Form 10-K, Exhibit 13
period 1998-12-31
LAW COMPANIES GROUP INC
filed 1999-03-31
CIK 853323

Company Overview
----------------

     For more than 75 years, LAWGIBB Group has built a reputation as one of the world's leading engineering, environmental and design consulting services companies. Providing expertise in a wide array of multi-disciplinary technical and business services, LAWGIBB serves the industrial, commercial and government market sectors throughout the world.

                                    [IMAGE]
          Lawgibb's Worldwide Corporate Headquarters, Atlanta, Georgia

Global Expanse with Local Presence
----------------------------------

     Headquartered in Atlanta, the Company's global network of more than 4,000 professionals provides the technical depth and geographic diversity that enables LAWGIBB to serve clients worldwide while maintaining a strong local presence. With specialists in more than 30 scientific and engineering disciplines, LAWGIBB's staff works from 100 local offices in 30 countries. The Company's projects have spanned over 160 countries.

Leading Edge Solutions to Clients' Multi-Faceted Concerns
---------------------------------------------------------

     Working side-by side with clients, LAWGIBB's professionals combine seasoned leadership with innovative technologies to solve complex problems and resolve pressing issues. The Company's mission is to create full-service solutions for its clients that save time, reduce costs, and add significant value to their operations. On each engagement, LAWGIBB's experts strive to address clients' concerns by converting challenges into opportunities for success and obstacles into competitive advantages.

                                    [IMAGE]

Corporate Expertise
-------------------

Our Product is Our People
-------------------------

     At the nucleus of LAWGIBB is the braintrust that fuels our business: our people. It is only through our people, who are the foundation of our Company and the fundamental source of our corporate expertise, that we are able to deliver excellent quality services on-time and on-budget to clients throughout the world.

     A guiding principle of LAWGIBB - intrinsic to every facet of our Company - is to provide our staff with ongoing extensive technical and business training. The Company's programs are aimed at continuously improving expertise and refining talent in order to address our clients' dynamic needs.

                                    [IMAGE]
                               R. Scott Steedman
                            Director of Engineering
                            LAWGIBB - International

     "LAWGIBB is far more than a collection of disciplines. Our technical product is paramount; yet we are a people business - indeed, our sole product is the intellectual capital of our employees. it is the ebb and flow of knowledge, shared among our people and across many national borders, that drives a unique neural network supplementing the formal systems, and igniting a synergy whose result is ingenuity and excellence."

Delivering Clients Systematic Quality With Assurance
----------------------------------------------------

     Unique to the  industry,  LAWGIBB  created a  worldwide  quality  assurance initiative to deliver to clients consistently superior service. Named the Quality Assurance Program, this systematic process of applying highly specialized functions and procedures provides clients confidence and assurance that they receive high quality performance on their engagements. The basis of the program entails having experienced and highly trained personnel, a worldwide computer network, and senior technical review of all reports, proposals, analyses, and test data.

     An important element of this initiative is our Principal Professional Certification Program. this rigorous and comprehensive process involves technical and business training for selected outstanding professionals with specific qualifications in education, experience, and registration. These individuals undergo a stringent series of examinations and scrutiny prior to achieving Principal status.

     The success of these programs is truly a testament to LAWGIBB's dedication to its employees and commitment to fostering and maintaining long-lasting relationships with clients.

                                    [IMAGE]
                             W. Charles Greer, Jr.
                            Director of Engineering
                                 LAWGIBB - USA

     "Our success is based on the ability of our people to divide problems into basic components and apply our extensive technical experience to these issues, while keeping the overall problem in the proper business perspective. This process provides our clients with sound solutions from both the technical and business viewpoints."

Service Areas
-------------

LAWGIBB Service Areas and Industries Served
-------------------------------------------

     LAWGIBB's corporate mission to provide clients with technically advances, cost-effective solutions has earned the Company a distinguished reputation in a highly competitive marketplace. In order to provide clients with superior quality service in nearly any location, LAWGIBB has categorized its service areas into six major groups: Engineered Construction, Environmental Services, Facilities Engineering, Industrial Services, Transportation Services, and Water Engineering. The breadth of our design expertise spans all service areas of our business from multi-story buildings to pipelines.

The primary industries served by LAWGIBB throughout the world include:

Chemical/Petroleum Manufacturing
Commercial Retail & Wholesalers
Education & Healthcare
Financial & Insurance Institutions
Food, beverage, & Tobacco
Telecommunications
Hospitality & Entertainment
Mining
Public Sector Works
Primary Metals Manufacturing
Pulp/Paper & Forest Products
Rubber, Plastics, & Glass
Power & Utilities
Real Estate & Rental Leasing
Strategic Alliances
Transportation

                                    [IMAGE]

Engineered Construction
     building with confidence
-----------------------------

     LAWGIBB  provides   construction   engineering   services  with  knowledge,
experience, and advanced data-gathering capability that is uniquely oriented to our client.

     Modern construction requires not only an understanding of the fundamental properties of construction materials and advanced technologies, but also of partnerships with other engineers, archtechts, contractors, and owners. As a provider of new and unique engineering solutions for efficient, economical construction, LAWGIBB's engineers and technicians are a value-added part of any construction team.

     LAWGIBB's services span all phases of the project process, including preliminary engineering, design, constructability analysis, peer review, construction testing and inspection, certified inspection, materials engineering and design, and laboratory testing.

     Our strengths lie in the expertise of the engineers and geologists in our local offices, backed by networks of experts who consult at top levels to provide value engineering in areas such as failure analysis, litigation, construction management, and worldwide construction. Using state-of-the-art tools and systems, LAWGIBB's professionals meet project objectives by delivering expert services in a cost-effective, timely, and accurate manner.

                                    [IMAGE]

                          INTEGRITY FROM THE GROUND UP
     LAWGIBB's geotechnical engineering, hydrological studies, and construction materials testing services are helping to make the Tennessee NFL Stadium a rock-solid venue. "We've utilized LAWGOBB for over two years now," says Ed Coon, Vice President of Hellmuth, Obata + Kassabaum's Sports Facilities Group. "They've provided services in a very thorough, efficient, and professional manner. We highly recommend their services."

                                    [IMAGE]

                            BUILDING FOR OUR FUTURE
     New, environmentally sustainable dams and hydropower stations such as those provided by the Lesotho Highlands Water Project will supply water and provide power, flood control and recreational facilities, while minimizing adverse environmental impact. At 185 meters high, the Katse arch dam is the highest in Africa - and is a project designed and supervised by a LAWGIBB joint venture.

                                    [IMAGE]

                                BRIDGING THE GAP
     LAWGIBB and the California Department of Transportation (Caltrans) are working closely on this $4.5 billion program, one of the world's largest bridge and seismic retrofit projects, which entails inspection and testing of more than 2,200 bridges in California. "LAWGIBB's specialized technical expertise is not available through the civil system; their professionals provide the skills necessary for this important project," says Phil Stolarski, Caltrans' Structural Materials Branch Chief.

Environmental Services
     protection and remediation
-------------------------------

     LAWGIBB helps clinets gain competitive advantage through appropriate environmental compliance, assessment, and risk management strategies.

     Environmental, health and safety risks must be identified, analyzed, and managed just as any other business risk. The wide range of effects business may have on the environment-from waste release, worker safety, and loss-of-habitat concerns to remediation and regulatory compliance issues-means most businesses must plan to deal with the possible impact of their activities.

     Few companies deliver the vast range of environmental expertise that LAWGIBB brings to every project. Through our diverse geographic coverage coupled with our ability to deliver services from concept to closure, LAWGIBB uses sound engineering and science to help guide environmental management decisions.

     From environment-friendly design to careful remediation, from meticulous property assessment to process engineering for public safety, LAWGIBB's proven track record of developing and implementing creative solutions that satisfy our clients' economic, operational and regulatory requirements has put our firm at the forefront of the environmental services field.


                                    [IMAGE]

                                CLEARING THE WAY
     LAWGIBB's regulatory assistance and technical support enabled Mansur Industries to introduce SystemOne, a new line of patented recycling industrial parts washers which could revolutionize the vehicle maintenance industry.

                                    [IMAGE]

                               BOTTOM LINE VALUE
     Through air modeling and the innovative design/construction methods used to build a recovered-water VOC system, LAWGIBB saved Olin Corporation $800,000 in capital costs, as well as $140,000 annually in operations and maintenance.


                                    [IMAGE]

                                BALANCE RESTORED
     Land contamination on the UK's Ministry of Defence sites is being addresed worldwide as sites are assessed and cleaned up prior to disposal. LAWGIBB's teams identify potential contamination, and remediation is prioritized according the the risk to public health and the environment.

Facilities Engineering
     managing life cycle cost
-----------------------------

     Optimizing building design and system performace, while managing costs and reducing risks, can pay long-term economic dividends by increasing the value of property over time.

     New regulations and increased maintenance required by aging structures, environmental hazards, and a competitive marketplace, offer significant challenges to those who acquire, own, or manage property. LAWGIBB's facilities experts enable clients to enhance their real estate investments through services that help extend the life of building components and systems.

     From roofing systems to underground storage tanks and everything in between, our facilities engineering team provides property owners and managers with a comprehensive resource of technical specialists to control operating expenses and optimize building design and system performance. LAWGIBB's engineers, architects, and environmental professionals assist the real estate industry in dealing with the complexities of owning or managing buildings and facilities.

     Primary facilities engineering services involve expertise related to architecture and structural systems, building exteriors, roofing and waterproofing, pavements, construction materials, mechanical and electrical systems, plumbing, asbestos and lead-containing materials, indoor air quality, forensic studies and expert testimony, information management, and other technical services required for successful asset management.

                                    [IMAGE]

                               VALUE ENGINEERING
     "LAWGIBB recommended we use a roof management program called ROOFER," says Walt Petters, Director of Project Management for Brevard County (FL) Public Schools. "The data they gathered qualified us for over $500,000 in power company rebates, and convinced the school board to allocate $30 million to put new roofs on 29 schools. We couldn't be more pleased."

                                    [IMAGE]

                              AWARD-WINNING DESIGN
     LAWGIBB's unique design for the UK's Falkland Islands Memorial Chapel triumphed over 73 other entries to win a RIBA/RFAC competition. The building will serve as both a national memorial to those who fell in the Falklands conflict and an assembly hall for Pangbourne College.

Industrial Services
     ensuring operations reliability
------------------------------------

     Operational  and  regulatory  compliance  issues could cost our  industrial
clients   millions   each  year  in  production   shutdowns  and   unanticipated
expenditures.

     Success in manufacturing requires that production and utility equipment perform at capacity, without shutdowns due to failure or safety hazards. LAWGIBB's industrial services professionals provide our clients with both peace of mind and a dependable production environment through what we call "Reliability Technology for the 21st Century." This is a detailed methodology that LAWGIBB's engineers and technicians use to assess, analyze, and maintain any physical asset in its operating context.

                                    [IMAGE]

                        THE POWER TO BUY WITH CONFIDENCE
     LAWGIBB's exacting technical investigations, including identifying existing problems and recommending remedial measures, enabled a client to begin acquisition negotiations for a major power station in Turkey.

     Our industrial services solutions allow our clients to utilize the full production capacity and useful service life of their assets. LAWGIBB's analysis, testing, and evaluation services provide valuable data that can alert clients to potential problems. Our process consulting ensures that advanced technology and service dependability are built right into the design; and predictive/preventive maintenance programs allow costly physical assets to operate at peak efficiency.

     In short, we help our clients maximize the functional reliability of their processes, equipment, and worker safety programs. Even better, by doing so we help significantly increase their operational profitability.

                                    [IMAGE]

                                THROUGH THE FIRE
     Due to LAWGIBB's efforts, Eco-Pak's steel shipping containers can take the heat...and any of the grueling tests required to manufacture safe packaging for nuclear material transport. To comply with stringent NRC and DOT regulations, Eco-Pak Specialty packaging utilizes LAWGIBB for metallurgy consulting, material selection, and testing services. "We've always received work of high integrity from LAWGIBB," says William Arnold, president. "We use them for all our engineering needs."

Transportation Services
     spanning the globe
-----------------------

     LAWGIBB's transportation expertise spans all modes of travel worldwide, identifying existing and future demands and developing solutions to problems.

     LAWGIBB's team provides consulting and construction services for all types of transportation projects. We provide planning, strategies and solutions, identify funding sources, and assist clients from the onset of a project through completion.

     Our worldwide rail team has planned and designed high speed, mainline, metro and light rail projects, providing a full range of financial and technical advice. LAWGIBB's highways team has provided expert design and consulting services for thousands of miles of road and hundreds of bridges worldwide. In addition, sophisticated computer modeling and information management tools enable our airport specialists to forecast human traffic through gates and terminals, and our highway experts to better predict the costs and challenges of building new roads.

     Our goal is to successfully integrate transportation and communication, people and services, to provide first-rate solutions. Across the spectrum of transportation services, LAWGIBB's experts offer the diversity and flexibility of service required to help our clients meet their needs today and in the future.

                                    [IMAGE]

                             GETTING THERE FOR LESS
     LAWGIBB won the appointment as lead engineer for London Underground Limited and the borough of Croydon's light rail scheme, providing the client major cost saving improvements in the value engineering phase.

                                    [IMAGE]

                          MORE INFORMATION, LESS COST
     A sophisticated geographic information system computer application for Georgia Department of Transportation was developed by LAWGIBB, allowing the client to optimize placement of transportation corridors with minimum environmental impact and cnstruction costs, reducing evaluation time by 60%, and substantially reducing project time and cost.

                                    [IMAGE]

                          BETTER SAFETY DOWN THE ROAD
     LAWGIBB is assisting the Federal Highway Administration (FHWA) with a 20-year study of in-service pavements intended to develop new pavement design and maintenance technologies, resulting in improved, longer-lasting road systems.

Water Engineering
     cost-effective solutions
-----------------------------

     LawGIBB is experienced in many aspects of water resources and wastewater systems, supporting projects ranging from small rural developments to master plans for large water infrastructures.

     Throughout the world, the demand for clean water often competes with economic growth and development. At LawGibb, our experienced teams help clients develop balanced, cost-effective water engineering and environmental solutions for a wide range of issues.

     Our experts offer broad-based services such as water resources management, water quality studies, stormwater drainage analysis and permitting, wastewater surveys, water reclamation schemes, industrial/municipal wastewater treatment works, sludge disposal, incinerators, and sea outfalls.

     In response to the global drive towards modernization of water management and privatization of utilities, LAWGIBB has developed a team of experts with a particular focus upon economics, institutional studies, and regulatory advice.

                                    [IMAGE]

                             FACILITATING PROGRESS
     "LAWGIBB has been a tremendous asset to our Company in the execution of water projects," says Ed Matta of Puerto Rico's Dick Construction Company. "Their deft integration of the permitting process into our design/build project delivery method is excellent. They've helped us maintain project schedules within a constantly changing environment.

                                    [IMAGE]

                        CLEAN WATER, CLEANER ENVIRONMENT
     From 1994 to 2005, the population of Antalya in Turkey will have increased by as much as 84%. LAWGIBB's team is overseeing the construction involved in upgrading the existing water supply, sewerage, and stormwater drainiage systems, a wastewater treatment plant, and a deep marine outfall for treated effluent.

                                    [IMAGE]

                  CREATING AN ENVIRONMENTALLY SOUND THEME PARK
     Located outside Cape Town, Century City is one of the largest urban developments in South Africa, which includes the Ratanga Junction theme park, pictured here. LAWGIBB is responsible for the design and project management of a multi-function wetland for water treatment and conservation, canals, stormwatersystems, bridges, structures for the theme park, and treatment of effluent.

                                                                   EXHIBIT 13.01


SELECTED FINANCIAL DATA
(Dollars in thousands except per share data)

----------------------------------------------------------------------------------------------------
                                     1998          1997          1996          1995            1994
----------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
   Gross Fees                      $311,162      $310,791      $323,179      $368,417       $361,653

   Net Fees                        $274,920      $277,701      $286,282      $314,873       $314,102

   Net Income (Loss)               $  8,422      $  4,081      $  1,910      $ (2,266)      $(11,464)

   Earnings (Loss) Per Share:
      Basic                        $   3.71      $   1.77      $   1.00      $  (1.19)      $  (5.32)

      Diluted                      $   2.82      $   1.60      $   1.00      $  (1.19)      $  (5.32)

   Cash Dividends Per Share        $     --      $     --      $     --      $     --       $   0.26

BALANCE SHEET DATA:
   Working Capital                 $ 39,060      $ 32,415      $ 28,459      $ 30,384       $ 28,895

   Total Assets                    $150,911      $145,768      $138,697      $148,304       $155,612

   Long Term Liabilities           $ 54,056      $ 54,935      $ 50,303      $ 59,915       $ 58,807

   Shareholders' Equity            $ 29,042      $ 19,341      $ 17,590      $ 15,825       $ 19,375
----------------------------------------------------------------------------------------------------

                                   GROSS FEES
                                    [GRAPH]


                                OPERATING INCOME
                                    [GRAPH]


                                   NET INCOME
                                    [GRAPH]


                            YEAR END STOCK VALUATION
                                    [GRAPH]

* Beginning in 1995, Year-End Stock Valuation represents the fair market value for purposes of, and in compliance with, the requirements of the Law Companies Group, Inc. 401(k) Savings Plan. These values are the fair market values of Law Stock for purposes of the 401(k) Savings Plan only, until such time as another appraisal is requested or as required by the 401(k) Savings Plan.

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

The following is management's discussion and analysis of certain significant factors that have affected the results of operations and financial condition of Law Companies Group, Inc. (the "Company") for the periods indicated. The Company measures its operating performance on the basis of net fees, since a substantial portion of gross fees are a pass-through to clients as costs of subcontractors and other project-specific outside services. The following table sets forth the percentage of net fees represented by certain items reflected in the Company's consolidated statements of operations and the percentage increase (decrease) in the underlying dollar amounts of each of these items from the prior year. This discussion should be read in conjunction with the Company's consolidated financial statements and accompanying notes.

RESULTS OF OPERATIONS

                                                                               Year to Year Dollar
                                     Year Ended December 31,                   Increase (Decrease)
                                  1998         1997         1996       1998 vs. 1997      1997 vs. 1996
                                  ----         ----         ----       -------------      -------------

Net Fees                         100.0%       100.0%       100.0%             (1.0%)            (3.0%)

Gross Profit                      58.6%        58.2%        59.3%             (0.3%)            (4.8%)

Indirect Costs and Expenses       51.7%        53.2%        55.2%             (3.8%)            (6.5%)

Operating Income                   6.9%         5.0%         4.1%             37.8%             18.2%

Net Income                         3.1%         1.5%         0.7%            106.4%            113.7%

COMPARISON OF 1998 AND 1997 - Continuing the positive trends established in previous years, the Company recorded significant improvements in operating income, income before income taxes and equity investments, and net income as compared to 1997. Additionally, the volume of gross fees for 1998 also reflected an improvement over the prior year. All primary margin measurements: gross profit, indirect costs and expenses, operating income, and net income improved as a percentage of net fees compared to 1997.

Consolidated gross fees for 1998 increased by 0.1% to $311.2 million from $310.8 million in 1997. For U.S. Operations, gross fees for the year increased by 0.2% as compared to 1997 to $208.4 million. For International Operations, gross fees were flat compared to 1997 at $102.8 million. Consolidated net fees for 1998 decreased 1.0% to $274.9 million from $277.7 million in 1997. Net fees for the U.S. operations decreased to $179.3 million in 1998, or 1.1%, from $181.3 million in 1997. The International Group's net fees decreased to $95.6 million for 1998 from $96.4 million in 1997. The International Group's net fees in pound sterling for 1998 were adversely affected by the continuing effects of the hold on government expenditures which surrounded the 1997 United Kingdom general election. Also contributing to these decreases was a minor strengthening of the value of the U.S. dollar as compared to the pound sterling. The average value of the dollar increased by 1.2% in 1998 as compared to 1997.

The consolidated gross profit margin increased to 58.6% in 1998 from 58.2% for 1997. The U.S. Group's gross profit margin decreased slightly from 64.6% for the year ended 1997 to 64.3% for the year ended 1998, primarily due to increased labor costs. The International Group's gross profit margin improved from 46.2% in 1997 to 47.7% in 1998. This improvement was primarily attributable to improvements in job related expenses. Consolidated indirect costs and expenses were $142.2 million in 1998 compared to $147.8 million in 1997. This decrease of $5.6 million, or 3.8%, is attributable to the continued positive impact of the Company's cost reduction initiatives.

Interest expense increased from $4.0 million in 1997 to $4.4 million in 1998, primarily as a result of higher average outstanding bank debt as compared to 1997. Lower interest rates in the Company's re-negotiated credit facilities contributed to partially offset these increases. During 1998 and 1997, the Company expensed $0.1 million and $1.5 million, respectively, related to the amortization of costs associated with re-negotiating and securing its credit facilities. This $1.4 million decrease is directly attributable to the lower level of fees and the 3-year term associated with the 1998 facility versus the 1997 facility renegotiation.

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

In 1998, the Company recorded net income of $8.4 million compared to $4.1 million in 1997. A portion of this improvement was related to the decrease in the effective tax rate from 49.8% in 1997 to 43.8% in 1998. Earnings per common share for 1998 were $3.71 per common share - basic ($2.77 per common share - diluted) compared to $1.77 per common share - basic ($1.60 per common share - diluted) in 1997.

COMPARISON OF 1997 AND 1996 - Consolidated gross fees for 1997 decreased by 3.8% to $310.8 million from $323.2 million in 1996. Consolidated net fees for 1997 decreased 3.0% to $277.7 million from $286.3 million in 1996. Net fees for the U.S. operations decreased to $181.3 million in 1997, or 4.8%, from $190.4 million in 1996. These decreases were largely the result of two factors. First, having emerged from losses in 1994 and 1995, the Company placed its primary focus during 1996 on cost structure and competitiveness which adversely affected fee growth. Second, the lack of environmental regulatory pressure softened the demand in the environmental markets and resulted in increased competition. These decreases were partly mitigated by the Company's efforts to improve its business development initiatives during the year, to return net fees to 1996 levels, and grow fees in subsequent periods.

The International Group's net fees increased to $96.4 million for 1997 from $95.9 million in 1996. This small increase was largely the result of a weaker U.S. dollar when compared to the pound sterling. The average value of the dollar decreased by 4.8% in 1997 when compared to 1996. The International Group's net fees in pound sterling for 1997 were negatively affected by a hold on government expenditures surrounding the United Kingdom general election.

The consolidated gross profit margin decreased to 58.2% in 1997 from 59.3% for 1996. The U.S. Group's gross profit margin decreased slightly from 64.9% for the year ended 1996 to 64.6% for the year ended 1997. The small decrease in margin reflects competitive pressures, beginning in 1996, faced in the markets served by the U.S. Group. The International Group's gross profit margin decreased from 48.2% in 1996 to 46.2% in 1997. This decrease was due to project performance issues and increased competitive pressures in several of the International Group's markets as well as an increase in direct job-related expenses, which produces a smaller profit margin.

Consolidated indirect costs and expenses were $147.8 million in 1997 compared to $158.1 million in 1996. This decrease of $10.3 million, or 6.5%, was attributable to the continued positive impact of the Company's cost reduction and labor utilization initiatives. These initiatives were designed to maximize efficiency and profitability, to effect substantive change in the culture of the Company, and to improve labor utilization. In 1997, the Company also advanced its efforts to lower real estate and office occupancy costs. Reductions in corporate overhead functions, primarily departmental re-alignment, position elimination, and attrition were also a contributing factor to the overall decrease in indirect expenses. Additionally, in the first quarter of 1997, the U.S. Group curtailed its defined benefit pension plan. As a result, the Company recognized a gain on curtailment of $1.8 million. This gain was a direct reduction of other indirect costs and expenses.

Interest expense decreased from $4.7 million in 1996 to $4.0 million in 1997. This decrease was primarily due to lower average outstanding bank debt and lower interest rates in the Company's re-negotiated credit facilities in 1997 compared to 1996. During 1997 and 1996, the Company expensed $1.5 million and $2.6 million, respectively, related to the amortization of costs associated with re-negotiating and securing its credit facilities. This $1.1 million decrease was directly attributable to the lower level of fees associated with the 1997 facility renegotiation versus the 1996 facility renegotiation.

In 1997, the Company recorded net income of $4.1 million compared to $1.9 million in 1996. Earnings per common share for 1997 were $1.77 per common share
- basic ($1.60 per common share - diluted) compared to $1.00 per common share (basic and diluted) in 1996.

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


FINANCIAL CONDITION
The increase in cash provided by operations from $3.8 million in 1997 to $6.4 million in 1998 was primarily the result of the increase in net income from $4.1 million in 1997 to $8.4 million in 1998. Depreciation has been reduced as the Company has taken a more deliberate approach to capital expenditures over the prior two years. The components of working capital, which used $4.9 million in 1997, used cash of $6.6 million in 1998.

Capital expenditures for 1998 were $6.8 million, which represents a decrease of $1.4 million from 1997. Total capital expenditures were in line with the Company's 1998 capital expenditures plan. In order to continue to enhance productivity and potentially increase earnings, the Company has continued, and will continue, its capital spending programs, particularly for computer and other technology-related equipment. The Company believes that the limit of capital spending imposed by its 1998 credit facility of $7.0 million per year is sufficient to meet foreseeable requirements. The Company has no other material commitments for purchases of additional equipment.

The Company reported debt and short-term borrowings of $48.1 million at December 31, 1998, compared to $45.6 million at the end of 1997. Debt and short-term borrowings as a percentage of total capitalization amounted to 55% at December 31, 1998 compared to 61% at December 31, 1997.

On January 15, 1998, the Company refinanced its credit facilities into one credit facility with a global bank. See Note 4 to the Consolidated Financial Statements. The 1998 credit facility bears a three-year term and two one-year extension options, the first of which was exercised concurrent with the amendment of the facility in September, 1998. The credit facility contains certain restrictions which, among other things, limit capital expenditures; require minimum earnings before interest, taxes, depreciation and amortization; and specify achievement of certain leverage and fixed charge. In addition, cash dividends on common stock are prohibited. The repurchase of shares for cash or notes is restricted and payments on existing or future notes payable to shareholders are permitted, subject to certain limitations. The 1998 Facility is secured by substantially all of the assets of the Company's United States and United Kingdom operating subsidiaries.

On May 6, 1997, the shareholders of the Company authorized and approved a transaction between the Company and Virgil R. Williams and James M. Williams, Jr., each a director of the Company (collectively, the "Investors"), pursuant to which the Company sold to the Investors (including, in the case of James M. Williams, a family partnership that he controls) a combination of Preferred Stock, Common Stock warrants, and options to purchase shares of Common Stock (the "Options"). The Options are eligible to be exercised in various quantities and at various prices through December 31, 2006. On June 25, 1998, Virgil R. Williams and the James M. Williams Family Partnership exercised options to purchase an aggregate of 175,000 shares of the Company's Common Stock at an exercise price of $16.50 per share. The proceeds of $2.9 million received by the Company were invested in initiatives to further reduce real estate and insurance costs as well as fund improvements in technology and increased sales and marketing activities.

While the Company anticipates continuing capital requirements to support growth, expansion of services, and capital expenditures, the Company believes that its cash provided by operations and borrowings available under the bank credit facility will be sufficient to meet its requirements for the foreseeable future.

MARKET RISKS - The Company is exposed to various types of market risks in the normal course of business, including the impact of interest rate changes and foreign currency exchange rate fluctuations. In order to manage interest rate risk relative to its credit facility, the Company employs an interest rate swap agreement. Based on the Company's debt profile at December 31, 1998 and December 31, 1997, a 1% increase in market interest rates would have increased interest expense and decreased income before income taxes by approximately $150,000 and $280,000, respectively. The company does not hold derivative instruments for trading purposes. As part of its foreign exchange risk management strategy, the Company occasionally borrows funds in the appropriate local currency where debt financing is required to support foreign operating activities, resulting in a reduction in exchange rate risk. The Company typically does not employ derivative instruments for purposes of managing foreign currency exchange rate risk and as a result, could be exposed to the risk that certain revenue and cost transactions originated in foreign currencies may be realized at different exchange rates than those which had been in effect historically. The primary foreign currencies in which the company has exchange rate risk are pound sterling, South African rand, and the euro. Due to the historical stability of these currencies, (and, in the case of the euro, the related currencies which underlie the value of the euro itself), combined with the steps that the Company has taken to manage foreign exchange risk, the Company does not believe that these risks represent a material exposure to its financial position or results of operations.

Year-2000 - The Company recognizes the need to address potential problems in both information technology and non-information technology systems which could result in improper handling of the date change to the year 2000. As the Company's core business services are engineering and environmental science professional consulting services, delivery of these services is not critically dependent on any mainframe, mini-computer or personal computer-based systems or software applications. Where computer systems and software applications are used to support the delivery of services to clients, these systems and applications are largely personal computer-based and are not considered likely to experience year-2000 related problems. For certain applications which are used to support administrative operations of the Company and certain systems and applications used to support the Company's international operations, year-2000 readiness projects are currently in the process of being implemented. These projects are expected to be completed in mid-1999.

The Company expects to spend a total of approximately $150,000 to address known year-2000 issues, with approximately $35,000 of the total spent to date. Additionally, the Company does not anticipate a material adverse effect on the Company's business, results of operations, or financial condition associated with any currently identified or anticipated year-2000 readiness issue, inclusive of internal systems and software applications and those systems of other parties with whom the Company does business. As part of the Company's contingency plan to address year-2000 matters, a centralized task force has been established to coordinate identification, evaluation, and implementation of any year-2000 contingency plans or future compliance requirements. This task force is evaluating all of its major external providers of essential goods and services for year-2000 readiness. Based on the critical nature of any good or service, the task force is developing a contingency plan regardless of the reported year-2000 readiness of the provider or industry. The Company expects all phases to be substantially complete by mid-1999.

While the Company is taking steps that it believes to be reasonable and prudent to assess the year-2000 readiness of third parties with whom the Company does business, the failure of any of these third parties to correct a material year-2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Due to the general uncertainty inherent in the year-2000 problem, resulting in part from the uncertainty of the year-2000 readiness of third party suppliers and customers, the Company is unable to determine at this time whether the consequences of year-2000 failures will have a material impact on the Company's results of operations, liquidity, or financial condition. Readers are cautioned that forward-looking statements contained in the year-2000 update should be read in conjunction with the Company's disclosures under the heading: "Forward Looking Statements", which follow this section.

FORWARD LOOKING STATEMENTS - This Annual Report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 which represent the Company's expectations or beliefs. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond the Company's control. The Company cautions that various factors, including, but not limited to, the factors described in the Company's filings with the Securities and Exchange Commission (the "Commission"), the uncertain timing of awards and contracts, increasing competition by foreign and domestic competitors as well as the impact of year-2000 issues and general economic and regulatory conditions in each of the geographic regions served by the Company and industry trends, and other risks could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements.

CONSOLIDATED BALANCE SHEETS
Law Companies Group, Inc.
(Dollars in thousands, except share and per share amounts)

        AT DECEMBER 31,                                                              1998            1997
-----------------------------------------------------------------------------------------------------------
ASSETS
        Cash and Cash Equivalents                                                 $  11,022       $   9,527
        Billed Fees Receivable                                                       55,346          56,808
        Unbilled Work in Progress                                                    31,464          32,105
        Other Receivables                                                             1,579           2,199
        Deferred Income Taxes                                                         3,074              --
        Prepaid Expenses                                                              4,388           3,268
                                                                                  ---------       ---------
           Current Assets                                                           106,873         103,907
        Property and Equipment, net                                                  23,442          23,506
        Equity Investments                                                            1,587           1,361
        Intangible Assets                                                            13,250          13,775
        Other Assets                                                                  5,759           3,219
                                                                                  ---------       ---------
           Total Assets                                                           $ 150,911       $ 145,768
                                                                                  =========       =========

-----------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
        Short-Term Borrowings                                                     $     902       $     904
        Accounts Payable                                                             15,858          17,887
        Billings in Excess of Costs and Fees Earned on Contracts in Progress         13,805          15,168
        Accrued Payroll and Other Employee Benefits                                   7,127           5,990
        Accrued Professional Liability Reserve                                        3,518           3,504
        Other Accrued Expenses                                                       16,745          21,339
        Income Taxes Payable                                                          4,638           3,768
        Current Portion of Long-Term Debt                                             5,220           2,231
        Deferred Income Taxes                                                            --             701
                                                                                  ---------       ---------
           Current Liabilities                                                       67,813          71,492

        Long-Term Debt                                                               41,979          42,483
        Deferred Income Taxes                                                         1,983           1,528
        Minority Interest in Equity of Subsidiaries                                     208           1,060

        Cumulative Convertible Redeemable Preferred Stock -
           956,613 Shares Issued and Outstanding                                      9,886           9,864

        Common Stock - $1 par value, 10,000,000 shares authorized,
           2,045,870 and 1,872,000 shares issued and outstanding                      2,046           1,872
        Additional Paid-In Capital                                                   18,046          14,957
        Retained Earnings                                                            15,931           8,855
        Accumulated Other Comprehensive Income                                       (6,981)         (6,343)
                                                                                  ---------       ---------
           Total Shareholders' Equity                                                29,042          19,341
                                                                                  ---------       ---------
           Total Liabilities and Shareholders' Equity                             $ 150,911       $ 145,768
                                                                                  =========       =========

See Accompanying Notes.

CONSOLIDATED STATEMENTS OF OPERATIONS
Law Companies Group, Inc. (Dollars in thousands, except per share amounts)

          YEAR ENDED DECEMBER 31,                            1998            1997            1996
---------------------------------------------------------------------------------------------------
         Gross Fees                                        $311,162        $310,791        $323,179
         Less: Cost of Outside Services                      36,242          33,090          36,897
                                                           --------        --------        --------
         Net Fees                                           274,920         277,701         286,282

         Direct Costs and Expenses:
            Payroll                                          81,160          81,613          83,109
            Job-Related Expenses                             32,591          34,450          33,402
                                                           --------        --------        --------
         Gross Profit                                       161,169         161,638         169,771

         Indirect Costs and Expenses:
            Payroll                                          62,474          60,604          61,527
            Other Expenses                                   79,688          87,240          96,570
                                                           --------        --------        --------
         Operating Income                                    19,007          13,794          11,674

         Other Income (Expense):
            Interest Expense                                 (4,365)         (3,995)         (4,715)
            Deferred Financing Costs                           (141)         (1,539)         (2,553)
            Other Income (Expense)                              197            (198)             12
                                                           --------        --------        --------
         Income Before Income Taxes
            and Equity Investments                           14,698           8,062           4,418
         Income Tax Provision                                (6,432)         (4,012)         (2,615)
         Equity Investments                                     156              31             107
                                                           --------        --------        --------
         Net Income                                           8,422           4,081           1,910
         Less: Preferred Stock Dividend and Accretion        (1,128)           (742)             --
                                                           --------        --------        --------
         Net Income Available to Common Shareholders       $  7,294        $  3,339        $  1,910
                                                           ========        ========        ========

         Earnings Per Common Share - Basic                 $   3.71        $   1.77        $   1.00
                                                           ========        ========        ========

         Earnings per Common Share - Diluted               $   2.77        $   1.60        $   1.00
                                                           ========        ========        ========

RECONCILIATION OF COMPREHENSIVE INCOME

         Net Income                                        $  8,422        $  4,081        $  1,910
         Other Comprehensive Income:
            Foreign Currency Translation Adjustment            (638)         (1,282)           (376)
                                                           --------        --------        --------
         Comprehensive Income                              $  7,784        $  2,799        $  1,534
                                                           ========        ========        ========

See Accompanying Notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Law Companies Group, Inc. (Dollars in thousands, except share amounts)

              Year Ended December 31,                                1998           1997           1996
--------------------------------------------------------------------------------------------------------
Class A Common Stock
              Balance at Beginning of Year                         $    --        $    --        $ 1,533
              Conversion of 1,533,106 Shares of Class A Stock
                 To Common Stock                                        --             --         (1,533)
                                                                   -------        -------        -------
              Balance at End of Year                                    --             --             --

Common Stock
              Balance at Beginning of Year                           1,872          1,905            361
              Conversion of 1,533,106 Shares of Class A Stock
                 To Common Stock                                        --             --          1,533
              Issuance of Common Stock                                  21             --             19
              Repurchase and Retirement of Common Stock                (22)           (33)            (8)
              Exercise of Options to Purchase Common Stock             175             --             --
                                                                   -------        -------        -------
              Balance at End of Year                                 2,046          1,872          1,905

Additional Paid-In Capital
              Balance at Beginning of Year                          14,957         15,063         14,823
              Issuance of Common Stock                                 558             --            300
              Repurchase and Retirement of Common Stock               (182)          (256)           (60)
              Exercise of Options to Purchase Common Stock           2,713             --             --
              Issuance of Common Stock Warrants                         --            150             --
                                                                   -------        -------        -------
              Balance at End of Year                                18,046         14,957         15,063

Retained Earnings
              Balance at Beginning of Year                           8,855          5,683          3,794
              Net Income                                             8,422          4,081          1,910
              Preferred Stock Dividends                               (800)          (521)            --
              Preferred Stock Accretion                               (327)          (221)            --
              Repurchase and Retirement of Common Stock               (219)          (167)           (21)
                                                                   -------        -------        -------
              Balance at End of Year                                15,931          8,855          5,683

Accumulated Other Comprehensive Income
              Balance at Beginning of Year                          (6,343)        (5,061)        (4,685)
              Foreign Currency Translation Adjustment                 (638)        (1,282)          (376)
                                                                   -------        -------        -------
              Balance at End of Year                                (6,981)        (6,343)        (5,061)

                                                                   -------        -------        -------
Total Shareholders' Equity                                         $29,042        $19,341        $17,590
                                                                   =======        =======        =======

See Accompanying Notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Law Companies Group, Inc. (Dollars in thousands)

           Year Ended December 31,                                       1998           1997          1996
-----------------------------------------------------------------------------------------------------------
Operating Activities:
          Net Income                                                   $ 8,422        $ 4,081       $ 1,910
          Adjustments to Reconcile Net Income to
             Net Cash Provided by Operating Activities:
                Depreciation and Amortization                            6,724          6,782         7,744
                Financing Costs Amortization                               141          1,539         2,553
                Provision for Losses on Receivables                        731            172           683
                Deferred Income Taxes                                   (3,320)        (4,034)       (3,169)
                Provision for Losses on Claims                             219             --           919
                Undistributed Earnings From
                   Equity Investments                                     (156)           (31)         (107)

                Loss (Gain) on Disposal of Property and Equipment          205            228          (161)
          Changes in Operating Working Capital Assets and
             Liabilities, net of Effects of Business Acquisitions       (6,599)        (4,932)        4,587
                                                                       -------        -------       -------
          Net Cash Provided by Operating Activities                      6,367          3,805        14,959

Investing Activities:
          Business Acquisitions, net of Cash Acquired                     (187)          (415)           --
          Purchases of Property and Equipment                           (6,635)        (7,793)       (3,992)
          Proceeds from Disposal of Property and Equipment                 120            227           494
          Other, net                                                    (1,903)           236          (195)
                                                                       -------        -------       -------
          Net Cash Used in Investing Activities                         (8,605)        (7,745)       (3,693)

Financing Activities:
          Net Proceeds (Payments) on Short-Term Borrowings                 182            606          (855)
          Net Proceeds (Payments) on Revolving Line of
             Credit and Long-Term Borrowings                             2,701            (46)       (6,573)
          Deferred Financing and Preferred Stock Issuance Costs           (369)        (3,602)         (921)
          Issuance of Cumulative Convertible Redeemable
             Preferred Stock                                                --          9,850            --
          Issuance of Common Stock and Warrants                             --            150           319
          Repurchase and Retirement of Shares                             (423)          (456)          (89)
          Preferred Dividends Paid                                        (800)          (521)           --
          Exercise of Options to Purchase Common Stock                   2,888             --            --
                                                                       -------        -------       -------
          Net Cash Provided by (Used in) Financing Activities            4,179          5,981        (8,119)

          Effect of Exchange Rate Changes on Cash                         (446)          (611)           37
                                                                       -------        -------       -------
          Increase in Cash and Cash Equivalents                          1,495          1,430         3,184
          Cash and Cash Equivalents at Beginning of Year                 9,527          8,097         4,913
                                                                       -------        -------       -------
          Cash and Cash Equivalents at End of Year                     $11,022        $ 9,527       $ 8,097
                                                                       =======        =======       =======

See Accompanying Notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 1998, 1997, and 1996, Law Companies Group, Inc. (Dollars in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

1. Accounting Policies

DESCRIPTION OF BUSINESS - Law Companies Group, Inc. and its subsidiaries (collectively, the "Company") provide comprehensive environmental and specialized engineering consulting services to governmental, commercial and industrial entities. During 1998, 1997, and 1996, the Company derived approximately 5%, 8%, and 10%, respectively, of gross fees from various agencies of the United States Government.

BASIS OF PRESENTATION - The consolidated financial statements include the accounts of Law Companies Group, Inc. and its subsidiaries. All significant intercompany accounts and transactions are eliminated.

USE OF ESTIMATES - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION - In general, the Company recognizes revenues at the time services are performed. On cost-reimbursable contracts, revenue is recognized as costs are incurred, and includes applicable fees earned through the date services are provided. On fixed-price contracts, revenues are recorded using the percentage-of-completion method of accounting by relating contract costs incurred to date to total estimated contract costs at completion. Contract costs include both direct and indirect costs. Contract losses are provided for in their entirety in the period they become known, without regard to the percentage-of-completion. Some of the Company's contracts with the U.S. federal government, as well as certain contracts with commercial clients, provide that contract costs (including indirect costs) are subject to audit and adjustment. For all such contracts, revenues have been recorded based upon those amounts expected to be realized upon final settlement.

DERIVATIVES - The Company has entered into an interest rate swap agreement to synthetically manage the interest rate characteristics of its outstanding debt and to partially limit the Company's exposure to rising interest rates. Amounts to be received or paid as a result of this agreement are accrued and recognized as an adjustment to interest expense related to the designated debt. Gains and losses on terminations of interest rate swap agreements would be deferred as an adjustment to the carrying amount of the outstanding debt and amortized as an adjustment to interest expense related to the debt over the remaining term of the original contract life of the terminated swap agreement. In the event of the early extinguishment of a designated debt obligation, any realized or unrealized gain or loss from the swap would be recognized in income coincident with the extinguishment gain or loss.

RECEIVABLES AND UNBILLED WORK IN PROGRESS - Unbilled work in progress represents amounts earned under contracts in progress, but not yet billable under the terms of those contracts. These amounts become billable according to the contract terms which usually consider the passage of time, achievement of certain milestones, or completion of the project. Included in accounts receivable at December 31, 1998 and 1997 were contract retentions totaling $765 and $537, respectively. Substantially all unbilled receivables are billed and collected in the subsequent fiscal year. Billed fees receivable, net, at December 31, 1998 of $55,346 and at December 31, 1997 of $56,808 were net of allowances for doubtful accounts of $4,223 and $3,747, respectively.

CASH EQUIVALENTS - The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 1998, 1997, and 1996, Law Companies Group, Inc. (Dollars in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Depreciation and amortization are provided over estimated useful lives using both straight-line and accelerated methods. Useful lives range as follows: buildings 40 years; equipment 3-6 years; furniture and fixtures 5-10 years; automobiles 3-6 years; and leasehold improvements utilizing the shorter of the lease term or the remaining useful life of the asset. Depreciation expense was $5,316, $6,243, and $7,165 in 1998, 1997, and 1996, respectively.

INCOME TAXES - The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the tax rates and laws that will be in effect when the differences are expected to reverse.

INTANGIBLE ASSETS - Goodwill, representing amounts paid in excess of the fair values of the net assets acquired in acquisition transactions, is amortized using the straight-line method over periods of 10-40 years. If facts and circumstances indicate that the goodwill or other intangible assets may be impaired, the Company's policy is to compare the carrying amount for those assets to the undiscounted cash flows associated with those assets in order to determine if a write-down to fair market value is required.

OTHER ASSETS - Included in Other Assets are other intangible assets, primarily debt financing costs and trademarks which are amortized on a straight-line basis over the terms of the related agreement. Accumulated amortization approximated $959 and $1,603 at December 31, 1998 and 1997, respectively. Additionally, certain long-term prepaid expenses and prepaid pension costs also are represented in the balances at December 31, 1998.

FOREIGN CURRENCY TRANSLATION - The functional currency for most foreign operations is the local currency. The cumulative effects of translating the balance sheet accounts from the functional currency into the U.S. dollar at current exchange rates are included in Foreign Currency Translation Adjustment in Shareholders' Equity. For all operations, gains or losses from remeasuring foreign currency transactions into the functional currency are included in income.

COMMON STOCK RESERVED - The Company has reserved 1,574,541 shares of common stock for issuance relative to employee stock option plans, other stock option plans, convertible securities, and common stock warrants.

STOCK BASED COMPENSATION - The Company grants to employees stock options for a fixed number of shares with an exercise price equal to the fair value of the shares at the date of grant. The Company has elected to account for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognizes no compensation expense for the stock option grants. (See Note 7.)

EARNINGS PER COMMON SHARE - In 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share (SFAS 128). SFAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the SFAS 128 requirements. (See Note 10.)

RECENT PRONOUNCEMENT - In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 1999. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new Statement will have a material effect on earnings or the financial position of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 1998, 1997, and 1996, Law Companies Group, Inc. (Dollars in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

2.  PROPERTY AND EQUIPMENT

Property and Equipment are presented at cost less accumulated depreciation and are detailed as follows:

                                                    1998           1997
                                                  --------       --------
         Land and Buildings                       $ 12,398       $ 12,094
         Equipment                                  38,773         36,507
         Furniture and Fixtures                     12,074         12,386
         Automobiles                                 2,606          3,088
         Leasehold Improvements                      2,316          3,526
                                                  --------       --------
                                                    68,167         67,601

         Less: Accumulated Depreciation            (44,725)       (44,095)
                                                  --------       --------
            Total Net Property and Equipment      $ 23,442       $ 23,506
                                                  ========       ========

3. CUMULATIVE CONVERTIBLE REDEEMABLE PREFERRED STOCK

On March 14, 1997, the Board of Directors approved an agreement to issue to an investor $10 million of 8% Cumulative Redeemable Preferred Stock (redeemable on or after the seventh anniversary of issuance), together with separate warrants exercisable for a period of 12 years and representing approximately 33% of the Common Stock outstanding as of the date of issuance. The warrants had an exercise price of $10.45 per share until June 30, 1998 after which the price will range from $0.01 to $10.45 based upon the Company's performance against stipulated net income benchmarks. In addition, the agreement included options to acquire up to 900,000 shares of Common Stock at a price of $16.50 per share from July 1, 1997 through June 30, 1998, increasing on July 1 of each year thereafter to $20.00, $24.50, $29.00, and $33.00 through December 31, 2006. As of December
31, 1998, as a result of the exercise of 175,000 options and the subsequent cancellation, per the terms of the agreement, of an additional 140,972 options, there were options remaining to acquire up to 584,028 shares of Common Stock.

The Preferred Stock is entitled to voting rights equal to the number of common shares represented by the warrants. The Preferred Stock may vote on all matters except as expressly provided in the Company's bylaws and articles of incorporation and under applicable law. The Preferred Stock is entitled to elect Preferred Directors representing one less than a majority of the Company's Board of Directors. The liquidation preference of each preferred share is its original issue price of approximately $10.45 per share, totalling $10 million. The value assigned to the options and warrants of $150 and the costs of issuance of $2,149 are being accreted/amortized over the period to redemption, reducing the net income available to common shareholders.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 1998, 1997, and 1996, Law Companies Group, Inc. (Dollars in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

4. DEBT

Debt obligations consist of the following at December 31:

                                                                                         1998         1997
                                                                                       -------      -------
         Revolving Lines of Credit:
            United States (Average interest rate of 7.5% at December 31, 1998)         $28,700      $26,586
            International (Average interest rate of 8.3% at December 31, 1998)           4,342        1,796
         Notes Payable to former shareholders, interest at prime,  8.0%, and 8.5%       12,868       12,868
         Note Payable, interest at 7.5%                                                     --        1,526
         Various Notes Payable, interest at rates ranging from
            5.4% to 17.5% due in installments through the year 2002                      1,289        1,938
                                                                                       -------      -------
         Total Lines of Credit and Notes Payable                                        47,199       44,714
            Less: Current Portion                                                        5,220        2,231
                                                                                       -------      -------
         Total Long-Term Debt                                                          $41,979      $42,483
                                                                                       =======      =======

On January 15, 1998, the Company refinanced its credit facilities into one credit facility with a global bank. The 1998 Facility bears a three-year term and two one-year extension options, the first of which was exercised concurrent with the amendment of the facility in September, 1998. The credit facility contains certain restrictions which, among other things, limit capital expenditures; require minimum earnings before interest, taxes, depreciation and amortization; and specify achievement of certain leverage and fixed charge ratios. In addition, cash dividends on common stock are prohibited. The repurchase of shares for cash or notes is restricted and payments on existing or future notes payable to shareholders are permitted, subject to certain limitations. The 1998 Facility is secured by substantially all of the assets of the Company's United States and United Kingdom operating subsidiaries.

CREDIT FACILITY

                                              MAXIMUM
             NATURE                          AMOUNT (C)                   INTEREST RATE                          EXPIRATION DATE
             ------                          ----------                   -------------                          ---------------
Revolving Line of Credit (A)                    $40,000     Base less 0.25% to Base and LIBOR + 1.5% to 2.0%     January 15, 2002
Letters of Credit sub-facility                  $ 3,000     1.25% to 1.5% Per Annum                              January 15, 2002
Revolving Line of Credit and
   Overdraft Facility                     (pound)11,000     Base + 1.5% to 2.0% and LIBOR + 1.5% to 2.0%         January 15, 2002
Letters of Credit sub-facility            (pound)11,000     1.75% Per Annum                                      January 15, 2002
Capital Expenditure Facility (B)                $ 7,992     Base - 0.25% + 0% and LIBOR + 1.5% to 2.0%           January 15, 2002
Capital Expenditure Facility (B)          (pound) 2,400     LIBOR + 1.5% to 2.0%                                 January 15, 2002

(A) The total revolving facility will be reduced by $10,000 on January 1, 2000 and by an additional $5,000 on January 1, 2001.
(B) The capital expenditure dollar facility has an initial availability of $2,664, increasing to $5,328 on January 15, 1999, and $7,992 on January 15, 2000. The capital expenditure pounds sterling facility has an initial availability of (pound)800, increasing to(pound)1,600 on January 15, 1999, and(pound)2,400 on January 15, 2000.
(C) Amounts available under the revolving credit facility will be subject to a borrowing base limitation based upon the Company's earnings before interest, taxes, depreciation, and amortization measured on a monthly basis. Borrowings under the capital expenditure facilities are repayable quarterly over a five-year period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 1998, 1997, and 1996, Law Companies Group, Inc. (Dollars in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

Interest payments totaled $5,366, $4,236, and $5,212 in 1998, 1997, and 1996, respectively. The weighted average interest rate on short-term borrowings ($902 of short-term borrowings denominated in South African rand ) approximated 24.0% in 1998. Future maturities of long-term debt are as follows:

               1999                                  $ 5,220
               2000                                    4,279
               2001                                    6,316
               2002                                   30,654
               2003                                      730
         Thereafter                                       --
                                                     -------
                                                     $47,199
                                                     =======

In January 1998, the Company entered into an interest rate swap agreement effectively to fix the LIBOR rate on $20,000 of variable rate borrowings at 5.86% per annum until January 2003. At December 31, 1998, the Company had provided guarantees of $2,419 under United States letters of credit and $8,642 under international bonds, guarantees, and indemnities.

5. LEASES

The Company leases certain office space, equipment, automobiles, and furniture under noncancellable operating leases. The following is a schedule of future minimum lease payments required under those leases which have initial or remaining noncancellable terms of one year or more:

               1999                                        $13,077
               2000                                         10,157
               2001                                          7,788
               2002                                          5,076
               2003                                          5,232
         Thereafter                                         26,710
                                                           -------
                                                           $68,040
                                                           =======

Rent expense, net of income from subleases, aggregated $14,803, $17,307, and $17,079 in 1998, 1997, and 1996, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 1998, 1997, and 1996, Law Companies Group, Inc. (Dollars in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

6. BENEFIT PLANS

PENSION PLANS
The Company has a noncontributory, defined benefit pension plan covering substantially all of its United States employees over the age of 21. The benefits are based on each eligible employee's years of service and compensation during the last ten years of employment. A curtailment in the plan, which was effective March 28, 1997, ceased benefit accruals to vested participants on that date. As a result, the Company recognized a gain on curtailment of $1,816 in the first quarter of 1997.

The Company's funding policy is to contribute amounts annually to the plan sufficient to meet minimum funding requirements as set forth in the Employee Retirement Income Security Act of 1974, plus additional amounts, if any, as may be determined to be appropriate by the Company's Board of Directors.

During 1998, the Company adopted SFAS No. 132 - Employers' Discussions about Pensions and Other Postretirement Benefits. Adoption of this standard requires expanded disclosures regarding the roll-forward of the changes in benefit obligation and the changes in plan assets. These disclosures are reflected in the tables which follow.

Net periodic pension costs consist of the following components for the years ended December 31:

                                                       1998          1997          1996
                                                     -------       -------       -------
         Service Cost                                $    --       $   560       $ 2,898
         Interest Cost                                 2,687         2,635         2,859
         Actual Return on Plan Assets                 (3,639)       (2,845)       (4,511)
         Net Amortization and Deferral                  (160)            2         2,656
                                                     -------       -------       -------
            Net Periodic Pension (Benefit) Cost      $(1,112)      $   352       $ 3,902
                                                     =======       =======       =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 1998, 1997, and 1996, Law Companies Group, Inc. (Dollars in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

The following table sets forth the funded status and net liability recognized for the plan:

                                                                  1998           1997
                                                                -------        -------
         Change in Benefit Obligation
            Benefit Obligation at Beginning of Year             $35,669        $41,099
            Service Cost                                             --            560
            Interest Cost                                         2,687          2,635
            Amendments                                               --        (11,362)
            Actuarial Gain (Loss)                                 1,467          2,779
            Benefits Paid                                          (142)           (42)
                                                                -------        -------
            Benefit Obligation at End of Year                   $39,681        $35,669

         Change in Plan Assets
            Fair Value of Plan Assets at Beginning of Year      $34,926        $27,319
            Actual Return on Plan Assets                          5,169          4,075
            Employer Contributions                                  813          3,573
            Benefits Paid                                          (399)           (42)
                                                                -------        -------
            Fair Value of Plan Assets at End of Year            $40,509        $34,925
                                                                -------        -------

            Funded Status                                       $   828        $  (744)
            Unrecognized Actuarial Gain                           1,253          1,059
            Unrecognized Prior Service Cost                          --             --
            Unrecognized Transition Asset                          (480)          (639)
                                                                -------        -------
            Net Amount Recognized                               $ 1,601        $  (324)
                                                                =======        =======

         Amounts Recognized in the Balance Sheet
            Consist of:
            Prepaid Benefit Cost                                $ 1,601        $    --
            Accrued Benefit Liability                                --           (324)
            Intangible Asset                                         --             --
            Accumulated Other Comprehensive Income                   --             --
                                                                -------        -------
            Net Amount Recognized                               $ 1,601        $  (324)
                                                                =======        =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 1998, 1997, and 1996, Law Companies Group, Inc. (Dollars in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

Actuarial assumptions used to determine net periodic pension costs are as follows for the years ended December 31:

                                                                1998          1997          1996
                                                               -----         -----         -----
         Weighted Average Discount Rate                         7.25%         7.25%         7.80%
         Rate of Increase in Future Compensation Levels
            Pre-Curtailment                                     4.00%         4.00%         4.00%
            Post-Curtailment                                    0.00%         0.00%          N/A
         Expected Long-Term Rate of Return
            on Plan Assets                                     10.00%        10.00%        10.00%

The Company periodically revises the actuarial assumptions used for calculation of net periodic pension cost and the projected benefit obligation to better reflect current economic and market conditions. Effective January 1, 1997, the Company revised the weighted average discount rate assumption. The net effect of this change in assumption, as indicated above, was to increase net periodic pension cost by $454 in 1997.

The Company also has a defined contribution savings plan which qualifies under section 401(k) of the Internal Revenue Code, covering substantially all United States employees, in which Company stock was one of several elective investment options. As of May 10, 1996, the Board of Directors of the Company decided to terminate the option of Company Common Stock under the Plan, whether as employee contributions or as Company matching contributions. Consistent with that decision, employees are allowed to trade out of (but not into) shares of the Company's Common Stock held in their individual 401(k) accounts, in accordance with Plan provisions. Employees may transfer funds out of this option quarterly (transfers out are limited to 25% per quarter of the employee's balance if the employee's balance in this option is greater than $5), resulting in the sale or repurchase of stock by the Company. At December 31, 1998, the Plan holds 60,615 shares of the Company's stock with a value of $1,312.

The Company's international subsidiaries have defined contribution pension plans covering substantially all full-time employees over the age of 21. Eligible employees can elect contributory or noncontributory status, with contributions related to compensation. Expenses related to these plans aggregated $1,680 in 1998, $1,699 in 1997, and $1,782 in 1996.

EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

Effective January 1, 1991, the Company's shareholders approved the establishment of an ESOP, to provide substantially all of the Company's full-time United States employees an additional opportunity to share in the ownership of the Company's Common Stock. The ESOP is intended to be a "qualified" stock bonus plan, as defined in the Internal Revenue Code. Contributions to the ESOP's trust fund are discretionary based upon the operating performance of the Company and will be used to purchase shares of Common Stock (see Note 7). The Company reserves the right to amend, modify, or terminate the Plan, but in no event will any portion of the contributions made revert to the Company. No contributions were made for 1998, 1997, or 1996.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 1998, 1997, and 1996, Law Companies Group, Inc. (Dollars in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

7. SHAREHOLDERS' EQUITY

STOCK OPTION PLAN
The Company is authorized under the 1990 Stock Option Plan (the "Plan"), as amended, to issue up to 500,000 shares of Common Stock to key employees. All options granted have 10 year terms and vest and become fully exercisable at a rate of 20% per year for five years of continued employment. The option price per share and the date of exercise are determined by the Compensation Committee of the Board of Directors at the time of grant. However, the option price per share may not be less than the fair market value of the Company's Common Stock on the grant date, with the options expiring ten years or less from the grant date. At December 31, 1998, options to acquire 57,500, 500, 20,000, 7,500,
75,000, 201,000, 7,000, 10,000, and 78,000 shares of the Company's Common Stock at $17.80, $29.63, $26.31, $16.91, $11.64, $12.61, $14.33, $14.82, and $19.54
per share, respectively, were outstanding under this Plan. At that date, options to acquire 152,600 shares were exercisable.

The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related Interpretations, in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, Accounting for Stock-Based Compensation (SFAS 123), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Minimum Value option pricing model with the following weighted-average assumptions for 1998, 1997, and 1996, respectively: risk-free interest rates of 5.6%, 5.7%, and 6.4%; dividend yields of 0%; and a weighted-average expected life of the option of 7.6 years.

Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows.

                                                        1998           1997           1996
                                                       ------         ------         ------
         Pro Forma Net Income Available to Common
          Shareholders                                 $6,877         $3,043         $1,768
         Pro Forma Earnings Per Common Share
            Basic                                      $ 3.49         $ 1.61         $ 0.93
            Diluted                                    $ 2.63         $ 1.48         $ 0.93

Because SFAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until December 31, 1999.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 1998, 1997, and 1996, Law Companies Group, Inc. (Dollars in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

A summary of the Company's stock option activity, and related information for the years ended December 31 follows:

                                                               1998             1997             1996
                                                             --------         --------         --------
         Outstanding  - Beginning of Year                     398,000          330,750          274,500
         Granted                                               89,000          228,000          136,500
         Exercised                                                 --               --               --
         Cancelled                                             30,500          160,750           80,250
         Outstanding - End of Year                            456,500          398,000          330,750

         Exercisable -  End of Year                           152,600           98,600          177,250
         Weighted Average Fair Value of Options Granted
            During the Year                                  $   6.20         $   4.16         $   5.08

         Weighted Average Exercise Price:
            Outstanding - Beginning of Year                  $  14.27         $  17.61         $  20.20
            Granted                                          $  19.01         $  12.66         $  14.01
            Exercised                                        $     --         $     --         $     --
            Cancelled                                        $  16.42         $  18.86         $  20.33
            Outstanding - End of Year                        $  15.05         $  14.27         $  17.61
            Exercisable - End of Year                        $  16.33         $  18.77         $  19.50

Exercise prices for options outstanding as of December 31, 1998 ranged from $11.64 to $29.63. The weighted-average remaining contractual life of those options is 7.5 years.

SHARE REPURCHASES

As described in Note 6, Company Common Stock was previously an investment option in the Company's 401(k) plan. In accordance with plan provisions, 20,913 and 33,422 shares were repurchased during 1998 and 1997 for $408 and $456, respectively, related to transfers out of this investment option.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 1998, 1997, and 1996, Law Companies Group, Inc. (Dollars in thousands, except share and per share amounts)
--------------------------------------------------------------------------------


8. INCOME TAXES - The federal, state, and foreign components of the provision for income taxes are as follows at December 31:

                                          1998          1997          1996
                                         ------        ------        ------
         CURRENT INCOME TAXES:
            Federal                      $7,390        $5,796        $3,243
            State                         1,677         1,156           478
            Foreign                         685         1,094         2,063
                                         ------        ------        ------
         Total Current                    9,752         8,046         5,784
         DEFERRED INCOME TAXES:
            Federal                      (3,709)       (3,533)       (2,513)
            State                          (695)         (643)         (472)
            Foreign                       1,084           142          (184)
                                         ------        ------        ------
         Total Deferred                  (3,320)       (4,034)       (3,169)
                                         ------        ------        ------
         PROVISION FOR INCOME TAXES      $6,432        $4,012        $2,615
                                         ======        ======        ======

The foreign provision for income taxes is based on pre-tax earnings from foreign operations of $4,367 in 1998, $3,112 in 1997, and $5,005 in 1996.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows at December 31:

                                                                     1998           1997
                                                                   -------        -------
         DEFERRED TAX LIABILITIES:
            Cash Basis of Accounting for Income Tax Purposes       $    --        $ 4,501
            Software Capitalization                                  2,281          2,238
            Mark to Market Accounting for Accounts Receivable        1,030          1,224
            Other - net                                              3,101          1,893
                                                                   -------        -------
         Total Deferred Tax Liabilities                              6,412          9,856
         DEFERRED TAX ASSETS:
            Depreciation                                             2,221          1,499
            Employee Benefits                                          780            953
            Non-Deductible Reserves                                  2,902          3,545
            Loss Carry-Forwards                                      5,660          5,808
            Other - net                                                188            218
                                                                   -------        -------
                                                                    11,751         12,023
         Valuation Allowance for Deferred Tax Assets                (4,248)        (4,396)
                                                                   -------        -------
         Total Deferred Tax Assets                                   7,503          7,627
                                                                   -------        -------
         Net Deferred Tax Assets (Liabilities)                     $ 1,091        $(2,229)
                                                                   =======        =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 1998, 1997, and 1996, Law Companies Group, Inc. (Dollars in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

Prior to 1995, certain of the Company's subsidiaries filed their federal income tax returns on the cash basis of accounting. Effective January 1, 1995, these subsidiaries changed their method of accounting from the cash to the accrual method for federal income tax purposes. Accordingly, previously deferred income of approximately $47 million at January 1, 1995 was included in taxable income over a four year period beginning in 1995.

Because the Company plans to continue to finance foreign expansion and operating requirements by reinvestment of undistributed earnings of its foreign subsidiaries, United States income taxes have not been provided on such earnings. The amount of undistributed earnings which are considered to be indefinitely reinvested is approximately $21,122 at December 31, 1998.

A reconciliation of the statutory U.S. income tax rate to the Company's effective income tax rate is as follows:

                                                             1998          1997          1996
                                                             ----          ----          ----
         Statutory U.S. Income Tax Rate                      34.0%         34.0%         34.0%
         State Taxes, net of Federal Benefit                  4.4%          4.2%          0.1%
         Income Tax in Jurisdictions Other than 34.0%         3.6%          2.4%         (4.5%)
         Permanent Differences Between
            Book and Taxable Income                           3.0%         13.0%         21.7%
         Losses for Which No Benefit is Recognized             --            --           8.5%
         Other                                               (1.2%)        (3.8%)        (0.6%)
                                                             ----          ----          ----
         Effective Income Tax Rate                           43.8%         49.8%         59.2%

At December 31, 1998 the Company had $951 of operating loss carryforwards related to foreign subsidiaries; $939 can be carried forward indefinitely. The remaining $12 will expire in 2002. The Company has $3,152 of capital loss carryforwards in foreign jurisdictions that can be carried forward indefinitely. A valuation allowance has been provided for deferred tax assets related to loss carryforwards and other reserves. The valuation allowance as of January 1, 1997 and 1996 was $3,007 and $2,332, respectively. Income tax payments amounted to $8,639, $9,236, and $4,906 in 1998, 1997, and 1996, respectively.

9. CONSOLIDATED STATEMENTS OF CASH FLOWS

The changes in operating working capital as shown in the Consolidated Statements of Cash Flows includes:

                                                                        1998          1997          1996
                                                                      -------       -------       -------
         Decrease (Increase) in:
                           Billed Fees Receivable                          44        (1,190)        1,473
                           Unbilled Work in Progress                      433        (2,408)        2,734
                           Other Current Assets                          (824)         (714)        2,322
         Increase (Decrease) in:
                           Accounts Payable and Accrued Expenses       (5,025)       (1,568)       (6,686)
                           Billings in Excess of Costs and Fees
                              Earned on Contracts in Progress          (1,227)          948         4,744
                                                                      -------       -------       -------
         Changes in Operating Working Capital Assets and
            Liabilities, net of Effects of Business Acquisitions      $(6,599)      $(4,932)      $ 4,587
                                                                      =======       =======       =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 1998, 1997, and 1996, Law Companies Group, Inc. (Dollars in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

10. EARNINGS PER COMMON SHARE

The following table sets forth the computation of basic and diluted earnings per common share:

                                                                         1998          1997         1996
                                                                       -------       -------       ------
         NUMERATOR:
            Net Income                                                 $ 8,422       $ 4,081       $1,910
              Preferred stock dividends and accretion                   (1,128)         (742)          --
                                                                       -------       -------       ------
            Numerator for basic earnings per common share -
                Income available to common shareholders                  7,294         3,339        1,910
            Effect of Dilutive Securities:
                 Preferred stock dividends and accretion                 1,128           742           --
                                                                       -------       -------       ------

              Numerator for diluted earnings per common share -
                 Income available to common shareholders               $ 8,422       $ 4,081       $1,910

         DENOMINATOR:
              Denominator for basic earnings per common share -
                Weighted-average shares                                  1,968         1,892        1,907
              Effect of dilutive securities:
                Employee Stock Options                                      93            22           --
                Cumulative Convertible Redeemable Preferred Stock
                    And Associated Common Stock Warrants                   957           638           --
                Other Stock Options                                         29            --           --
                                                                       -------       -------       ------
              Dilutive potential common shares                           1,079           660           --
                                                                       -------       -------       ------
              Denominator for diluted earnings per common
                  share - Adjusted weighted-average shares               3,047         2,552        1,907
                                                                       =======       =======       ======

         Basic earnings per common share                               $  3.71       $  1.77       $ 1.00
                                                                       =======       =======       ======

         Diluted earnings per common share                             $  2.77       $  1.60       $ 1.00
                                                                       =======       =======       ======

11. COMPREHENSIVE INCOME

During 1998, the Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS 130). SFAS 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of SFAS 130 had no impact on the Company's net income or shareholders' equity. SFAS 130 requires foreign currency translation adjustments or other adjustments, if any, which prior to adoption were reported separately in shareholders' equity to be included in other comprehensive income. The new disclosures required by SFAS 130 are recorded on the Statement of Operations in the section entitled Reconciliation of Comprehensive Income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 1998, 1997, and 1996, Law Companies Group, Inc. (Dollars in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

12. COMMITMENTS AND CONTINGENCIES

The Company is a party to a number of lawsuits and claims arising in the ordinary course of its business. While the ultimate results of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the ultimate costs of such actions, if any, in excess of amounts provided in the consolidated financial statements will have a material effect on the Company's consolidated financial position or results of operations.

Beginning August 1, 1995, the holders of preferred stock of a wholly-owned subsidiary issued in connection with the 1994 acquisition of HKS (the Company's South African subsidiary) have had the option to require the Company to redeem their shares at any time at a price equal to the appraised value per share as of the preceding year-end.

13. SPECIAL CHARGES TO OPERATIONS

During 1998, 1997, and 1996, the Company recorded a $1,347, $2,126, and $410 charge, respectively, against operations to cover severance and related benefits costs, early termination of leases and expected sublease shortfalls, disposition of leasehold improvements and selected real estate, office relocation costs, and other corporate charges related to its cost reduction initiatives. The majority of these charges were paid in cash during the year in which they were recorded. Any accrual amounts related primarily to severance liabilities were not material as of December 31, 1998, 1997, and 1996.

14. FINANCIAL INSTRUMENTS

The Company's financial instruments at December 31, 1998 and 1997 consist primarily of cash and cash equivalents and loans payable. Due to the short maturities of the cash and cash equivalents, carrying amounts approximate the respective fair values. The carrying amount for loans payable approximates fair market value since the interest rates on these instruments are reset periodically. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and trade accounts receivable. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base. The Company performs ongoing credit evaluations of its customers' financial condition.

At December 31, 1998, the fair value of the Company's interest rate swap agreement was ($552). There is no carrying amount associated with this instrument.

15. BUSINESS SEGMENT AND GEOGRAPHIC AREA INFORMATION

During 1998, the Company adopted Statement of Financial Accounting Standards 131 (SFAS 131). SFAS 131 requires companies to disclose certain information on operating segments in agreement with how those segments are managed. The Company's operations are conducted principally in the United States and Europe. Accordingly, the Company considers its operating segments to be defined as United States Operations and International Operations. For financial reporting purposes, International results are presented separately for operations in the United Kingdom, Europe, Africa and other countries. The net fees for each segment as described in the table below correspond directly to the net revenues attributable to the geographic areas which are represented by these segments. The table which follows represents combined disclosure for both business segment and geographic area information.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 1998, 1997, and 1996, Law Companies Group, Inc. (Dollars in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

                                                                   1998          1997        1996
                                                                 --------      --------      ------
         NET FEES
            United States Operations                             $179,315      $181,331      $190,401
            International Operations    United Kingdom             45,629        51,181        53,430
                                        Europe - Other             22,799        19,769        20,171
                                        Africa                     22,347        20,087        17,018
                                        Other                       4,830         5,333         5,262
                                                                 --------      --------      --------
            Total                                                $274,920      $277,701      $286,282
                                                                 ========      ========      ========
         OPERATING INCOME
            United States Operations                             $ 13,632      $  9,361      $  4,797
            International Operations    United Kingdom              1,696         1,499         4,019
                                        Europe - Other                848           579         1,517
                                        Africa                      2,260         1,914         1,166
                                        Other                         571           441           175
                                                                 --------      --------      --------
            Total                                                $ 19,007      $ 13,794      $ 11,674
                                                                 ========      ========      ========
         IDENTIFIABLE ASSETS
            United States Operations                             $ 84,801      $ 79,393      $ 72,530
            International Operations    United Kingdom             41,326        38,791        43,374
                                        Europe - Other              4,875         2,987         2,756
                                        Africa                     15,636        19,388        15,420
                                        Other                       4,273         5,209         4,617
                                                                 --------      --------      --------
            Total                                                $150,911      $145,768      $138,697
                                                                 ========      ========      ========
         DEPRECIATION AND AMORTIZATION
            United States Operations                             $  4,562      $  4,895      $  5,822
            International Operations    United Kingdom                920           923           996
                                        Europe - Other                459           356           376
                                        Africa                        686           512           452
                                        Other                          97            96            98
                                                                 --------      --------      --------
            Total                                                $  6,724      $  6,782      $  7,744
                                                                 ========      ========      ========
         LONG LIVED ASSETS
            United States Operations                             $ 24,163      $ 21,674      $ 19,030
            International Operations    United Kingdom             13,529        13,263        14,445
                                        Europe - Other              1,596         1,021           918
                                        Africa                      3,351         4,122         3,503
                                        Other                       1,399         1,781         1,538
                                                                 --------      --------      --------
            Total                                                $ 44,038      $ 41,861      $ 39,434
                                                                 ========      ========      ========
         CAPITAL EXPENDITURES
            United States Operations                             $  5,446      $  5,998      $  2,313
            International Operations    United Kingdom                616           951           790
                                        Europe - Other                307           367           298
                                        Africa                        388           793           513
                                        Other                          65            99            78
                                                                 --------      --------      --------
            Total                                                $  6,822      $  8,208      $  3,992
                                                                 ========      ========      ========

REPORT OF INDEPENDENT AUDITORS
--------------------------------------------------------------------------------

The Board of Directors and Shareholders
Law Companies Group, Inc.

We have audited the accompanying consolidated balance sheets of Law Companies Group, Inc. as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Law Companies Group, Inc. at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/  Ernst & Young LLP

Atlanta, Georgia
March 16, 1999


--------------------------------------------------------------------------------
COMMON STOCK OUTSTANDING

There currently is no established trading market for shares of the Company's Common Stock, and although substantially all of the outstanding shares have been registered under applicable securities laws, no assurance can be given that a liquid market will develop in the future or that quotations for the Common Stock will be available. Additionally, the Company does not maintain stock price information from transactions involving purchases and sales of outstanding shares of Common Stock. The Company did not pay any dividends on its Common Stock during the fiscal years ended December 31, 1998 or 1997. Further, the Company's existing credit facility with Bank of America prohibits the payment of cash dividends on the Company's Common Stock. As of December 31, 1998, there were 1,460 holders of the Company's common stock.



38