Form 10-K, Exhibit 13
period 1999-12-31
LAWGIBB GROUP INC
filed 2000-03-29
CIK 853323

[IMAGE]
Overview
As one of the world's leading engineering, environmental and design consulting companies, LawGibb Group provides a wide array of multi-disciplinary services to the industrial, commercial and government markets.

Headquartered in Atlanta, the Company's global network of more than 3,500 professionals provides the technical depth and geographic diversity that enables LawGibb to serve clients worldwide while maintaining a strong local presence. With specialists in more than 30 scientific and engineering disciplines, LawGibb's staff works from over 100 offices in 30 countries with projects spanning across 160 countries.

Locations
Asia
Africa
Europe
Middle East
North America
South America

Clients
Commercial
Education & Health
Entertainment & Hospitality
Federal
Real Estate
Telecommunications
Transportation

Services
Engineered Construction
Environmental Services
Facilities Services
Industrial Services
Telecommunications
Transportation Services
Water Engineering

Cape Hatteras Lighthouse
v        130 years old
v        200 feet high
v        Tallest brick masonry lighthouse in the world
v        5,000 tons
v        Moved 2,900 feet

The ceremony to relight Cape Hatteras Lighthouse took place on November 13, 1999, designating the official completion of the relocation phase.

                                   [IMAGE]
"The design/build process was created to put together the most capable technical talent to accomplish this job. The project was totally congruent with the desires of the Park Service. That's critical when you're working on a national icon like this. Our goal was to find the best people to get the job done, and I think we succeeded." Bob Reynolds, Superintendent of the Cape Hatteras National Seashore.

Historic Monument Survives Time
One of the most exciting and impressive achievements for LawGibb in 1999 was its role in the highly publicized relocation of the Cape Hatteras Light Station in North Carolina. The extraordinary proposal effort, led by Randy Knott and other key LawGibb professionals, resulted in winning the prestigious contract involving one of the U.S.'s most enduring landmarks. This nationally significant project received media attention internationally, not only for its historic importance but also for its complex nature, representing one of the most challenging structural relocations ever undertaken.

                                   [IMAGE]
The $9.8 million design/build contract awarded by the National Park Service involved a seven-firm team with the monumental task of moving the Light Station, a complex which includes the lighthouse, the keeper's quarters and all associated structures. Its relocation to a new site 2,900 feet from its original location was precipitated by 130 years of shoreline erosion that threatened the lighthouse. The complexity of the project required that LawGibb harness an array of multi-disciplinary services, including more than fifteen technical disciplines as well as a team encompassing over thirty company members.

After months of work, the lighthouse was moved in only three weeks - half the time originally estimated. "We were exuberant about the success of this unique project," stated LawGibb's Randy Knott, Chief Engineer. "Our team exceeded the goals set forth to place this national icon safely in its new location with precision. We are honored to have been instrumental in the preservation of the lighthouse for future generations."

Created by LawGibb and critical to the project's success was a peer review program that provided quality assurance throughout the project.

                                   [IMAGE]
Trip Through Time
Integral to the highly successful performance of the transportation system - jacks, roadbed, mats, rails and steel framing - was the proper design of the move corridor by LawGibb.

LEADERSHIP
IN THREE PHASES

Planning
v        Conceptual design
v        Lump sum project cost
v        Design and construction management
v        Design/build delivery

Design
v        Site characterization, including geotechnical and hazardous materials
v        Project QA manual and QA/QC plan
v        Health and safety plan
v        Construction specifications and drawings

Construction
v        QC documentation and supervision
v        Testing and inspection of construction materials
v        Deflection monitoring
v        Health and safety audits

The Art of Design

                                   [IMAGE]
Noted for his award-winning designs, Crispin Wride, head of LawGibb's architectural division, believes that when designing any project it is the responsibility of the architect to demonstrate an understanding of the client's emotional as well as technical needs.

Excellence Through Innovation
Quality and excellence, together with an innovative approach to problem solving, distinguish LawGibb's design services group. The breadth of LawGibb's design expertise, provided by our Crispin Wride Architectural Design Studio (CWADS), spans all sectors of our business, from multi-story buildings to pipelines, and our commitment to the highest standards means that we are continually improving the quality of our service.

LawGibb's teams are expert in assimilating and balancing the influential parameters of context and culture, proposal and program, construction and technology, energy and environment, economy and efficiency. This careful analysis ensures that the end product will meet or exceed the client's expectations.

For nearly eighty years, LawGibb has been involved with some of the world's most prestigious projects, from the Cardiff Bay Barrage in the UK to the Lesotho Highlands water project in Africa. The Company's history of design success stems from the ability to see beyond the technical requirements and understand the wider environment in which a particular project has been conceived. The future of design lies more in meeting the widest range of parameters with an integrated holistic response that satisfies not only technical needs, but also the more subjective emotional aspirations of the client or building user.

Loch Lomond Footbridge
An example of CWADS' holistic approach is evident in the recent award-winning design of a pedestrian footbridge at Loch Lomond in western Scotland. The bridge, which links Balloch Castle Country Park with a new visitors' center, is designed to open the full width of the water, permitting the two cantilevers to open and allowing the image of the bridge to vanish into the banks, thus preserving the full view.

The challenge was to design a pedestrian footbridge with an open section - while realizing the emotional requirement of preserving the view and designing a bridge that, when open, would literally disappear into its environment. Curved cables reflect the shape of the hills in the background while the masts are designed to match the scale of the trees.

                                   [IMAGE]
So that boats can continue to navigate the Loch, the bridge will dramatically open with the two halves of the structure swinging apart toward the banks.

Falkland Islands Chapel
In the case of CWADS' award-winning design for the Falkland Islands Chapel at Pangbourne College in Berkshire, England, the emotional agenda as well as technical issues guided the design. The project specifications required that the building should serve both as a memorial chapel dedicated to British servicemen killed in the Falklands conflict and as a functional church for the nautical college on whose grounds it has been built.

The answer to address these unique design specifications lies in the shape of the building, where two curved walls produce a ship-like nautical form while also creating a sense of protection like two cupped hands. The two walls that envelop the space are separated at the front and to the rear to allow access and natural light through the tall stained glass screens. A u-shaped upper gallery level around the assembly hall minimizes the scale of the interior, allowing adequate seating space for 550 people without compromising the intimacy of the memorial chapel. The overall interior effect is one of protection, comfort and light.

The Chapel, which was formally opened by Her Majesty the Queen in March 2000, also had to harmonize with its external context. Set in an informal woodland courtyard, the building stands alongside a circular memorial garden that reflects the shape of the two memorials on the Falkland Islands. Carved into a landscaped mound, the small enclosed space has stone seating oriented towards a simple water feature. A map of the Falkland Islands is carved into a black granite panel over which the water falls.

Completed in 1999, the Falkland Islands Chapel is dedicated to British servicemen killed in the Falklands conflict.

                                   [IMAGE]
LawGibb works side-by-side with clients through all of the design stages of their projects:
v        Architectural design
v        Structural design
v        Concept design
v        Planning design
v        Detail design

                                   [IMAGE]
A u-shaped upper gallery level around the assembly hall minimizes the scale of the interior, allowing adequate seating space for 550 people.

Asset Reliability Management Services
Working with a team of over 600 professionals with diverse, but related backgrounds, we deliver Asset Reliability Management Services through a proven process of:

v        Evaluating physical assets
v        Establishing asset worth
v        Tracking depletion rates
v        Optimizing budgets
v        Prioritizing investments
v        Managing and staffing the implementation of solutions
v        Administering contracts

We are not only able to develop solutions in theory, but to implement them in fact.

Creating Shareholder Value
Since the mid-1980s, and particularly in recent years, the global standard for measuring business performance has been shareholder value. We at LawGibb recognize the pressures on our valued clients to produce exceptional shareholder value while achieving aggressive business objectives in a highly competitive global market economy.

                                   [IMAGE]
Asset Reliability Management Services
Our Asset Reliability Management Services (ARMS) group focuses upon designing and implementing innovative management programs and IT-enabling information processes that maximize the value of what is historically one of the most overlooked and undervalued of our clients' assets - their facilities and infrastructure. ARMS concentrates upon the critical need to convert physical assets into financial terms, and manage these assets with attention to the client's bottom-line return on investment (ROI).

Our expert staff and information management tools, combined with our flexible and adaptable approach to strategic asset management, uniquely position LawGibb at the forefront of an emerging market.

                                   [IMAGE]
At the core of LawGibb's ARMS program is FaMIS(C) - our computerized condition analysis and budgeting program. It embeds the financial solutions into an implementation plan maximized for ROI.

                                   [IMAGE]
Enterprise Asset Management
Increasing marketplace challenges have compelled companies to create integrated, enterprise-wide facilities management solutions essential to organizations in which change and flexibility are critical for success.

LawGibb recently entered into an exclusive relationship with one of the nation's leaders in Enterprise Asset Management (EAM) solutions. LawGibb, statusgo.com (a division of Carolina Power and Light) and Indus International have joined forces to deliver holistic asset management solutions through the implementation of Indus' PassPort EAM software. In this relationship, Indus International provides the application, statusgo.com is the host, and LawGibb designs, implements and manages the life of the program.

Telecommunications Services

Tackling The Telecommunications Market
During the next five years,  the deployment of personal  communications  systems
(PCS), cellular/wireless voice services base stations and tower sites around the world is expected to more than double. The result has been an explosion in the volume of work available for engineering solution providers as operators scramble to improve population and territorial coverage and achieve a lead position in the fiercely competitive market for wireless communications services.

LawGibb has responded to the challenges presented by the growth in this industry with a team of multi-disciplined professionals highly experienced in telecommunications implementation feasibility, design, and construction management services. We provide a myriad of services to our clients on raw land (greenfields) and co-locate sites, including rooftops, monopoles, lattice towers, guyed wire towers, water tanks, existing lattice power structures and flagpoles.

Leaders In The Industry
LawGibb's telecommunications group has taken a leadership role by leveraging its technical expertise, experience, and local market presence in order to provide single-source turnkey engineering design services to this important market sector.

Having recently entered into client agreements to provide a full range of engineering design services in numerous states throughout the U.S., LawGibb is now pursuing opportunities in the Caribbean, Mexico and Europe.


To support the single-source design solution, the Company's local offices provide the following services:

v        Environmental assessment
v        Geotechnical investigation
v        Foundation design
v        Construction testing and inspection
v        Structural evaluation
v        Construction and project management
v        Site construction engineering design
v        National Environmental Policy Act compliance
v        Electrical resistivity testing
v        Wetland evaluation
v        Endangered species survey
v        Pay application and submittal review
v        Building attachment evaluation and design
v        Preliminary cell site assessment

The accomplishments of LawGibb's team in winning major contracts and strategically positioning the Company as a leader in the market have been significant. Two contract wins of noteworthy importance include work for a worldwide communications company for which LawGibb will provide geotechnical exploration, resistivity testing, environmental services, construction design engineering and required regulatory reconnaissance on over 200 sites in Texas. Additionally, two major telecommunications firms selected LawGibb to provide permitting and installation design engineering on thousands of sites in the U.S.

                                   [IMAGE]
Allen Kibler and Clovis Prince lead LawGibb's efforts in providing engineering design services to the telecommunications market.

                                   [IMAGE]
LawGibb has provided environmental and engineering design services for over 13,000 sites in the U.S.

Land Redevelopment

Redevelopment Of Environmentally Impacted Properties
Throughout the world there are hundreds of thousands of acres of land - often in highly desirable locations sitting idle or abandoned. Once home to various types of industrial operations, these properties, known as brownfields, are tainted by environmental contamination. Typically located near population centers, these sites are equipped with existing infrastructure, such as highways, bridges and rail systems, and, therefore, present favorable conditions for reuse. Undertaking redevelopment of these environmentally impacted properties offers tremendous opportunities to urban communities by creating a central location in which people may live and work.

LawGibb's professionals have pioneered remediation technologies, working with property owners and developers, to create strategies for potential productive reuse of such contaminated land. Through innovative methodologies, turnkey design and construction capabilities, as well as strategic alliances with developers, owners and corporations, LawGibb provides clients with a single source to manage clean-up of their properties.

The Company has been integrally involved in numerous high-profile redevelopment projects. LawGibb's professionals bring to each client a unique and competitive advantage that is rooted in the Company's extensive experience with federal and state regulators, as well as an in-depth knowledge of international environmental regulations. Based upon these factors, LawGibb plays a critical role in successfully transforming contaminated properties into useful sites.

LawGibb's multi-disciplinary, turnkey approach entails providing clients with the following services:

v        Zoning/rezoning properties
v        Environmental investigations
v        Environmental regulatory strategies
v        Risk-based (human health and ecological) management
v        Engineering remediation design
v        Oversight direction during remediation
v        Developing design and construction management for infrastructure
v        Conducting geotechnical investigations for future building sites
v        Facilitating environmental insurance to cover liability/limit liability

Papa John's University of Louisville Cardinal Stadium
To observe the impressive new Louisville Cardinal Stadium, one would never imagine that this land was once used as a railcar and locomotive repair shop for a major rail company. For ninety years, activities on the site included motor cleaning, use of solvents, varnishes, diesel fuel, lead lubricants and plating solutions, building up a massive area of contamination.

Initial estimates for remediation of the site were approximately $40 million. Through LawGibb's technical leadership, extensive experience, and cooperative teamwork with all concerned parties, a risk management plan was developed to sufficiently cap the site, protecting both construction workers and future users from exposure and eliminating the need for costly remediation. Ultimately, the remediation costs amounted to only $6.8 million.

                                   [IMAGE]
THE PHOENIX AWARD
LawGibb's Nick Schmitt displays the prestigious 1999 Grand Prize Phoenix Award. The work performed on the Louisville Cardinal Stadium project received commendation for its significant benefit to the community and for demonstrating extraordinary innovation and cooperation among various stakeholders.

                                   [IMAGE]
Activities at the railroad site over a ninety-year period left a legacy of contamination.

                                   [IMAGE]
"This project exemplifies a commitment to cure an environmental problem and turn
it into a regional asset of the greatest significance."   -- U.S. Senator Mitch
McConnell

Atlantic Steel Site - Prime Property To Be Renewed
In the heart of Atlanta lies the Atlantic Steel site, a 134-acre property that was used for steel and iron-working operations from 1901-1998. LawGibb was jointly engaged by Atlantic Steel and the Atlanta-based firm, Jacoby Development, Inc., to provide environmental regulatory strategy in order to convert the property which held limited promise for future potential - into an ambitious new redevelopment program. The project's objective is to transform the property into a multi-use development, offering work facilities, recreational facilities, residential space and transportation, transforming the land into a thriving live-work-play community.

The project is significant in that it is the first major national urban redevelopment to be approved under EPA's XL program (Excellence and Leadership). This program allows companies to adopt creative strategies to meet environmental standards.

Due to LawGibb's innovative approach of integrating risk analysis procedures into the infrastructure development, a remediation plan for the site was designed and developed. As a result, the anticipated $20 million-plus remediation cost to the seller was reduced to approximately $8 million.

Following the remediation process, construction will begin on the site. LawGibb will provide site development design, including geotechnical, infrastructure and construction management. The redevelopment plan will transform the massive downtown Atlanta site into a 15-million square foot residential, office, retail and entertainment space.

                                   [IMAGE]
BEFORE
The Atlantic Steel site served as a massive steel and iron working operation for nearly a century until it closed in 1998.

                                   [IMAGE]
AFTER
Construction on the Atlantic Steel site will begin in 2000, and will continue over a span of approximately ten years, resulting in a $2 billion development.

                                   [IMAGE]
Twigden Homes Limited - Waltham Abbey
LawGibb's environmental team provided the project management and surveillance of remedial work and subsequent highway construction at a 282-acre former munitions factory in the UK. The remedial work includes building decontamination and demolition, assessment and testing of all streams running through the site, excavation and on-site relocation of contaminated soil and construction of a 65,000 cubic yard landfill. The site is being redeveloped for residential and business parks and a parkland area.

Transportation

Global Transportation Services
The vast global transportation market continues to broaden as urban and rural areas increasingly require reliable, modern infrastructure to support economic growth and population expansion. With experts in all facets of transportation - from rail systems, airports, highways, bridges, tunnels, to intermodal facilities - LawGibb's professionals are highly trained in the most advanced technology available today.

Transportation engineering is increasingly more complex, and planners of new transportation systems must concern themselves not only with the traditional physical design issues, but with operational, safety, environmental, geotechnical and construction considerations.

LawGibb's approach to solving its clients' transportation needs revolves around identifying existing and future transportation demands and providing innovative thinking to develop solutions. With a versatility keenly in tune with our clients' specific project needs, we evaluate demand across all modes of transportation, assess alternative strategies and solutions, identify necessary funding sources and assist clients to project completion.

Porto Metro Rail System
Having previously won a contract for the design conception and construction phases of the Porto Metro light rail system, LawGibb, in partnership with two Portuguese firms, was recently awarded a new contract to manage construction of the project. This high-profile project is of great significance to Portugal, a country whose existing transportation system is being upgraded to meet the requirements of its population and its role in Europe.

The new Metro system will provide a much needed public transportation system for the metropolitan area of Porto in Northern Portugal. The project is particularly exciting as it entails one of the largest public investments within the European Community and is one of the largest railway projects ever undertaken in Portugal.

In addition to the complexity of work currently underway and the numerous disciplines required to form the new rail system, plans are being developed for a series of enlargements and extensions to the proposed network. These will include new connections to the Porto International Airport and extensions of certain service lines to the eastern suburbs of the city and neighboring municipality of Gondomar.

                                   [IMAGE]
The construction works on the Porto Metro Rail project include the creation of new lines on the surface, sub-surface, and underground, passing through urban and suburban zones and into the rural districts of the Porto metropolitan area.

The consortium will provide the client, Metro do Porto SA, with project and construction management services for all aspects of civil, mechanical and electrical areas of this multi-disciplinary project, including:

v        Quality, safety and environmental management systems
v        Planning and cost control
v        Design review
v        Information management

London City Airport
LawGibb's extensive experience with airports throughout the world has earned the Company a distinguished reputation for excellence in this market. A current example of LawGibb's airport work may be observed in the development of the London City Airport, located in the inner city area of London known as London Docklands, where dramatic growth in the regional economy precipitated the onset of this project. The LawGibb team has worked closely with the airport management to ensure the project's success, focusing upon the client's own business objectives and maintaining excellent working relationships via intensive scrutiny of work performed, as well as open and consistent communication.

LawGibb's experts are providing ongoing services in a broad range of areas, including environmental impact assessments, airport planning and capacity analysis, specialist airfield pavement engineering and architectural services. Current projects include apron extensions, a fixed base operator terminal development and strategic advice on airside capacity issues. LawGibb has also carried out infrastructure inspections as part of an asset management initiative by the airport.

                                   [IMAGE]
Located on an abandoned wharf in the heart of London, the London City Airport has helped create the strong economic growth in the area.

                                   [IMAGE]
Creek Turnpike
The Oklahoma Turnpike Authority's 6-mile extension of the Creek Turnpike around the south side of Broken Arrow, Oklahoma, was a complex project - including several miles of roadway, a bridge widening, ramp improvements, a mile-long viaduct, 12 bridges, 17 culverts, 4 retaining walls, a utility relocation and several embankments and cut sections. As a key member of the team, LawGibb provided pavement design, quality assurance testing and geotechnical exploration services on the project. The total value of LawGibb's contract is in excess of $1 million.

                                                                   EXHIBIT 13.01


SELECTED FINANCIAL DATA
(Dollars in thousands except per share data)

----------------------------------------------------------------------------------------------------
                                     1999          1998          1997          1996            1995
----------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
   Gross Fees                      $293,128      $311,162      $310,791      $323,179       $368,417

   Net Fees                        $257,195      $274,920      $277,701      $286,282       $314,873

   Net Income (Loss)               $  8,220      $  8,422      $  4,081      $  1,910       $(2,266)

   Earnings (Loss) Per Share:
      Basic                        $   3.04      $   3.71      $   1.77      $   1.00       $ (1.19)

      Diluted                      $   2.17      $   2.77      $   1.60      $   1.00      $  (1.19)

   Cash Dividends Per Share        $     --      $     --      $     --      $     --       $    --

BALANCE SHEET DATA:
   Working Capital                 $ 40,202      $ 39,060      $ 32,415      $ 28,459       $ 30,384

   Total Assets                    $138,831      $150,911      $145,768      $138,697       $148,304

   Long Term Liabilities           $ 30,104      $ 54,056      $ 54,935      $ 50,303       $ 59,915

   Shareholders' Equity            $ 46,020      $ 29,042      $ 19,341      $ 17,590       $ 15,825
----------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------
The following is management's discussion and analysis of certain significant factors that have affected the results of operations and financial condition of LawGibb Group, Inc. (the "Company") for the periods indicated. The Company measures its operating performance on the basis of net fees, since a substantial portion of gross fees are a pass-through to clients as costs of subcontractors and other project-specific outside services. The following table sets forth the percentage of net fees represented by certain items reflected in the Company's consolidated statements of income and the percentage increase (decrease) in the underlying dollar amounts of each of these items from the prior year. This discussion should be read in conjunction with the Company's consolidated financial statements and accompanying notes.


RESULTS OF OPERATIONS

                                                                               Year to Year Dollar
                                     Year Ended December 31,                   Increase (Decrease)
                                  1999         1998         1997       1999 vs. 1998      1998 vs. 1997
                                  ----         ----         ----       -------------      -------------

Net Fees                         100.0%       100.0%       100.0%             (6.4%)            (1.0%)

Gross Profit                      58.6%        58.6%        58.2%             (6.5%)            (0.3%)

Indirect Costs and Expenses       51.8%        51.7%        53.2%             (6.3%)            (3.8%)

Operating Income                   6.8%         6.9%         5.0%             (8.2%)            37.8%

Net Income                         3.2%         3.1%         1.5%             (2.4%)           106.4%

Comparison of 1999 and 1998 - The Company improved its net income margin in 1999 to its highest level in 8 years (at 3.2% of net fees), although net fees fell short of 1998 levels. The Company achieved this improvement through continued effective programs of cost containment and cash management. The Company believes these programs are significant in maintaining profitability as markets are pursued to generate fee growth.

Consolidated net fees for 1999 decreased 6.4% to $257.2 million from $274.9 million in 1998. This decrease, however, reduced net income by only $0.2 million (to $8.2 million) compared to 1998's net income of $8.4 million. Net fees for the U.S. Operations decreased to $170.3 million in 1999, or 5.0%, from $179.3 million in 1998. The primary factor leading to this reduction was a decision to exit certain high-risk markets where the Company believed it was not being compensated relative to the risks undertaken. The International Group's net fees decreased to $86.9 million in 1999, or 9.1% from $95.6 million in 1998. Two main issues are behind this decrease. First, delayed startup of certain projects due to an earthquake in Eastern Europe and other client delays produced reductions in net fees. The delayed projects are expected to commence in future periods. Second, a broad reduction in South African government-funded projects severely impacted net fees from this segment of International Operations. The Company believes that it has taken appropriate steps to position itself ahead of its competitors when the South African economic conditions improve and its government project funding increases.

The consolidated gross profit margin remained constant at 58.6% for 1999. The U.S. Operations' gross profit margin decreased slightly from 64.3% in 1998 to 64.0% in 1999. The decrease is generally a result of increased competitive pressures in some of the U.S. markets. The International Operations' gross profit margin improved from 47.7% in 1998 to 48.1% in 1999. Consolidated indirect costs and expenses were $133.2 million in 1999 compared to $142.2 million in 1998. This decrease of $9.0 million, or 6.3%, is attributable to the continued positive impact of the Company's cost reduction and cost containment initiatives.

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------
Consolidated operating income decreased by 8.2% to $17.5 million in 1999 from $19.0 million in 1998. The U.S. Operations' operating income margin improved from 8.4% in 1998 to 9.6% in 1999, while the International Operations' operating income margin decreased from 4.2% in 1998 to 1.4% in 1999. The nature of the U.S. Operations and its 1999 net fee challenges allowed it to aggressively reduce costs in tandem with net fee reductions, thereby improving its operating margin. The longer-term project nature of the International Operations and the project delays it experienced necessitated maintaining certain labor and indirect costs in anticipation of project startups.

Interest expense decreased 27.0% from $4.4 million in 1998 to $3.2 million in 1999, as a result of reducing revolving and long-term debt by $25.7 million from 1998 to 1999. The significant debt reduction was partially a result of $11.7 million in proceeds received from the exercise of stock options (See Financial Condition discussion). Additionally, improved cash flows from operations were used to reduce outstanding debt balances, resulting in lower interest expense.

In 1999, the Company recorded net income of $8.2 million compared to $8.4 million in 1998. The effective tax rate decreased from 43.8% in 1998 to 41.9% in 1999. This decrease was primarily attributable to changes in items not deductible for tax purposes. Earnings per common share for 1999 were $3.04 per common share - basic ($2.17 per common share - diluted) compared to $3.71 per common share - basic ($2.77 per common share - diluted) in 1998.

Comparison of 1998 and 1997 - The Company recorded significant improvements in operating income, income before income taxes and equity investments, and net income as compared to 1997. Additionally, the volume of gross fees for 1998 also reflected an improvement over the prior year. All primary margin measurements: gross profit, indirect costs and expenses, operating income, and net income improved as a percentage of net fees compared to 1997.

Consolidated net fees for 1998 decreased 1.0% to $274.9 million from $277.7 million in 1997. Net fees for the U.S. operations decreased to $179.3 million in 1998, or 1.1%, from $181.3 million in 1997. The International Group's net fees decreased to $95.6 million for 1998 from $96.4 million in 1997. The
International Group's net fees in pound sterling for 1998 were adversely affected by the continuing effects of the hold on government expenditures which surrounded the 1997 United Kingdom general election. These decreases were partially offset by minor strengthening of the value of the U.S. dollar as compared to the pound sterling. The average value of the dollar increased by 1.2% in 1998 as compared to 1997.

The consolidated gross profit margin increased to 58.6% in 1998 from 58.2% for 1997. The U.S. Group's gross profit margin decreased slightly from 64.6% for the year ended 1997 to 64.3% for the year ended 1998, primarily due to increased labor costs. The International Group's gross profit margin improved from 46.2% in 1997 to 47.7% in 1998. This improvement was primarily attributable to improvements in job related expenses. Consolidated indirect costs and expenses were $142.2 million in 1998 compared to $147.8 million in 1997. This decrease of $5.6 million, or 3.8%, was attributable to the continued positive impact of the Company's cost reduction initiatives.

Interest expense increased from $4.0 million in 1997 to $4.4 million in 1998, primarily as a result of higher average outstanding bank debt as compared to 1997. Lower interest rates in the Company's re-negotiated credit facilities contributed to partially offset these increases. During 1998 and 1997, the Company expensed $0.1 million and $1.5 million, respectively, related to the amortization of costs associated with re-negotiating and securing its credit facilities. This $1.4 million decrease was directly attributable to the lower level of fees and the 3-year term associated with the 1998 facility renegotiation versus the 1997 facility renegotiation.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

FINANCIAL CONDITION

Cash provided by operations increased significantly in 1999 to $16.5 million from $6.4 million in 1998. In addition to sustained profitability, the cash provided resulted from improved working capital management ($7.1 million improvement over 1998) and the conclusion in 1998 of tax payments associated with a change in tax accounting methods ($4.5 million).

Capital expenditures for 1999 were $3.0 million, which represents a decrease of $3.6 million from 1998. Although significantly reduced, the total capital expenditures were in line with the Company's 1999 capital expenditures plan. In the previous two years, the Company upgraded its personal computer and network systems. This effort, combined with a continued deliberate approach to capital expenditures, has resulted in less requirement for such expenditures in 1999. In order to continue to enhance productivity and potentially increase earnings, the Company has continued, and will continue, its capital spending programs, particularly for computer and other technology-related equipment. The Company believes that the limit of capital spending imposed by its credit facility of $7.0 million per year is sufficient to meet foreseeable requirements. The Company has no other material commitments for purchases of additional equipment.

The Company reported debt and short-term borrowings of $22.8 million at December 31, 1999, compared to $48.1 million at the end of 1998. The significant debt reduction was partially a result of $11.7 million in proceeds received from the exercise of stock options (See discussion below). Additionally, improved cash flows from operations were used to reduce outstanding debt balances. Finally, on September 30, 1999, the Company consummated a transaction to sell its laboratory facility in Pensacola, Florida for $3.7 million. The proceeds were used to pay down bank debt to further position the Company for future growth initiatives. As a result, debt and short-term borrowings as a percentage of total capitalization improved to 28.9% at December 31, 1999, compared to 55.3% at December 31, 1998.

The Company maintains one primary credit facility with a global bank. (See Note 4 to the Consolidated Financial Statements.) The credit facility has a three-year term and two one-year extension options, both of which have been exercised to extend the maturity date to January 15, 2003. The credit facility contains certain restrictions which, among other things, limit capital expenditures; require minimum earnings before interest, taxes, depreciation and amortization; and specify achievement of certain leverage and fixed charge ratios. In addition, cash dividends on common stock are prohibited. The repurchase of shares for cash or notes is restricted and payments on existing or future notes payable to shareholders are permitted, subject to certain limitations. The facility is secured by substantially all of the assets of the Company's United States and United Kingdom operating subsidiaries.

On May 6, 1997, the shareholders of the Company authorized and approved a transaction between the Company and Virgil R. Williams and James M. Williams, Jr., each a director of the Company (collectively, the "Investors"), pursuant to which the Company sold to the Investors (including, the case of James M.
Williams, a family partnership that he controls) a combination of Preferred Stock, Common Stock warrants, and options to purchase shares of Common Stock (the "Options"). The Options are eligible to be exercised in various quantities and at various prices through December 31, 2006. On June 25, 1998, the Investors exercised options to purchase an aggregate of 175,000 shares of the Company's Common Stock at an exercise price of $16.50 per share. The proceeds of $2.9 million received by the Company were invested in initiatives to further reduce real estate and insurance costs as well as fund improvements in technology and increased sales and marketing activities. On June 30, 1999, the Investors exercised their remaining Options to purchase an aggregate of 584,028 shares of the Company's Common Stock at an exercise price of $20.00 per share. The proceeds of $11.7 million received by the Company were invested to further enhance the capital structure and financial position of the Company. As a result, there are no remaining Options held by the Investors under the above transaction. The agreement also includes an option granted to the holders of the preferred stock for the right to purchase up to 161,452 shares of common stock for an average price of $13.97 per share. These options are exercisable only in conjunction with exercises by holders of options under the Company's Stock Option Plan.

While the Company anticipates continuing capital requirements to support growth, expansion of services, and capital expenditures, the Company believes that cash provided by operations and borrowings available under the bank credit facility will be sufficient to meet its requirements for the foreseeable future.

Market Risks - The Company is exposed to various types of market risks in the normal course of business, including the impact of interest rate changes and foreign currency exchange rate fluctuations. In order to manage interest rate risk relative to its credit facility, the Company employed an interest rate swap agreement. Based on the Company's debt profile at December 31, 1999 and December 31, 1998, a 1% increase in market interest rates would have increased interest expense and decreased income before income taxes by approximately $71,000 and $150,000, respectively. The company does not hold derivative instruments for trading purposes. As part of its foreign exchange risk management strategy, the Company occasionally borrows funds in the appropriate local currency where debt financing is required to support foreign operating activities, resulting in a reduction in exchange rate risk. The Company typically does not employ derivative instruments for purposes of managing foreign currency exchange rate risk and as a result, could be exposed to the risk that certain revenue and cost transactions originated in foreign currencies may be realized at different exchange rates than those which had been in effect historically. The primary foreign currencies in which the Company has exchange rate risk are pound sterling, South African rand, and the euro. Due to the historical stability of these currencies, (and, in the case of the euro, the related currencies which underlie the value of the euro itself), combined with the steps that the Company has taken to manage foreign exchange risk, the Company does not believe that these risks represent a material exposure to its financial position or results of operations.

Year-2000 - In prior years, the Company discussed the nature and progress of its plans to become Year 2000 ready. The Company completed in 1999 its remediation and testing of systems. As a result of those planning and implementation efforts, the Company experienced no disruptions in critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. The Company expensed approximately $150,000 during 1999 in connection with remediating its systems. The Company is not aware of any material problems resulting from Year 2000 issues, either with its services, its internal systems, or the products and services of third parties. The Company will continue to monitor its critical computer applications and those of its suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

Forward Looking Statements - This Annual Report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 which represent the Company's expectations or beliefs. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond the Company's control. The Company cautions that various factors, including, but not limited to, the factors described in the Company's filings with the Securities and Exchange Commission (the "Commission"), the uncertain timing of awards and contracts, increasing competition by foreign and domestic competitors as well as general economic and regulatory conditions in each of the geographic regions served by the Company and industry trends, and other risks could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements.

FINANCIAL INFORMATION

                               LawGibb Group, Inc.
                        Consolidated Financial Statements
                        As of December 31, 1999 and 1998
                 And for the three years ended December 31, 1999



     Consolidated Balance Sheets                                      22

     Consolidated Statements of Income and Comprehensive Income       23

     Consolidated Statements of Shareholders' Equity                  24

     Consoldiated Statements of Cash Flows                            25

     Notes to Consolidated Financial Statements                       26-40

     Report of Independent Auditors                                   41


CONSOLIDATED BALANCE SHEETS
LawGibb Group, Inc.
(Dollars in thousands, except share and per share amounts)

        AT DECEMBER 31,                                                              1999            1998
-----------------------------------------------------------------------------------------------------------
ASSETS
        Cash and Cash Equivalents                                                 $  11,612       $  11,022
        Billed Fees Receivable, net                                                  56,274          55,346
        Unbilled Work in Progress                                                    26,853          31,464
        Other Receivables                                                             1,119           1,579
        Deferred Income Taxes                                                         3,866           3,074
        Prepaid Expenses                                                              3,185           4,388
                                                                                  ---------       ---------
           Current Assets                                                           102,909         106,873
        Property and Equipment, net                                                  16,527          23,442
        Equity Investments                                                            2,132           1,587
        Intangible Assets, net                                                       12,270          13,250
        Other Assets, net                                                             4,993           5,759
                                                                                  ---------       ---------
           Total Assets                                                           $ 138,831       $ 150,911
                                                                                  =========       =========

-----------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
        Short-Term Borrowings                                                     $   1,213       $     902
        Accounts Payable                                                             13,870          15,858
        Billings in Excess of Costs and Fees Earned on Contracts in Progress         16,537          13,805
        Accrued Payroll and Other Employee Benefits                                   6,143           7,127
        Accrued Professional Liability Reserve                                        3,931           3,518
        Other Accrued Expenses                                                       11,655          16,745
        Income Taxes Payable                                                          4,809           4,638
        Current Portion of Long-Term Debt                                             4,549           5,220
                                                                                  ---------       ---------
           Current Liabilities                                                       62,707          67,813

        Long-Term Debt                                                               16,995          41,979
        Deferred Income Taxes                                                         3,026           1,983
        Minority Interest in Equity of Subsidiaries                                     176             208

        Cumulative Convertible Redeemable Preferred Stock -
           963,398 Shares Issued and Outstanding                                      9,907           9,886

        Common Stock - $1 par value, 10,000,000 shares authorized,
           2,615,605 and 2,045,870 shares issued and outstanding                      2,616           2,046
        Additional Paid-In Capital                                                   28,984          18,046
        Retained Earnings                                                            22,703          15,931
        Accumulated Other Comprehensive Income                                       (8,283)         (6,981)
                                                                                  ---------       ---------
           Total Shareholders' Equity                                                46,020          29,042
                                                                                  ---------       ---------
           Total Liabilities and Shareholders' Equity                             $ 138,831       $ 150,911
                                                                                  =========       =========

See Accompanying Notes.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
LawGibb Group, Inc. (Dollars in thousands, except per share amounts)

          YEAR ENDED DECEMBER 31,                            1999            1998            1997
---------------------------------------------------------------------------------------------------
         Gross Fees                                        $293,128        $311,162        $310,791
         Less: Cost of Outside Services                      35,933          36,242          33,090
                                                           --------        --------        --------
         Net Fees                                           257,195         274,920         277,701

         Direct Costs and Expenses:
            Payroll                                          78,055          81,160          81,613
            Job-Related Expenses                             28,496          32,591          34,450
                                                           --------        --------        --------
         Gross Profit                                       150,644         161,169         161,638

         Indirect Costs and Expenses:
            Payroll                                          60,823          62,474          60,604
            Other Expenses                                   72,364          79,688          87,240
                                                           --------        --------        --------
         Operating Income                                    17,457          19,007          13,794

         Other Income (Expense):
            Interest Expense                                 (3,186)         (4,365)         (3,995)
            Deferred Financing Costs                            (84)           (141)         (1,539)
            Other Income (Expense)                              (71)            197            (198)
                                                           --------        --------        --------
         Income Before Income Taxes
            and Equity Investments                           14,116          14,698           8,062
         Income Tax Provision                                (5,919)         (6,432)         (4,012)
         Equity Investments                                      23             156              31
                                                           --------        --------        --------
         Net Income                                           8,220           8,422           4,081
         Less: Preferred Stock Dividend and Accretion        (1,128)         (1,128)           (742)
                                                           --------        --------        --------
         Net Income Available to Common Shareholders       $  7,092        $  7,294        $  3,339
                                                           ========        ========        ========

         Earnings Per Common Share - Basic                 $   3.04        $   3.71        $   1.77
                                                           ========        ========        ========

         Earnings Per Common Share - Diluted               $   2.17        $   2.77        $   1.60
                                                           ========        ========        ========

RECONCILIATION OF COMPREHENSIVE INCOME

         Net Income                                        $  8,220        $  8,422        $  4,081
         Other Comprehensive Income:
            Foreign Currency Translation Adjustment          (1,302)           (638)         (1,282)
                                                           --------        --------        --------
         Comprehensive Income                              $  6,918        $  7,784        $  2,799
                                                           ========        ========        ========

See Accompanying Notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
LawGibb Group, Inc. (Dollars in thousands)

              Year Ended December 31,                                1999           1998           1997
--------------------------------------------------------------------------------------------------------
Common Stock
              Balance at Beginning of Year                           2,046          1,872          1,905
              Issuance of Common Stock                                  --             21             --
              Repurchase and Retirement of Common Stock                (18)           (22)           (33)
              Exercise of Options to Purchase Common Stock             588            175             --
                                                                   -------        -------        -------
              Balance at End of Year                                 2,616          2,046          1,872

Additional Paid-In Capital
              Balance at Beginning of Year                          18,046         14,957         15,063
              Issuance of Common Stock                                  --            558             --
              Repurchase and Retirement of Common Stock               (185)          (182)          (256)
              Exercise of Options to Purchase Common Stock          11,123          2,713             --
              Issuance of Common Stock Warrants                         --             --            150
                                                                   -------        -------        -------
              Balance at End of Year                                28,984         18,046         14,957

Retained Earnings
              Balance at Beginning of Year                          15,931          8,855          5,683
              Net Income                                             8,220          8,422          4,081
              Preferred Stock Dividends                               (800)          (800)          (521)
              Preferred Stock Accretion                               (328)          (327)          (221)
              Repurchase and Retirement of Common Stock               (320)          (219)          (167)
                                                                   -------        -------        -------
              Balance at End of Year                                22,703         15,931          8,855

Accumulated Other Comprehensive Income
              Balance at Beginning of Year                          (6,981)        (6,343)        (5,061)
              Foreign Currency Translation Adjustment               (1,302)          (638)        (1,282)
                                                                   -------        -------        -------
              Balance at End of Year                                (8,283)        (6,981)        (6,343)

                                                                   -------        -------        -------
Total Shareholders' Equity                                         $46,020        $29,042        $19,341
                                                                   =======        =======        =======

See Accompanying Notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
LawGibb Group, Inc. (Dollars in thousands)

           Year Ended December 31,                                       1999           1998          1997
-----------------------------------------------------------------------------------------------------------
Operating Activities:
          Net Income                                                   $ 8,220        $ 8,422       $ 4,081
          Adjustments to Reconcile Net Income to
             Net Cash Provided by Operating Activities:
                Depreciation and Amortization                            6,604          6,724         6,782
                Financing Costs Amortization                                84            141         1,539
                Provision for Losses on Receivables                        603            731           172
                Deferred Income Taxes                                      251         (3,320)       (4,034)
                Undistributed Earnings From
                   Equity Investments                                      (23)          (156)          (31)
                Loss on Disposal of Property and Equipment                  93            205           228
          Changes in Operating Working Capital Assets and
             Liabilities, net of Effects of Business Acquisitions          705         (6,380)       (4,932)
                                                                       -------        -------       -------
          Net Cash Provided by Operating Activities                     16,537          6,367         3,805

Investing Activities:
          Business Acquisitions, net of Cash Acquired                       --           (187)         (415)
          Purchases of Property and Equipment                           (3,031)        (6,635)       (7,793)
          Proceeds from Disposal of Property and Equipment               3,889            120           227
          Other, net                                                    (1,227)        (1,903)          236
                                                                       -------        -------       -------
          Net Cash Used in Investing Activities                           (369)        (8,605)       (7,745)

Financing Activities:
          Net Proceeds on Short-Term Borrowings                            337            182           606
          Net Proceeds (Payments) on Revolving Line of
             Credit and Long-Term Borrowings                           (25,560)         2,701           (46)
          Deferred Financing and Preferred Stock Issuance Costs             --           (369)       (3,602)
          Issuance of Cumulative Convertible Redeemable
             Preferred Stock                                                --             --         9,850
          Issuance of Common Stock and Warrants                             --             --           150
          Repurchase and Retirement of Shares                             (523)          (423)         (456)
          Preferred Dividends Paid                                        (800)          (800)         (521)
          Exercise of Options to Purchase Common Stock                  11,711          2,888            --
                                                                       -------        -------       -------
          Net Cash Provided by (Used in) Financing Activities          (14,835)         4,179         5,981

          Effect of Exchange Rate Changes on Cash                         (743)          (446)         (611)
                                                                       -------        -------       -------
          Increase in Cash and Cash Equivalents                            590          1,495         1,430
          Cash and Cash Equivalents at Beginning of Year                11,022          9,527         8,097
                                                                       -------        -------       -------
          Cash and Cash Equivalents at End of Year                     $11,612        $11,022       $ 9,527
                                                                       =======        =======       =======

See Accompanying Notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 1999, 1998, and 1997,  LawGibb Group, Inc.
(Dollars in thousands, except share and per share amounts)
--------------------------------------------------------------------------------
1. Accounting Policies

Description of Business - LawGibb Group, Inc. and its subsidiaries (collectively, the Company) provide comprehensive environmental and specialized engineering consulting services to governmental, commercial, and industrial entities.

Basis of  Presentation  - The  consolidated  financial  statements  include  the
accounts  of  LawGibb  Group,  Inc.  and  its   subsidiaries.   All  significant
intercompany accounts and transactions are eliminated.

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

Receivables and Unbilled Work in Progress - Unbilled work in progress represents amounts earned under contracts in progress, but not yet billable under the terms of those contracts. These amounts become billable according to the contract terms which usually consider the passage of time, achievement of certain milestones, or completion of the project. Included in accounts receivable at December 31, 1999 and 1998 were contract retentions totaling $634 and $765, respectively. Substantially all unbilled receivables are billed and collected in the subsequent fiscal year. Billed fees receivable, net, at December 31, 1999 of $56,274 and at December 31, 1998 of $55,346 were net of allowances for doubtful accounts of $4,025 and $4,223, respectively.

Cash Equivalents - The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 1999, 1998, and 1997,  LawGibb Group, Inc.
(Dollars in thousands, except share and per share amounts)
--------------------------------------------------------------------------------
Property and Equipment - Property and equipment are stated at cost. Depreciation and amortization are provided over estimated useful lives using both straight-line and accelerated methods. Useful lives range as follows: buildings 40 years; equipment 3-6 years; furniture and fixtures 5-10 years; automobiles 3-6 years; and leasehold improvements utilizing the shorter of the lease term or the remaining useful life of the asset. Depreciation expense was $5,172, $5,316, and $6,243 in 1999, 1998, and 1997, respectively.

Income Taxes - The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the tax rates and laws that will be in effect when the differences are expected to reverse.

Intangible Assets - Goodwill, representing amounts paid in excess of the fair values of the net assets acquired in acquisition transactions, is amortized using the straight-line method over periods of 10-40 years. Accumulated amortization of goodwill approximated $605 and $557 at December 31, 1999 and 1998, respectively. If facts and circumstances indicate that the goodwill or other intangible assets may be impaired, the Company's policy is to compare the carrying amount for those assets to the undiscounted cash flows associated with those assets in order to determine if a write-down to fair market value is required.

Other Assets - Included in Other Assets are primarily debt financing costs and trademarks which are amortized on a straight-line basis over the terms of the related agreement. Accumulated amortization approximated $1,418 and $959 at December 31, 1999 and 1998, respectively. Additionally, certain long-term prepaid expenses and prepaid pension costs also are represented in the balances at December 31, 1999 and 1998.

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

Common Stock Reserved - The Company has reserved 1,041,495 shares of common stock for issuance relative to employee stock option plans, other stock option plans, convertible securities, and common stock warrants.

Stock Based Compensation - The Company grants to employees stock options for a fixed number of shares with an exercise price equal to the fair value of the shares at the date of grant. The Company has elected to account for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognizes no compensation expense for the stock option grants (See Note 7).

Recent Pronouncement - In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 2000. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new Statement will have a material effect on earnings or the financial position of the Company.

Reclassification - Certain prior year amounts have been reclassified to conform to the 1999 presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 1999, 1998, and 1997,  LawGibb Group, Inc.
(Dollars in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

2.  PROPERTY AND EQUIPMENT

Property and Equipment are presented at cost less accumulated depreciation and are detailed as follows:

                                                    1999           1998
                                                  --------       --------
         Land and Buildings                       $  8,342       $ 12,398
         Equipment                                  33,999         38,773
         Furniture and Fixtures                     11,661         12,074
         Automobiles                                 1,856          2,606
         Leasehold Improvements                      2,191          2,316
                                                  --------       --------
                                                    58,049         68,167

         Less: Accumulated Depreciation            (41,522)       (44,725)
                                                  --------       --------
            Total Net Property and Equipment      $ 16,527       $ 23,442
                                                  ========       ========

3. CUMULATIVE CONVERTIBLE REDEEMABLE PREFERRED STOCK

On March 14, 1997, the Board of Directors approved an agreement to issue to an investor $10 million of 8% Cumulative Redeemable Preferred Stock (redeemable on or after the seventh anniversary of issuance), together with separate warrants exercisable for a period of 12 years and representing approximately 33% of the Common Stock outstanding as of the date of issuance. The warrants had an exercise price of $10.38 per share until June 30, 1998 after which the price will range from $0.01 to $10.38 based upon the Company's performance against stipulated net income benchmarks. As of December 31, 1999, the exercise price of the warrants is $10.38 per share. In addition, the agreement included options to acquire up to 900,000 shares of Common Stock at a price of $16.50 per share from July 1, 1997 through June 30, 1998, increasing on July 1 of each year thereafter to $20.00, $24.50, $29.00, and $33.00 through December 31, 2006. As of December
31, 1999, all options have been exercised. The agreement also includes an option granted to the holders of the preferred stock for the right to purchase up to 161,452 shares of common stock for an average price of $13.97 per share. These options are exercisable only in conjunction with exercises by holders of options under the Company's Stock Option Plan (See Note 7).

The Preferred Stock is entitled to voting rights equal to the number of common shares represented by the warrants. The Preferred Stock may vote on all matters except as expressly provided in the Company's bylaws and articles of incorporation and under applicable law. The Preferred Stock is entitled to elect Preferred Directors representing one less than a majority of the Company's Board of Directors. The liquidation preference of each preferred share is its original issue price of approximately $10.38 per share, totalling $10 million. The value assigned to the options and warrants of $150 and the costs of issuance of $2,149 are being accreted/amortized over the period to redemption, reducing the net income available to common shareholders.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 1999, 1998, and 1997,  LawGibb Group, Inc.
(Dollars in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

4. DEBT

Debt obligations consist of the following at December 31:

                                                                                         1999         1998
                                                                                       -------      -------
         Revolving Lines of Credit:
            United States (Average interest rate of 7.7% at December 31, 1999)         $ 7,000      $28,700
            International (Average interest rate of 6.8% at December 31, 1999)           4,192        3,576
         Notes Payable to former shareholders, interest at prime,  8.0%, and 8.5%        8,868       12,868
         Various Notes Payable, interest at rates ranging from
            5.4% to 17.5% due in installments through the year 2003                      1,484        2,055
                                                                                       -------      -------
         Total Lines of Credit and Notes Payable                                        21,544       47,199
            Less: Current Portion                                                        4,549        5,220
                                                                                       -------      -------
         Total Long-Term Debt                                                          $16,995      $41,979
                                                                                       =======      =======

The Company maintains one credit facility with a global bank. The facility bears a three-year term and two one-year extension options, both of which have been exercised. The credit facility contains certain restrictions which, among other things, limit capital expenditures; require minimum earnings before interest, taxes, depreciation and amortization; and specify achievement of certain leverage and fixed charge ratios. In addition, cash dividends on common stock are prohibited. The repurchase of shares for cash or notes is restricted and payments on existing or future notes payable to shareholders are permitted, subject to certain limitations. The facility is secured by substantially all of the assets of the Company's United States and United Kingdom operating subsidiaries.


CREDIT FACILITY

                                              MAXIMUM
             NATURE                          AMOUNT (C)                   INTEREST RATE                          EXPIRATION DATE
             ------                          ----------                   -------------                          ---------------
Revolving Line of Credit (A)                    $40,000     Base less 0.25% to Base and LIBOR + 1.5% to 2.0%     January 15, 2003
Letters of Credit sub-facility                  $ 3,000     1.25% to 1.5% Per Annum                              January 15, 2003
Revolving Line of Credit and
   Overdraft Facility                     (pound)11,000     Base + 1.5% to 2.0% and LIBOR + 1.5% to 2.0%         January 15, 2003
Letters of Credit sub-facility            (pound)11,000     1.75% Per Annum                                      January 15, 2003
Capital Expenditure Facility (B)          (pound) 2,400     LIBOR + 1.5% to 2.0%                                 January 15, 2003

(A) The total revolving facility will be reduced by $10,000 on January 1, 2001 and by an additional $5,000 on January 1, 2002.
(B) The capital expenditure pounds sterling facility has an availability of (pound)1,600 at December 31, 1999, increasing to (pound)2,400 on January 15, 2000.
(C) Amounts available under the revolving credit facility will be subject to a borrowing base limitation based upon the Company's earnings before interest, taxes, depreciation, and amortization measured on a monthly basis. Borrowings under the capital expenditure facility are repayable quarterly over a five-year period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 1999, 1998, and 1997,  LawGibb Group, Inc.
(Dollars in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

Interest  payments totaled $3,864,  $5,366,  and $4,236 in 1999, 1998, and 1997,
respectively. The weighted average interest rate on short-term borrowings ($1,213 of short-term borrowings denominated in South African rand ) approximated 16.5% in 1999. Future maturities of long-term debt are as follows:


               2000                                  $ 4,549
               2001                                    4,430
               2002                                    1,035
               2003                                   11,424
               2004                                      106
         Thereafter                                       --
                                                     -------
                                                     $21,544
                                                     =======

In January 1998, the Company entered into an interest rate swap agreement effectively to fix the LIBOR rate on $20,000 of variable rate borrowings at 5.86% per annum until January 2003 (See Note 14). At December 31, 1999, the Company had provided guarantees of $1,855 under United States letters of credit and $5,306 under international bonds, guarantees, and indemnities.


5. LEASES

The Company leases certain office space, equipment, automobiles, and furniture under noncancellable operating leases. The following is a schedule of future minimum lease payments required under those leases which have initial or remaining noncancellable terms of one year or more:


               2000                                        $13,235
               2001                                          9,844
               2002                                          7,360
               2003                                          6,284
               2004                                          5,120
         Thereafter                                         26,961
                                                           -------
                                                           $68,804
                                                           =======

Rent expense, net of income from subleases, aggregated $14,992, $14,803, and $17,307 in 1999, 1998, and 1997, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 1999, 1998, and 1997,  LawGibb Group, Inc.
(Dollars in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

6. BENEFIT PLANS

PENSION PLANS
The Company has a noncontributory, defined benefit pension plan covering its United States employees over the age of 21 who were hired before March 28, 1996. The benefits are based on each eligible employee's years of service and compensation during the last ten years of employment. A curtailment in the plan, which was effective March 28, 1997, ceased benefit accruals to vested participants on that date. As a result, the Company recognized a gain on curtailment of $1,816 in the first quarter of 1997.

The Company's funding policy is to contribute amounts annually to the plan sufficient to meet minimum funding requirements as set forth in the Employee Retirement Income Security Act of 1974, plus additional amounts, if any, as may be determined to be appropriate by the Company's management.

Net periodic pension costs consist of the following components for the years ended December 31:


                                                       1999          1998          1997
                                                     -------       -------       -------
         Service Cost                                $    --       $    --       $  560
         Interest Cost                                 2,889         2,687        2,635
         Actual Return on Plan Assets                 (3,226)       (3,639)      (2,845)
         Net Amortization and Deferral                  (160)         (160)           2
                                                     -------       -------       -------
            Net Periodic Pension (Benefit) Cost      $  (497)      $(1,112)      $  352
                                                     =======       =======       =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 1999, 1998, and 1997,  LawGibb Group, Inc.
(Dollars in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

The following table sets forth the funded status and net liability recognized for the plan:

                                                                  1999           1998
                                                                -------        -------
         Change in Benefit Obligation
            Benefit Obligation at Beginning of Year             $39,681        $35,669
            Interest Cost                                         2,889          2,687
            Actuarial (Gain) Loss                                  (974)         1,467
            Benefits Paid                                          (614)          (142)
                                                                -------        -------
            Benefit Obligation at End of Year                   $40,982        $39,681

         Change in Plan Assets
            Fair Value of Plan Assets at Beginning of Year      $40,509        $36,459
            Actual Return on Plan Assets                          2,857          3,379
            Employer Contributions                                   --            813
            Benefits Paid                                          (614)          (142)
                                                                -------        -------
            Fair Value of Plan Assets at End of Year            $42,752        $40,509
                                                                -------        -------

            Funded Status                                       $ 1,770        $   828
            Unrecognized Actuarial Loss                             647          1,253
            Unrecognized Transition Asset                          (319)          (480)
                                                                -------        -------
            Net Amount Recognized                               $ 2,098        $ 1,601
                                                                =======        =======

         Amounts Recognized in the Balance Sheet
            Consist of:
            Prepaid Benefit Cost                                $ 2,098        $ 1,601
                                                                =======        =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 1999, 1998, and 1997,  LawGibb Group, Inc.
(Dollars in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

Actuarial assumptions used to determine net periodic pension costs are as follows for the years ended December 31:

                                                                1999          1998          1997
                                                               -----         -----         -----
         Weighted Average Discount Rate                         7.50%         7.25%         7.25%
         Rate of Increase in Future Compensation Levels
            Pre-Curtailment                                      N/A           N/A          4.00%
         Expected Long-Term Rate of Return
            on Plan Assets                                      8.00%        10.00%        10.00%

The Company periodically revises the actuarial assumptions used for calculation of net periodic pension cost and the projected benefit obligation to better reflect current economic and market conditions. Effective January 1, 1999, the Company revised the weighted average discount rate and the expected long-term rate of return assumptions. These revisions had an immaterial effect on net periodic pension cost during 1999.

The Company also has a defined  contribution  savings plan which qualifies under section 401(k) of the Internal Revenue Code, covering substantially all United States employees, in which Company stock was one of several elective investment options. As of May 10, 1996, the Board of Directors of the Company decided to terminate the option of Company Common Stock under the Plan, whether as employee contributions or as Company matching contributions. Consistent with that decision, employees are allowed to trade out of (but not into) shares of the Company's Common Stock held in their individual 401(k) accounts, in accordance with Plan provisions. Employees may transfer funds out of this option quarterly (transfers out are limited to 25% per quarter of the employee's balance if the employee's balance in this option is greater than $5), resulting in the sale or repurchase of stock by the Company. At December 31, 1999, the Plan holds 44,491 shares of the Company's stock with a value of $1,264.

The Company's international subsidiaries have defined contribution pension plans covering substantially all full-time employees over the age of 21. Eligible employees can elect contributory or noncontributory status, with contributions related to compensation. Expenses related to these plans aggregated $1,497 in 1999, $1,680 in 1998, and $1,699 in 1997.

Employee Stock Ownership Plan (ESOP)

Effective January 1, 1991, the Company's shareholders approved the establishment of an ESOP to provide substantially all of the Company's full-time United States employees an additional opportunity to share in the ownership of the Company's Common Stock. The ESOP is intended to be a "qualified" stock bonus plan, as defined in the Internal Revenue Code. Contributions to the ESOP's trust fund are discretionary based upon the operating performance of the Company and will be used to purchase shares of Common Stock (see Note 7). The Company reserves the right to amend, modify or terminate the Plan, but in no event will any portion of the contributions made revert to the Company. No contributions were made for 1999, 1998, or 1997.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 1999, 1998, and 1997,  LawGibb Group, Inc.
(Dollars in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

7. SHAREHOLDERS' EQUITY

Stock Option Plan
The Company is authorized under the 1990 Stock Option Plan (the "Plan"), as amended, to issue up to 500,000 shares of Common Stock to key employees. All options granted have 10 year terms and vest and become fully exercisable at a rate of 20% per year for five years of continued employment. The option price per share and the date of exercise are determined by the Compensation Committee of the Board of Directors at the time of grant. However, the option price per share may not be less than the fair market value of the Company's Common Stock on the grant date, with the options expiring ten years or less from the grant date. At December 31, 1999, options to acquire 49,403; 500; 16,000; 6,000;
75,000;  176,000;  7,000; 74,000 and 18,000 shares of the Company's Common Stock at $17.80,  $29.63,  $26.36,  $16.91, $11.64, $12.61, $14.33, $19.54, and $28.48
per share, respectively, were outstanding under this Plan. At that date, options to acquire 202,503 shares were exercisable.

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

Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Minimum Value option pricing model with the following weighted-average assumptions for 1999, 1998, and 1997, respectively: risk-free interest rates of 5.6%, 5.6%, and 5.7%, dividend yields of 0%; and a weighted-average expected life of the option of 7.6 years.

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


                                                        1999           1998           1997
                                                       ------         ------         ------
         Pro Forma Net Income Available to Common
          Shareholders                                 $6,623         $6,877         $3,043
         Pro Forma Earnings Per Common Share
            Basic                                      $ 2.84         $ 3.49         $ 1.61
            Diluted                                    $ 2.02         $ 2.63         $ 1.48

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 1999, 1998, and 1997,  LawGibb Group, Inc.
(Dollars in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

A summary of the Company's stock option activity, and related information for the years ended December 31 follows:

                                                               1999             1998             1997
                                                             --------         --------         --------
         Outstanding  - Beginning of Year                     456,500          398,000          330,750
         Granted                                               18,000           89,000          228,000
         Exercised                                              7,097               --               --
         Cancelled                                             45,500           30,500          160,750
         Outstanding - End of Year                            421,903          456,500          398,000

         Exercisable -  End of Year                           202,503          152,600           98,600
         Weighted Average Fair Value of Options Granted
            During the Year                                  $   9.29         $   6.20         $   4.16

         Weighted Average Exercise Price:
            Outstanding - Beginning of Year                  $  15.05         $  14.27         $  17.61
            Granted                                          $  28.48         $  19.01         $  12.66
            Exercised                                        $  18.27         $     --         $     --
            Cancelled                                        $  15.25         $  16.42         $  18.86
            Outstanding - End of Year                        $  15.57         $  15.05         $  14.27
            Exercisable - End of Year                        $  15.40         $  16.33         $  18.77


Exercise prices for options outstanding as of December 31, 1999 ranged from $11.64 to $29.63. The weighted-average remaining contractual life of those options is 6.7 years.

SHARE REPURCHASES

As described in Note 6, Company Common Stock was previously an investment option in the Company's 401(k) plan. In accordance with plan provisions, 16,128 and 20,913 shares were repurchased during 1999 and 1998 for $457 and $408, respectively, related to transfers out of this investment option.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 1999, 1998, and 1997,  LawGibb Group, Inc.
(Dollars in thousands, except share and per share amounts)
--------------------------------------------------------------------------------


8. INCOME TAXES

The federal, state, and foreign components of the provision for income taxes are as follows at December 31:

                                          1999          1998          1997
                                         ------        ------        ------
         CURRENT INCOME TAXES:
            Federal                      $4,051        $7,390        $5,796
            State                         1,317         1,677         1,156
            Foreign                         300           685         1,094
                                         ------        ------        ------
         Total Current                    5,668         9,752         8,046
         DEFERRED INCOME TAXES:
            Federal                        (121)       (3,709)       (3,533)
            State                           (21)         (695)         (643)
            Foreign                         393         1,084           142
                                         ------        ------        ------
         Total Deferred                     251        (3,320)       (4,034)
                                         ------        ------        ------
         PROVISION FOR INCOME TAXES      $5,919        $6,432        $4,012
                                         ======        ======        ======

The foreign provision for income taxes is based on pre-tax earnings from foreign operations of $477 in 1999, $4,367 in 1998, and $3,112 in 1997.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows at December 31:

                                                                     1999           1998
                                                                   -------        -------
         DEFERRED TAX LIABILITIES:
            Software Capitalization                                $ 2,291        $ 2,281
            Mark to Market Accounting for Accounts Receivable          687          1,030
            Other - net                                              3,402          3,101
                                                                   -------        -------
         Total Deferred Tax Liabilities                              6,380          6,412
         DEFERRED TAX ASSETS:
            Depreciation                                             2,612          2,221
            Employee Benefits                                          492            780
            Non-Deductible Reserves                                  2,427          2,902
            Loss Carry-Forwards                                      3,299          5,660
            Other - net                                                240            188
                                                                   -------        -------
                                                                     9,070         11,751
         Valuation Allowance for Deferred Tax Assets                (1,850)        (4,248)
                                                                   -------        -------
         Total Deferred Tax Assets                                   7,220          7,503
                                                                   -------        -------
         Net Deferred Tax Assets                                   $   840        $ 1,091
                                                                   =======        =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 1999, 1998, and 1997,  LawGibb Group, Inc.
(Dollars in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

Because the Company plans to continue to finance foreign expansion and operating requirements by reinvestment of undistributed earnings of its foreign subsidiaries, United States income taxes have not been provided on such earnings. The amount of undistributed earnings which are considered to be indefinitely reinvested is approximately $20,701 at December 31, 1999.

A reconciliation of the statutory U.S. income tax rate to the Company's effective income tax rate is as follows:


                                                             1999          1998          1997
                                                             ----          ----          ----
         Statutory U.S. Income Tax Rate                      34.0%         34.0%         34.0%
         State Taxes, net of Federal Benefit                  6.1%          4.4%          4.2%
         Income Tax in Jurisdictions Other than 34.0%         0.7%          3.6%          2.4%
         Permanent Differences Between
            Book and Taxable Income                          (0.6%)         2.4%          4.0%
         Losses for Which No Benefit is Recognized            3.1%           --            --
         Other                                               (1.4%)        (0.6%)         5.2%
                                                             ----          ----          ----
         Effective Income Tax Rate                           41.9%         43.8%         49.8%
                                                             ====          ====          ====

At December 31, 1999 the Company had $2,236 of operating loss carryforwards related to foreign subsidiaries; $2,093 can be carried forward indefinitely. The remaining $143 will expire in 2002 - 2005. The Company has $3,152 of capital loss carryforwards in foreign jurisdictions that can be carried forward indefinitely. A valuation allowance has been provided for deferred tax assets related to loss carryforwards and other reserves. The valuation allowance as of January 1, 1998 and 1997 was $4,396 and $3,007, respectively. Income tax payments amounted to $5,497, $8,639, and $9,236 in 1999, 1998, and 1997,
respectively.


9. CONSOLIDATED STATEMENTS OF CASH FLOWS

The changes in operating working capital as shown in the Consolidated Statements of Cash Flows includes:

                                                                        1999          1998          1997
                                                                      -------       -------       -------
         Decrease (Increase) in:
                           Billed Fees Receivable                      (2,268)          44         (1,190)
                           Unbilled Work in Progress                    4,325          433         (2,408)
                           Other Current Assets                         1,606         (824)          (714)
         Increase (Decrease) in:
                           Accounts Payable and Accrued Expenses       (5,354)      (4,806)        (1,568)
                           Billings in Excess of Costs and Fees
                              Earned on Contracts in Progress           2,396       (1,227)           948
                                                                      -------       -------       -------
         Changes in Operating Working Capital Assets and
            Liabilities, net of Effects of Business Acquisitions      $   705      $(6,380)      $ (4,932)
                                                                      =======       =======       =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 1999, 1998, and 1997,  LawGibb Group, Inc.
(Dollars in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

10. EARNINGS PER COMMON SHARE

The following table sets forth the computation of basic and diluted earnings per common share:

                                                                         1999          1998         1997
                                                                       -------       -------       ------
         NUMERATOR:
            Net Income                                                 $ 8,220       $ 8,422       $4,081
              Preferred stock dividends and accretion                   (1,128)       (1,128)        (742)
                                                                       -------       -------       ------
            Numerator for basic earnings per common share -
                Income available to common shareholders                  7,092         7,294        3,339
            Effect of Dilutive Securities:
                 Preferred stock dividends and accretion                    --         1,128          742
                                                                       -------       -------       ------

              Numerator for diluted earnings per common share -
                 Income available to common shareholders               $ 7,092       $ 8,422       $4,081
                                                                       =======       =======       ======

         DENOMINATOR:
              Denominator for basic earnings per common share -
                Weighted-average shares                                  2,334         1,968        1,892
              Effect of dilutive securities:
                Employee Stock Options                                     192            93           22
                Cumulative Convertible Redeemable Preferred Stock
                    And Associated Common Stock Warrants                   597           957          638
                Other Stock Options                                        150            29           --
                                                                       -------       -------       ------
              Dilutive potential common shares                             939         1,079          660
                                                                       -------       -------       ------
              Denominator for diluted earnings per common
                  share - Adjusted weighted-average shares               3,273         3,047        2,552
                                                                       =======       =======       ======

         Basic earnings per common share                               $  3.04       $  3.71       $ 1.77
                                                                       =======       =======       ======

         Diluted earnings per common share                             $  2.17       $  2.77       $ 1.60
                                                                       =======       =======       ======

Options to purchase 750; 30,750; and 153,000 shares of common stock were excluded from the diluted earnings per share calculations in 1999, 1998, and 1997, respectively because their effect would have been anti-dilutive.

11.  Comprehensive Income

During 1998, the Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"). SFAS 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of SFAS 130 had no impact on the Company's net income or shareholders' equity. SFAS 130 requires foreign currency translation adjustments or other adjustments, if any, which prior to adoption were reported separately in shareholders' equity to be included in other comprehensive income. The disclosures required by SFAS No. 130 are recorded on the Statements of Income and Comprehensive Income in the section entitled Comprehensive Income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 1999, 1998, and 1997,  LawGibb Group, Inc.
(Dollars in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

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

13.    Special Charges to Operations

During 1999, 1998, and 1997, the Company recorded a $1,428,  $1,347,  and $2,126 charge, respectively, against operations to cover severance and related benefits costs, early termination of leases and expected sublease shortfalls, disposition of leasehold improvements and selected real estate, office relocation costs, and other corporate charges related to its cost reduction initiatives. The majority of these charges were paid in cash during the year in which they were recorded. Any accrual amounts related primarily to severance liabilities were not material as of December 31, 1999, 1998, and 1997.

14.  Financial Instruments

The Company's financial instruments at December 31, 1999 and 1998 consist primarily of cash and cash equivalents and loans payable. Due to the short maturities of the cash and cash equivalents, carrying amounts approximate the respective fair values. The carrying amount for loans payable approximates fair market value since the interest rates on these instruments are reset periodically. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and trade accounts receivable. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base. The Company performs ongoing credit evaluations of its customers' financial condition. Collateral is generally not required and credit losses have been within management's expectations.

At December 31, 1999, the fair value of the Company's interest rate swap agreement was $396. The Company has recorded no carrying amount associated with this instrument. The interest rate swap agreement was terminated effective January, 2000.

15.  Business Segment and Geographic Area Information

The Company's operations are conducted principally in the United States and Europe. Accordingly, the Company considers its operating segments to be defined as United States Operations and International Operations. For financial reporting purposes, International results are presented separately for operations in the United Kingdom, Europe, Africa and other countries. The net fees for each segment as described in the table below correspond directly to the net revenues attributable to the geographic areas which are represented by these segments. Segment operating income has been restated for prior years to reflect the allocation of corporate expenses to the operating segments. These measures are consistent with those currently being used by management to assess performance. The table which follows represents combined disclosure for both business segment and geographic area information.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 1999, 1998, and 1997,  LawGibb Group, Inc.
(Dollars in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

                                                                   1999          1998          1997
                                                                 --------      --------      --------
         NET FEES
            United States Operations                             $170,275      $179,315      $181,331
            International Operations    United Kingdom             39,770        45,629        51,181
                                        Europe - Other             23,562        22,799        19,769
                                        Africa                     18,607        22,347        20,087
                                        Other                       4,981         4,830         5,333
                                                                 --------      --------      --------
            Total                                                $257,195      $274,920      $277,701
                                                                 ========      ========      ========
         OPERATING INCOME
            United States Operations                             $ 16,262      $ 15,020      $ 10,983
            International Operations    United Kingdom                230         1,034           638
                                        Europe - Other                130           517           246
                                        Africa                        373         1,936         1,576
                                        Other                         462           500           351
                                                                 --------      --------      --------
            Total                                                $ 17,457      $ 19,007      $ 13,794
                                                                 ========      ========      ========
         IDENTIFIABLE ASSETS
            United States Operations                             $ 71,947      $ 84,801      $ 79,393
            International Operations    United Kingdom             45,205        41,326        38,791
                                        Europe - Other              5,283         4,875         2,987
                                        Africa                     11,814        15,636        19,388
                                        Other                       4,582         4,273         5,209
                                                                 --------      --------      --------
            Total                                                $138,831      $150,911      $145,768
                                                                 ========      ========      ========
         DEPRECIATION AND AMORTIZATION
            United States Operations                             $  4,719      $  4,562      $  4,895
            International Operations    United Kingdom              1,155           920           923
                                        Europe - Other                 93           459           356
                                        Africa                        467           686           512
                                        Other                         170            97            96
                                                                 --------      --------      --------
            Total                                                $  6,604      $  6,724      $  6,782
                                                                 ========      ========      ========
         LONG LIVED ASSETS
            United States Operations                             $ 12,585      $ 18,815      $ 18,398
            International Operations    United Kingdom              3,039         3,524         3,753
                                        Europe - Other                228           181            96
                                        Africa                        637           869         1,191
                                        Other                          38            53            68
                                                                 --------      --------      --------
            Total                                                $ 16,527      $ 23,442      $ 23,506
                                                                 ========      ========      ========
         CAPITAL EXPENDITURES
            United States Operations                             $  2,044      $  5,259      $  5,998
            International Operations    United Kingdom                675           616           951
                                        Europe - Other                113           307           367
                                        Africa                        192           388           378
                                        Other                           7            65            99
                                                                 --------      --------      --------
            Total                                                $  3,031      $  6,635      $  7,793
                                                                 ========      ========      ========

REPORT OF INDEPENDENT AUDITORS
--------------------------------------------------------------------------------

The Board of Directors and Shareholders
LawGibb Group, Inc.

We have audited the accompanying consolidated balance sheets of LawGibb Group, Inc. as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LawGibb Group, Inc. at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.



/s/  Ernst & Young LLP

Atlanta, Georgia
March 10, 2000