Form 10-K, Exhibit 13
period 2000-12-31
LAWGIBB GROUP INC
filed 2001-03-29
CIK 853323

[IMAGE]

                              LAWGIBB GROUP
                              2000 Annual Report

Company Profile
As one of the world's leading engineering, environmental and design consulting companies, LawGibb Group provides a wide array of multi-disciplinary services to the industrial, commercial and government markets.

Headquartered in Atlanta, the Company's global network of more than 3,500 professionals provides the technical depth and geographic diversity that enables LawGibb to serve clients worldwide while maintaining a strong local presence. With specialists in more than 30 scientific and engineering disciplines, LawGibb's staff works from over 100 offices and 30 countries with projects spanning 160 countries.

On the cover: Scientific Dive Team, Miami, Florida
Consisting of scientists, including geologists and biologists, LAWGIBB's dive team supports natural resource services such as repair and assessment of coral reef injuries, restoration and monitoring of damaged seagrass beds, and benthic surveys.

SELECTED FINANCIAL DATA
(Dollars in thousands, except per share data)

----------------------------------------------------------------------------------------------------
                                     2000          1999          1998          1997            1996
----------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
   Gross Fees                      $304,413      $293,128      $311,162      $310,791       $323,179

   Net Fees                        $263,220      $257,195      $274,920      $277,701       $286,282

   Net Income                      $ 12,146      $  8,220      $  8,422      $  4,081       $  1,910

   Earnings Per Share:
      Basic                        $   4.22      $   3.04      $   3.71      $   1.77       $   1.00

      Diluted                      $   3.20      $   2.17      $   2.77      $   1.60      $    1.00

   Cash Dividends Per Share        $     --      $     --      $     --      $     --       $    --

BALANCE SHEET DATA:
   Working Capital                 $ 48,035      $ 40,202      $ 39,060      $ 32,415       $ 28,459

   Total Assets                    $145,704      $138,831      $150,911      $145,768       $138,697

   Long Term Liabilities           $ 27,319      $ 30,104      $ 54,056      $ 54,935       $ 50,303

   Shareholders' Equity            $ 54,152      $ 46,020      $ 29,042      $ 19,341       $ 17,590
----------------------------------------------------------------------------------------------------

Message From The Chairman

As we reflect on the year 2000, we do so with a strong sense of pride resulting from the hard work and commitment by our employees throughout LAWGIBB Group. We achieved an enormous amount this past year, and the impact our work has had upon our clients and our environment is noteworthy. Often, we fail to realize the immense effect that engineering and scientific professional services have upon our lives, ranging from important economic and environmental issues, to technological advances and social concerns.

Financial Overview
The year 2000 proved to be a successful year for LAWGIBB Group. We achieved record-level earnings in excess of $12 million, while improving net fees in both the U.S. and in our international operations. While reductions in our effective income tax rate served to bolster 2000's financial results, stronger net fees per day over the second half of the year, as compared to the corresponding period of 1999, are a definite cause for optimism as we move forward into 2001. Our balance sheet position continues to improve, and our debt position is also at a record-low level.

2000 In Review
Reaching specific goals and adhering to our guiding principles made the year 2000 an exciting one for LAWGIBB. In the U.S., we made significant strides in growing our highways and transportation markets. By expanding our existing service lines, we won numerous significant state DOT contracts. The technological revolution, which continues at an increasingly high pitch, affords unlimited opportunities in many different areas. As a key player in the telecommunications industry, LAWGIBB continues to expand its market share, having doubled revenues in this sector in one year. Our Asset Reliability Management Services (ARMS) group is expanding rapidly, with enormous growth potential based upon a vast and diverse market. By providing corporations with new avenues to improve their bottom line through maximizing the value of clients' facilities and infrastructure investments, LAWGIBB helps clients increase their return on investment.

In our international operations, the February 2000 acquisition of Arcus Engineering Consultants has enhanced our capabilities in the highways and transportation market sectors, and has also been a key element in the transformation of our South African business into one that is more reflective of the demographics of South Africa. In the UK, our architectural design group was commissioned to undertake the architectural, mechanical, electrical, civil and structural design of the new air traffic control center located in Prestwick, Scotland. The "Scottish Eye on the Sky," as it is known, will handle air traffic control for a 650,000 square mile area covering Scotland and the North Atlantic. Additionally, new Runway Friction Analysis System software, which had been under development for five years, was launched by our Airports group in conjunction with the UK Civil Aviation Authority's requirements.

Looking Ahead
Our primary emphasis for 2001 continues to be to meet our clients' needs by understanding and addressing their issues and concerns and to respond to these needs with the expertise and seasoned experience of our team of professionals. Moreover, we will focus upon services that greatly impact people's lives, the environment, and the infrastructure of our communities.

We view the growing importance of water resources management to be a critical area, not only for the immediate future, but also over the long-term. Federal regulations, such as EPA's Clean Water and Safe Drinking Water Acts, Phase II Stormwater Rule, and HUD's Real Estate Assessment Center program, are creating opportunities across many of our business lines.

Additionally, the immense potential benefits of both fiber and wireless telecommunications systems improvements and expansion, the impact of an improved highway and road transportation network, and the value-added contributions of our strategic facilities management program services all represent significant and essential services to our clients.

Through the Internet, we are afforded unlimited opportunities to improve the way we market, contract, execute, bill and collect for our services. LAWGIBB'S software and IT consulting services division, NexDSS, is positioned to capitalize on these opportunities by developing and implementing software products designed to help our clients manage their assets through leveraging the Internet and other IT tools, to enhance the value of our service offerings.

Closing
As we move through 2001, our perspective is clear and our path is well defined. We have succeeded in building a solid base for growth and profitability, and through the consistent, determined efforts of our LAWGIBB team, we are a world-class player in our industry. Our commitment to the LAWGIBB employees who are responsible for our success remains strong. Our corporate vision-to be the preeminent provider of engineering, environmental, and construction services worldwide-serves as a motivator to us all and will continue to guide us as we move forward through the new millennium.


Bruce C. Coles                                                   [IMAGE]
Chairman, President, and Chief Executive Officer

IMPACT on life
[IMAGE]

4

While the most basic life-sustaining elements are directly impacted by the work of the engineering profession, other endeavors such as leisure, cultural, and entertainment activities that enrich the quality of human existence also benefit from our industry's efforts.

The work performed by LAWGIBB professionals impacts everything from the water we drink and the roads on which we drive, to the cultural resources we treasure. Engineering expertise is required to provide an adequate and safe water supply .
 . . to avert danger from natural disasters by ensuring seismic stability . . . to protect human health and safety through risk management . . . to enhance the transportation infrastructure through the design and construction of safe highways and bridges . . . to build venues for entertainment, sporting events, and shopping . . . to preserve historic and cultural symbols and monuments.

LAWGIBB's impact on life in 2000 included ensuring indoor air quality safety on the set of a major motion picture production; developing a water supply and sewage treatment network to support tourism in Turkey; providing geotechnical and construction quality assurance consulting for new baseball and football venues throughout the U.S.; and developing an early-warning system to save lives in the event of a catastrophic failure of a natural dam in Tajikistan.
                                                                               5

IMPACT on environment
[IMAGE]

6

Environmental consultants perform critical functions in maintaining the delicate balance between man and his surroundings . . . meeting the seemingly conflicting needs for development and preservation, business growth and natural resources protection.

The environmental engineers and scientists at LAWGIBB directly impact the environment through the restoration and protection of land, air, water, and life. The Company is engaged in preserving wetlands . . . identifying and removing hazardous materials . . . redeveloping contaminated property . . . protecting endangered species . . . minimizing impacts of construction on the water supply by controlling stormwater runoff . . . improving air quality . . . managing health and safety risks . . . ensuring regulatory compliance . . . educating others about environmental responsibility.

LAWGIBB's impact on the environment in 2000 included assessing lead-based paint contamination in public housing; performing coral reef injury assessments; conducting stormwater monitoring and research for state departments of transportation; studying the environmental impact of snowmobile use in our national parks; and developing customized information tracking software to help a major industrial manufacturer maintain compliance with OSHA and EPA requirements.

IMPACT on business
[IMAGE]

8

To succeed in today's business environment, companies are challenged to adapt at a rapid pace to constantly evolving technology, fierce competition, and high expectations. From operational and cost efficiency of facilities, electronic and web-based information management solutions, to improving infrastructure for the transportation of people and products, LAWGIBB's services give clients the competitive edge necessary for their survival.

LAWGIBB's impact on business in 2000 included constructing thousands of wireless communication towers; replacing a 13,000-foot asphalt runway at an international airport with teams operating around-the-clock to minimize travel disruptions; designing a custom software application for a study that resulted in the creation of a 40-year capital replacement reserve analysis for all facilities of a county government; developing an ISO 14001 program for major automotive parts suppliers to meet their clients' new requirements; conducting a strategic study of a proposed multi-modal freight terminal in Tashkent, Uzbekistan to promote economic development; providing consulting and advisory services related to the implementation of railway privatization efforts in Estonia; and delivering innovative new services through the company's Asset Reliability Management Services group that provide clients with new avenues to maximize the value of their physical asset investments.

                                                                               9

IMPACT on education
[IMAGE]

10

LAWGIBB impacts education in myriad ways, from inspecting and improving the facilities in which our children are taught, to providing informed professional expertise regarding a variety of public interest issues, and offering continuing education opportunities for its own employees.

The Company's involvement in education extends to all ages and walks of life. In 2000, LAWGIBB partnered with a university in the United Kingdom to offer engineering students a course of lectures specific to the railway industry. Individual offices host annual Career Days and employ co-op students to expose young minds to the engineering profession. In the UK, the Company hosted local educational programs, such as a student engineering challenge where students were given the opportunity to design, build and test a model tower crane. Also, in the UK, the Company manages the Mars Award competition which provides cash prizes to local schools for demonstrating environmental awareness and responsibility. An annual competition for the best technical paper written by a LAWGIBB employee encourages continuing education and research. A Stormwater Management Master Plan for a Florida community was presented in a public workshop. Roof consulting and protective coating services were performed countywide for a school board in Florida.

IMPACT on technology
[IMAGE]

12

The technological revolution continues to evolve and change the way in which business is conducted. LAWGIBB's commitment to continuous process improvement is inherent in the advanced systems and solutions it generates for clients.

Innovations in equipment, as well as methodologies for performing multiple functions in sampling, testing, remediation, and construction, were critical areas of concentration for the Company. By using direct push technology to install micro-wells for collecting soil and groundwater samples, LAWGIBB can make on-site decisions without having to wait for analytical lab results, thus saving clients time and money.

In 2000, LAWGIBB'S software and IT consulting services division, NexDSS, developed FaMis, a software program providing cutting-edge, technologically advanced solutions to assist clients in assessing and managing their physical asset investments. LAWGIBB was selected as independent engineering consultant for the Government Communications Headquarters New Accommodation Project (NAP) to replace archaic buildings in Cheltenham, UK with a highly sophisticated facility designed for high-level national security and intelligence gathering challenges. The Company implemented a Digital Pavement Analysis system that provides high-speed data collection capability for the evaluation, analysis, design, and rehabilitation of pavement systems.

Management's Discussion and Analysis

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

On February 13, 2001, the Company and Jacobs Engineering Group, Inc. ("Jacobs") announced that they had signed a letter of intent to sell Gibb International Holdings, Inc., the Company's international operating subsidiary, to Jacobs. A due diligence review is being performed and a decision is expected during the second quarter of 2001.

RESULTS OF OPERATIONS
                                                                         Year to Year Dollar
                                        Year Ended December 31,           Increase (Decrease)
                                  2000         1999        1998      2000 vs. 1999     1999 vs. 1998
                               ----------- ----------- ----------- -----------------  ---------------

Net Fees                          100.0%       100.0%     100.0%         2.3%             (6.4%)

Gross Profit                       57.9%        58.6%      58.6%         1.2%             (6.5%)

Indirect Costs and Expenses        51.8%        51.8%      51.7%         2.3%             (6.3%)

Operating Income                    6.1%         6.8%       6.9%        (7.3%)            (8.2%)

Net Income                          4.6%         3.2%       3.1%        47.8%             (2.4%)


Comparison of 2000 and 1999
The Company's net income for 2000 increased 47.8% over 1999 or $3.9 million. This improvement was the result of a growth in net fees, a decrease in interest expense and a reduction in income tax expense.

Consolidated net fees for 2000 increased 2.3% to $263.2 million from $257.2 million in 1999. Net fees increased for the U.S. Operations by 1.6% to $173.0 million from $170.3 million in 1999. The U.S. Operations net fees showed improvement for each consecutive quarter starting with the 4th quarter of 1999 as project wins began producing revenue. The International Operations increased net fees from $86.9 million in 1999 to $90.2 million or 3.8% in 2000. This increase was attributable to the improved performance in European markets, concentrated regionalization efforts which placed LAWGIBB locations closer to clients and the start-up of projects that were delayed in 1999.

The consolidated gross profit margin decreased from 58.6% in 1999 to 57.9% in 2000. The U.S. Operations gross profit margin decreased from 64.0% in 1999 to 63.1% in 2000. The increase in direct payroll cost was caused by the tight labor market in securing top quality professionals. The International Operations gross profit margin decreased slightly from 48.1% in 1999 to 47.9% in 2000. Consolidated indirect costs and expenses remained constant with 1999 at 51.8% of net fees. The Company continuously monitors costs and the effectiveness of the cost containment initiatives implemented over the past several years.

Consolidated operating income decreased by 7.3% to $16.2 million in 2000 from $17.5 million in 1999. The U.S. Operations income decreased $2.9 million to $13.4 million in 2000 from $16.3 million in 1999. The $2.9 million decrease includes $1.0 million of incentive plan expense and $0.7 million in professional fees related to research and development tax credits, neither of which were present in 1999. Additional increased costs resulted from recruitment and relocation of professional staff. The International Operations income increased to $2.8 million in 2000 from $1.2 million in 1999. The improvement is due to the start-up of the projects delayed in 1999.

Interest expense decreased 55.3% from $3.2 million in 1999 to $1.4 million in 2000. The decrease is due to the reduction in the Company's average debt balances from $36.1 in 1999 to $22.4 in 2000.

In 2000, income tax expense decreased 56.0% or $3.3 million. The decrease in tax expense resulted from the realization of a tax benefit attributable to research and development tax credits and adjustment of tax account balances.

In 2000, the Company recorded net income of $12.1 million compared to $8.2 million in 1999. Earnings per common share for 2000 were $4.22 per common share
- basic ($3.20 per common share - diluted) compared to $3.04 per common share - basic ($2.17 per common share - diluted ) in 1999.

Comparison of 1999 and 1998
The Company improved its net income margin in 1999 to its highest level in 8 years (at 3.2% of net fees), although net fees fell short of 1998 levels. The Company achieved this improvement through continued effective programs of cost containment and cash management. The Company believes these programs are significant in maintaining profitability as markets are pursued to generate fee growth.

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

FINANCIAL CONDITION

The increase in net income which contributed positively to the cash provided by operating activities was offset by a significant increase in Billed Fees Receivable and Unbilled Work in Progress. Revenue growth in 2000 has lead directly to the increased balances. As a result, cash provided by operations decreased in 2000 to $3.1 million from $16.5 million in 1999.

Capital expenditures for 2000 were $4.1 million, which represents an increase from 1999 of $1.2 million. In order to continue to enhance productivity and potentially increase earnings, the Company has continued, and will continue, its capital spending programs, particularly for computer and other technology-related equipment. The Company believes that the limit of capital spending imposed by its credit facility of $7.0 million per year is sufficient to meet foreseeable requirements. The Company has no other material commitments for purchases of additional equipment.

The Company reported debt and short-term borrowings of $21.4 million at December 31, 2000, compared to $22.8 million at the end of 1999. Debt and short-term borrowings as a percentage of total capitalization improved to 25.0% at December 31, 2000, compared to 28.9% at December 31, 1999.

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

On May 6, 1997, the shareholders of the Company authorized and approved a transaction between the Company and Virgil R. Williams and James M. Williams, Jr., each a director of the Company (collectively, the "Investors"), pursuant to which the Company sold to the Investors (including, in the case of James M. Williams, Jr., a family partnership that he controls) a combination of Preferred Stock, Common Stock warrants, and options to purchase shares of Common Stock (the "Options"). The Options are eligible to be exercised in various quantities and at various prices through December 31, 2006. On June 25, 1998, the Investors exercised options to purchase an aggregate of 175,000 shares of the Company's Common Stock at an exercise price of $16.50 per share. The proceeds of $2.9 million received by the Company were invested in initiatives to further reduce real estate and insurance costs as well as fund improvements in technology and increased sales and marketing activities. On June 30, 1999, the Investors exercised their remaining Options to purchase an aggregate of 584,028 shares of the Company's Common Stock at an exercise price of $20.00 per share. The proceeds of $11.7 million received by the Company were invested to further enhance the capital structure and financial position of the Company. As a result, there are no remaining Options held by the Investors under the above transaction. The agreement also includes an option granted to the holders of the preferred stock for the right to purchase up to 132,450 shares of common stock for an average price of $13.19 per share. These options are exercisable only in conjunction with exercises by holders of options under the Company's Stock Option Plan.

Market  Risks
The Company is exposed to various types of market risks in the normal course of business, including the impact of interest rate changes and foreign currency exchange rate fluctuations. Based on the Company's debt profile at December 31, 2000 and December 31, 1999, a 1% increase in market interest rates would have increased interest expense and decreased income before income taxes by approximately $84,000 and $71,000, respectively. The Company does not hold derivative instruments for trading purposes. As part of its foreign exchange risk management strategy, the Company occasionally borrows funds in the appropriate local currency where debt financing is required to support foreign operating activities, resulting in a reduction in exchange rate risk. The Company typically does not employ derivative instruments for purposes of managing foreign currency exchange rate risk and as a result, could be exposed to the risk that certain revenue and cost transactions originated in foreign currencies may be realized at different exchange rates than those which historically had been in effect. The primary foreign currencies in which the Company has exchange rate risk are pound sterling, South African rand, and the euro.

Due to the increased strength of the U.S. dollar relative to the pound sterling and the South African rand, the foreign currency translation adjustment has doubled from $1.3 million at December 31, 1999, to $2.6 million at December 31, 2000. This number is reflected in the Accumulated Other Comprehensive Loss section of the Consolidated Statement of Shareholders' Equity. Even though the relative strength of the currencies has changed in 2000, the Company does not believe that these risks represent a material exposure to its financial position or results of operations.

Forward  Looking  Statements
This Annual Report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 which represent the Company's expectations or beliefs. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond the Company's control. The Company cautions that various factors, including, but not limited to, the factors described in the Company's filings with the Securities and Exchange Commission (the "Commission"), the uncertain timing of awards and contracts, increasing competition by foreign and domestic competitors as well as general economic and regulatory conditions in each of the geographic regions served by the Company and industry trends, and other risks could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements.

CONSOLIDATED BALANCE SHEETS
LawGibb Group, Inc.
(Dollars in thousands, except share and per share amounts)

        AT DECEMBER 31,                                                              2000            1999
-----------------------------------------------------------------------------------------------------------
ASSETS
        Cash and Cash Equivalents                                                 $   6,966       $  11,612
        Billed Fees Receivable, net                                                  66,633          56,274
        Unbilled Work in Progress                                                    30,382          26,853
        Other Receivables                                                             1,130           1,119
        Deferred Income Taxes                                                         4,415           3,866
        Prepaid Expenses                                                              2,742           3,185
                                                                                  ---------       ---------
           Current Assets                                                           112,268         102,909
        Property and Equipment, net                                                  14,532          16,350
        Equity Investments                                                            1,239           2,132
        Intangible Assets, net                                                       11,692          12,270
        Other Assets, net                                                             5,973           5,170
                                                                                  ---------       ---------
           Total Assets                                                           $ 145,704       $ 138,831
                                                                                  =========       =========

-----------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
        Short-Term Borrowings                                                     $   1,576       $   1,213
        Accounts Payable                                                             15,960          13,870
        Billings in Excess of Costs and Fees Earned on Contracts in Progress         17,475          16,537
        Accrued Payroll and Other Employee Benefits                                   7,195           6,143
        Accrued Professional Liability Reserve                                        2,131           2,534
        Other Accrued Expenses                                                       11,935          13,052
        Income Taxes Payable                                                          3,531           4,809
        Current Portion of Long-Term Debt                                             4,430           4,549
                                                                                  ---------       ---------
           Current Liabilities                                                       64,233          62,707

        Long-Term Debt                                                               15,341          16,995
        Deferred Income Taxes                                                         1,917           3,026
        Minority Interest in Equity of Subsidiaries                                     132             176

        Cumulative Convertible Redeemable Preferred Stock -
           963,398 Shares Issued and Outstanding                                      9,929           9,907

        Common Stock - $1 par value, 10,000,000 shares authorized,
           2,613,878 and 2,615,605 Shares Issued and Outstanding                      2,614           2,616
        Additional Paid-In Capital                                                   28,866          28,984
        Retained Earnings                                                            33,580          22,703
        Accumulated Other Comprehensive Loss                                        (10,908)         (8,283)
                                                                                  ---------       ---------
           Total Shareholders' Equity                                                54,152          46,020
                                                                                  ---------       ---------
           Total Liabilities and Shareholders' Equity                             $ 145,704       $ 138,831
                                                                                  =========       =========

See Accompanying Notes.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
LawGibb Group, Inc. (Dollars in thousands, except per share amounts)

          YEAR ENDED DECEMBER 31,                            2000            1999            1998
---------------------------------------------------------------------------------------------------
         Gross Fees                                        $304,413        $293,128        $311,162
         Less: Cost of Outside Services                      41,193          35,933          36,242
                                                           --------        --------        --------
         Net Fees                                           263,220         257,195         274,920

         Direct Costs and Expenses:
            Payroll                                          80,077          78,055          81,160
            Job-Related Expenses                             30,715          28,496          32,591
                                                           --------        --------        --------
         Gross Profit                                       152,428         150,644         161,169

         Indirect Costs and Expenses:
            Payroll                                          62,364          60,823          62,474
            Other Expenses                                   73,878          72,364          79,688
                                                           --------        --------        --------
         Operating Income                                    16,186          17,457          19,007

         Other Income (Expense):
            Interest Expense                                 (1,423)         (3,186)         (4,365)
            Deferred Financing Costs                            (56)            (84)           (141)
            Other Income (Expense)                              (33)            (71)            197
                                                           --------        --------        --------
         Income Before Income Taxes
            and Equity Investments                           14,674          14,116          14,698
         Income Tax Provision                                (2,608)         (5,919)         (6,432)
         Equity Investments                                      80              23             156
                                                           --------        --------        --------
         Net Income                                          12,146           8,220           8,422

         Less: Preferred Stock Dividend and Accretion        (1,128)         (1,128)         (1,128)
                                                           --------        --------        --------
         Net Income Available to Common Shareholders       $ 11,018        $  7,092        $  7,294
                                                           ========        ========        ========

         Earnings Per Common Share - Basic                 $   4.22        $   3.04        $   3.71
                                                           ========        ========        ========

         Earnings Per Common Share - Diluted               $   3.20        $   2.17        $   2.77
                                                           ========        ========        ========

COMPREHENSIVE INCOME

         Net Income                                        $ 12,146        $  8,220        $  8,422
         Other Comprehensive Income:
            Foreign Currency Translation Adjustment          (2,625)         (1,302)           (638)
                                                           --------        --------        --------
         Comprehensive Income                              $  9,521        $  6,918        $  7,784
                                                           ========        ========        ========

See Accompanying Notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
LawGibb Group, Inc. (Dollars in thousands)

              Year Ended December 31,                                2000           1999           1998
--------------------------------------------------------------------------------------------------------
Common Stock
              Balance at Beginning of Year                           2,616          2,046          1,872
              Issuance of Common Stock                                  --             --             21
              Repurchase and Retirement of Common Stock                (26)           (18)           (22)
              Exercise of Options to Purchase Common Stock              24            588            175
                                                                   -------        -------        -------
              Balance at End of Year                                 2,614          2,616          2,046

Additional Paid-In Capital
              Balance at Beginning of Year                          28,984         18,046         14,957
              Issuance of Common Stock                                  --             --            558
              Repurchase and Retirement of Common Stock               (496)          (185)          (182)
              Exercise of Options to Purchase Common Stock             378         11,123          2,713
                                                                   -------        -------        -------
              Balance at End of Year                                28,866         28,984         18,046

Retained Earnings
              Balance at Beginning of Year                          22,703         15,931          8,855
              Net Income                                            12,146          8,220          8,422
              Preferred Stock Dividends                               (800)          (800)          (800)
              Preferred Stock Accretion                               (328)          (328)          (327)
              Repurchase and Retirement of Common Stock               (141)          (320)          (219)
                                                                   -------        -------        -------
              Balance at End of Year                                33,580         22,703         15,931

Accumulated Other Comprehensive Income
              Balance at Beginning of Year                          (8,283)        (6,981)        (6,343)
              Foreign Currency Translation Adjustment               (2,625)        (1,302)          (638)
                                                                   -------        -------        -------
              Balance at End of Year                               (10,908)        (8,283)        (6,981)

                                                                   -------        -------        -------
Total Shareholders' Equity                                         $54,152        $46,020        $29,042
                                                                   =======        =======        =======

See Accompanying Notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
LawGibb Group, Inc. (Dollars in thousands)

           Year Ended December 31,                                       2000           1999          1998
-----------------------------------------------------------------------------------------------------------
Operating Activities:
          Net Income                                                   $12,146        $ 8,220       $ 8,422
          Adjustments to Reconcile Net Income to
             Net Cash Provided by Operating Activities:
                Depreciation and Amortization                            6,230          6,604         6,724
                Financing Costs Amortization                                56             84           141
                Provision for Losses on Receivables                        369            603           731
                Deferred Income Taxes                                   (1,658)           251        (3,320)
                Undistributed Earnings From
                   Equity Investments                                      (80)           (23)         (156)
                Loss on Disposal of Property and Equipment                 112             93           205
          Changes in Operating Working Capital Assets and
             Liabilities, net of Effects of Business Acquisitions      (14,037)           705        (6,380)
                                                                       -------        -------       -------
          Net Cash Provided by Operating Activities                      3,138         16,537         6,367

Investing Activities:
          Business Acquisitions, net of Cash Acquired                     (437)            --          (187)
          Purchases of Property and Equipment                           (4,105)        (2,854)       (6,635)
          Proceeds from Disposal of Property and Equipment                 120          3,889           120
          Other, net                                                    (1,651)        (1,404)       (1,903)
                                                                       -------        -------       -------
          Net Cash Used in Investing Activities                         (6,073)          (369)       (8,605)

Financing Activities:
          Net Proceeds on Short-Term Borrowings                            642            337           182
          Net Proceeds (Payments) on Revolving Line of
             Credit and Long-Term Borrowings                              (983)       (25,560)        2,701
          Deferred Financing and Preferred Stock Issuance Costs             --             --          (369)
          Repurchase and Retirement of Common Stock                       (243)          (523)         (423)
          Preferred Dividends Paid                                        (800)          (800)         (800)
          Exercise of Options to Purchase Common Stock                      23         11,711         2,888
                                                                       -------        -------       -------
          Net Cash (Used in) Provided by Financing Activities           (1,361)       (14,835)        4,179

          Effect of Exchange Rate Changes on Cash                         (350)          (743)         (446)
                                                                       -------        -------       -------
          (Decrease) Increase in Cash and Cash Equivalents              (4,646)           590         1,495
          Cash and Cash Equivalents at Beginning of Year                11,612         11,022         9,527
                                                                       -------        -------       -------
          Cash and Cash Equivalents at End of Year                     $ 6,966        $11,612       $11,022
                                                                       =======        =======       =======

See Accompanying Notes.

Notes to Consolidated Financial Statements
Years Ended December 31, 2000, 1999, and 1998, LawGibb Group, Inc. (Dollars in thousands, except share and per share amounts)
--------------------------------------------------------------------------------
1. Accounting Policies

Description of Business - LAWGIBB Group, Inc. and its subsidiaries (collectively, the "Company") provide comprehensive environmental and specialized engineering consulting services to governmental, commercial, and industrial entities.

Basis of  Presentation  - The  consolidated  financial  statements  include  the
accounts  of  LAWGIBB  Group,  Inc.  and  its   subsidiaries.   All  significant
intercompany accounts and transactions are eliminated.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

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

Derivatives - On January 31, 2000, the Company received $0.5 million for the early termination of its interest rate swap agreement. The termination of the interest rate swap was done to take advantage of favorable interest rate markets as well as reduced interest rate exposure from lower outstanding debt balances. The Company recognized a gain of $0.3 million in the year 2000 and the remaining $0.2 million will be recognized over the next two years. The Company previously entered into the interest rate swap agreement to synthetically manage the interest rate characteristics of its outstanding debt and to partially limit the Company's exposure to rising interest rates. Amounts to be received or paid as a result of this agreement were accrued and recognized as an adjustment to interest expense related to the designated debt. Gains and losses on terminations of interest rate swap agreements are deferred as an adjustment to the carrying amount of the outstanding debt and amortized as an adjustment to interest expense related to the debt over the remaining term of the original contract life of the terminated swap agreement. In the event of the early extinguishment of a designated debt obligation, any realized or unrealized gain or loss from the swap would be recognized in income coincident with the extinguishment gain or loss.

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, as amended, Accounting for Derivative Instruments and Hedging Activities (SFAS
133), which is required to be adopted in years beginning after June 15, 2000. The Company will adopt the new Statement effective January 1, 2001. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. Based on the Company's derivative positions at December 31, 2000, the Company estimates that the effect of adopting SFAS 133 will not be material.

Receivables and Unbilled Work in Progress - Unbilled work in progress represents amounts earned under contracts in progress, but not yet billable under the terms of those contracts. These amounts become billable according to the contract terms which usually consider the passage of time, achievement of certain milestones, or completion of the project. Included in accounts receivable at December 31, 2000 and 1999 were contract retentions totaling $658 and $634, respectively. Substantially all unbilled receivables are billed and collected in the subsequent fiscal year. Billed fees receivable, net, at December 31, 2000 of $66,633 and at December 31, 1999 of $56,274 were net of allowances for doubtful accounts of $3,847 and $4,025, respectively.

Cash Equivalents - The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Property and Equipment - Property and equipment are stated at cost. Depreciation and amortization are provided over estimated useful lives using straight-line methods. Useful lives range as follows: buildings 40 years; equipment 3-6 years; furniture and fixtures 5-10 years; automobiles 3-6 years; and leasehold improvements utilizing the shorter of the lease term or the remaining useful life of the asset. Depreciation expense was $4,675, $5,172, and $5,316 in 2000, 1999, and 1998, respectively.

Income Taxes - The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the tax rates and laws that will be in effect when the differences are expected to reverse.

22

Intangible Assets - Goodwill, net, approximated $11,692 and $12,270 at December 31, 2000 and 1999, respectively and represent amounts paid in excess of the fair values of the net assets acquired in acquisition transactions. Goodwill is amortized using the straight-line method over periods of 10-40 years. Accumulated amortization of goodwill approximated $4,533 and $4,598 at December 31, 2000 and 1999, respectively.

If facts and circumstances indicate that goodwill or other intangible assets may be impaired, the Company's policy is to compare the carrying amount for those assets to the undiscounted cash flows associated with those assets in order to determine if a write-down to fair market value is required.

Other Assets - Included in Other Assets are debt financing costs and trademarks which are amortized on a straight-line basis over the terms of the related agreement. Accumulated amortization approximated $1,777 and $1,418 at December 31, 2000 and 1999, respectively. Additionally, certain long-term prepaid expenses and prepaid pension costs (Note 6) are represented in the balances at December 31, 2000 and 1999. Costs related to internally developed software are accounted for in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Capitalized costs of $919 and $177 were recorded in 2000 and 1999, respectively. In 2000, $24 of software amortization was recorded.

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

Common Stock Reserved - The Company has reserved 1,102,498 shares of common stock for issuance relative to employee stock option plans, other stock option plans, convertible securities, and common stock warrants.

Stock Based Compensation - The Company grants to employees stock options for a fixed number of shares with an exercise price equal to the fair value of the shares at the date of grant. The Company has elected to account for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees.

Reclassification - Certain prior year amounts have been reclassified to conform to the 2000 presentation.

2.  Property and Equipment

Property and Equipment are presented at cost less accumulated depreciation and are detailed as follows:

                                                2000           1999
                                            ------------    ----------
      Land and Buildings                    $      6,483    $    8,342
      Equipment                                   35,469        33,822
      Furniture and Fixtures                      11,946        11,661
      Automobiles                                  1,621         1,856
      Leasehold Improvements                       3,766         2,191
                                            ------------    ----------
                                                  59,285        57,872
      Less: Accumulated Depreciation             (44,753)      (41,522)
                                            ------------    ----------
         Total Net Property and Equipment   $     14,532  $     16,350
                                            ============    ==========

3. Cumulative Convertible Redeemable Preferred Stock

On March 14, 1997, the Board of Directors approved an agreement to issue to an investor $10 million of 8% Cumulative Redeemable Preferred Stock (redeemable on or after the seventh anniversary of issuance), together with separate warrants exercisable for a period of 12 years and representing approximately 33% of the Common Stock outstanding as of the date of issuance. The warrants had an exercise price of $10.38 per share until June 30, 1998 after which the price will range from $0.01 to $10.38 based upon the Company's performance against stipulated net income benchmarks. As of December 31, 2000, the exercise price of the warrants is $10.38 per share. In addition, the agreement included options to acquire up to 900,000 shares of Common Stock at a price of $16.50 per share from July 1, 1997 through June 30, 1998, increasing on July 1 of each year thereafter to $20.00, $24.50, $29.00, and $33.00 through December 31, 2006. As of December
31, 1999, all options have been exercised. The agreement also includes an option granted to the holders of the preferred stock for the right to purchase up to 132,450 shares of common stock for an average price of $13.19 per share. These options are exercisable only in conjunction with exercises by holders of options under the Company's Stock Option Plan (See Note 7).

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

4. Debt

Debt obligations consist of the following at December 31:

                                                                                   2000        1999
                                                                                ----------  ----------
Revolving Lines of Credit:
   United States (Average interest rate of  8.48% at December 31, 2000)         $   10,084  $    7,000
   International (Average interest rate of 6.00% at December 31, 2000)               3,553       4,192
Notes Payable to former shareholders, interest at prime,  8.0%, and 8.5%             4,868       8,868
Various Notes Payable, interest at rates ranging from
   6.8% to 16.0% due in installments through the year 2003                           1,266       1,484
                                                                                ----------  ----------
Total Lines of Credit and Notes Payable                                             19,771      21,544
   Less: Current Portion                                                             4,430       4,549
                                                                                ----------  ----------
Total Long-Term Debt                                                            $   15,341  $   16,995
                                                                                ==========  ==========

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


Credit Facility

                MAXIMUM         INTEREST          EXPIRATION
NATURE         AMOUNT (*)         RATE               DATE
------         ----------       ---------      ----------------
(A)              $40,000           (A)         January 15, 2003
(B)              $ 3,000           (B)         January 15, 2003
(C)        (pound)11,000           (C)         January 15, 2003
(D)        (pound)11,000           (D)         January 15, 2003
(E)        (pound) 2,400           (E)         January 15, 2003

(A) Revolving Line of Credit - Base less 0.25% to Base and LIBOR + 1.5% to 2.0%. The total revolving facility will be reduced by $10,000 on January 1, 2001 and by an additional $5,000 on January 1, 2002.
(B) Letters of Credit sub-facility - 1.25% to 1.5% Per Annum
(C) Revolving Line of Credit and Overdraft Facility - Base + 1.5% to 2.0% and LIBOR + 1.5% to 2.0%
(D) Letters of Credit sub-facility - 1.75% Per Annum
(E) Capital Expenditure Facility - LIBOR + 1.5% to 2.0%
* Amounts available under the revolving credit facility will be subject to a borrowing base limitation based upon the Company's earnings before interest, taxes, depreciation and amortization measured on a monthly basis. Borrowings under the capital expenditure facilities are repayable quarterly over a five-year period.

Interest  payments totaled $1,165,  $3,864,  and $5,366 in 2000, 1999, and 1998,
respectively. The weighted average interest rate on short-term borrowings ($1,576 of short-term borrowings denominated in South African rand ) approximated 13.7% in 2000. Future maturities of long-term debt are as follows:

               2001                                  $ 4,430
               2002                                    1,158
               2003                                   13,914
               2004                                      162
               2005                                      107
                                                     -------
                                                     $19,771
                                                     =======

At December 31, 2000, the Company had provided guarantees of $983 under United States letters of credit and $6,736 under international bonds, guarantees, and indemnities.

5. Leases

The Company leases certain office space, equipment, automobiles, and furniture under noncancellable operating leases. The following is a schedule of future minimum lease payments, net of noncancellable sublease income, required under those leases which have initial or remaining noncancellable terms of one year or more:

               2001                                        $12,959
               2002                                          9,809
               2003                                          8,776
               2004                                          6,543
               2005                                          4,716
         Thereafter                                         13,407
                                                           -------
                                                           $56,210
                                                           =======

Rent expense, net of income from subleases, aggregated $14,891, $14,992, and $14,803 in 2000, 1999, and 1998, respectively. Aggregate future minimum rents to be received under noncancellable subleases as of December 31, 2000 are $17,594.

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

Net periodic pension costs consist of the following components for the years ended December 31:

                                                       2000          1999         1998
                                                     -------       -------      --------
         Interest Cost                                 2,863         2,889        2,687
         Actual Return on Plan Assets                 (2,975)       (3,226)      (3,639)
         Net Amortization and Deferral                  (160)         (160)        (160)
                                                     -------       -------      --------
            Net Periodic Pension Benefit             $  (272)      $  (497)     $(1,112)
                                                     =======       =======      ========

The following table sets forth the funded status and net prepaid pension asset recognized for the plan:

                                                                  2000         1999
                                                                --------     --------
        Change in Benefit Obligation
           Benefit Obligation at Beginning of Year              $ 40,982     $ 39,681
           Interest Cost                                           2,863        2,889
           Actuarial (Gain) Loss                                     987         (974)
           Benefits Paid                                          (1,134)        (614)
                                                                --------     --------
           Benefit Obligation at End of Year                    $ 43,698     $ 40,982

        Change in Plan Assets
           Fair Value of Plan Assets at Beginning of Year       $ 42,752     $ 40,509
           Actual Return on Plan Assets                            2,255        2,857
           Employer Contributions                                    600           --
           Benefits Paid                                          (1,134)        (614)
                                                                --------     --------
           Fair Value of Plan Assets at End of Year             $ 44,473     $ 42,752
                                                                --------     --------

           Funded Status                                        $    775     $  1,770
           Unrecognized Actuarial Loss                             2,355          647
           Unrecognized Transition Asset                            (160)        (319)
                                                                --------     --------
           Net Amount Recognized                                $  2,970     $  2,098
                                                                ========     ========

        Amounts Recognized in the Balance Sheet
           Consist of:

           Prepaid Benefit Cost                                 $  2,970     $  2,098
                                                                ========     ========

Actuarial assumptions as of December 31 were as follows:

                                                    2000        1999       1998
                                                  --------    --------   --------
        Weighted Average Discount Rate              7.00%       7.50%      7.25%
        Expected Long-Term Rate of Return
           on Plan Assets                           7.00%       8.00%     10.00%

The Company periodically revises the actuarial assumptions used for calculation of net periodic pension cost and the projected benefit obligation to better reflect current economic and market conditions. These revisions had an immaterial effect on net periodic pension cost for all years presented.

The Company also has a defined  contribution  savings plan which qualifies under section 401(k) of the Internal Revenue Code, covering substantially all United States employees, in which Company stock was one of several elective investment options. As of May 10, 1996, the Board of Directors of the Company decided to terminate the option of Company Common Stock under the Plan, whether as employee contributions or as Company matching contributions. Consistent with that decision, employees are allowed to trade out of (but not into) shares of the Company's Common Stock held in their individual 401(k) accounts, in accordance with Plan provisions. Employees may transfer funds out of this option quarterly (transfers out are limited to 25% per quarter of the employee's balance if the employee's balance in this option is greater than $5), resulting in the sale or repurchase of stock by the Company. At December 31, 2000, the Plan holds 34,485 shares of the Company's stock with a value of $908. The Company's matching contribution to the plan was $1,195, $1,140, and $1,185, in 2000, 1999, and 1998, respectively.

The Company's international subsidiaries have defined contribution pension plans covering substantially all full-time employees over the age of 21. Eligible employees can elect contributory or noncontributory status, with contributions related to compensation. Expenses related to these plans aggregated $1,484 in 2000, $1,497 in 1999, and $1,680 in 1998.

7. Shareholders' Equity

Stock Option Plan
The Company is authorized under the 1990 Stock Option Plan (the "Plan"), as amended, to issue up to 500,000 shares of Common Stock to key employees. All options granted have 10 year terms and vest and become fully exercisable at a rate of 20% per year for five years of continued employment. The option price per share and the date of exercise are determined by the Compensation Committee of the Board of Directors at the time of grant. However, the option price per share may not be less than the fair market value of the Company's Common Stock on the grant date, with the options expiring ten years or less from the grant date. At December 31, 2000, options to acquire 500; 15,000; 3,000; 75,000;
171,400;  6,000;  72,000;  and 18,000  shares of the  Company's  Common Stock at
$29.63,  $26.36,  $16.91,  $11.64, $12.61, $14.33, $19.54, and $28.48 per share, respectively, were outstanding under this Plan. At that date, options to acquire 213,980 shares were exercisable. The Stock Option Plan expired on November 7, 2000.

The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related Interpretations, in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS
123), requires use of option valuation models that were not developed for use in valuing employee stock options.

Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Minimum Value option pricing model with the following weighted-average assumptions for 1999 and 1998: risk-free interest rates of 5.6%, dividend yields of 0%; and a weighted-average expected life of the option of 7.6 years. No options were granted in the year 2000.

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

                                                        2000           1999           1998
                                                      -------         ------         ------
         Pro Forma Net Income Available to Common
          Shareholders                                $10,539         $6,623         $6,877
         Pro Forma Earnings Per Common Share
            Basic                                     $  4.03         $ 2.84         $ 3.49
            Diluted                                   $  2.77         $ 2.02         $ 2.63

A summary of the Company's stock option activity, and related information for the years ended December 31 follows:

                                                               2000             1999             1998
                                                             --------         --------         --------
         Outstanding  - Beginning of Year                     421,903          456,500          398,000
         Granted                                                   --           18,000           89,000
         Exercised                                             22,753            7,097               --
         Cancelled                                             38,250           45,500           30,500
         Outstanding - End of Year                            360,900          421,903          456,500

         Exercisable -  End of Year                           213,980          202,503          152,600
         Weighted Average Fair Value of Options Granted
            During the Year                                  $    N/A         $   9.29         $   6.20

         Weighted Average Exercise Price:
            Outstanding - Beginning of Year                  $  15.57         $  15.05         $  14.27
            Granted                                          $     --         $  28.48         $  19.01
            Exercised                                        $  16.75         $  18.27         $     --
            Cancelled                                        $  17.95         $  15.25         $  16.42
            Outstanding - End of Year                        $  15.24         $  15.57         $  15.05
            Exercisable - End of Year                        $  14.62         $  15.40         $  16.33

Exercise prices for options outstanding as of December 31, 2000 ranged from $11.64 to $29.63. The weighted-average remaining contractual life of those options is 6.5 years.

Share Repurchases

As described in Note 6, Company Common Stock was previously an investment option in the Company's 401(k) plan. In accordance with plan provisions, 10,006 and 16,128 shares were repurchased during 2000 and 1999 for $243 and $457, respectively, related to transfers out of this investment option.

8. Income Taxes - The federal, state, and foreign components of the provision for income taxes are as follows at December 31:

                                       2000           1999         1998
                                     --------      ---------    ---------
        Current Income Taxes:
           Federal                   $  1,709      $   4,051    $   7,390
           State                        1,301          1,317        1,677
           Foreign                      1,256            300          685
                                     --------      ---------     --------
        Total Current                   4,266          5,668        9,752
        Deferred Income Taxes:
           Federal                       (431)          (121)      (3,709)
           State                          (80)           (21)        (695)
           Foreign                     (1,147)           393        1,084
                                     --------      ---------     ---------
        Total Deferred                 (1,658)           251        (3,320)
                                     --------      ---------     ---------

        Provision for Income Taxes   $  2,608      $   5,919    $    6,432
                                     ========      =========    ==========

The foreign provision for income taxes is based on pre-tax earnings from foreign operations of $3,189 in 2000, $477 in 1999, and $4,367 in 1998.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows at December 31:

                                                                2000      1999
                                                              --------   -------
    Deferred Tax Liabilities:
       Mark to Market Accounting for Accounts Receivable      $    343   $   687
       Other - net                                               2,908     3,402
                                                              --------   -------
    Total Deferred Tax Liabilities                               3,251     4,089
    Deferred Tax Assets:
       Depreciation                                              1,008       321
       Employee Benefits                                           559       492
       Non-Deductible Reserves                                   2,372     2,427
       Net Operating and Capital Losses                          3,295     3,299
       Other - net                                                 361       240
                                                               -------   -------
                                                                 7,595     6,779
    Valuation Allowance for Deferred Tax Assets                 (1,846)   (1,850)
                                                               -------   -------
    Total Deferred Tax Assets                                    5,749     4,929
                                                               -------   -------
    Net Deferred Tax Assets                                    $ 2,498   $   840
                                                               =======   =======

Because the Company plans to continue to finance foreign expansion and operating requirements by reinvestment of undistributed earnings of its foreign subsidiaries, United States income taxes have not been provided on such earnings. The amount of undistributed earnings which are considered to be indefinitely reinvested is approximately $23,779 at December 31, 2000.

A reconciliation of the statutory U.S. income tax rate to the Company's effective income tax rate is as follows:

                                                              2000      1999      1998
                                                            --------  --------  --------
        Statutory U.S. Income Tax Rate                        34.0%     34.0%     34.0%
        State Taxes, net of Federal Benefit                    5.5%      6.1%      4.4%
        Income Tax in Jurisdictions Other than 34.0%           2.3%      0.7%      3.6%
        U.S. Research and Development Tax Credit             (15.7%)      --        --
        Adjustment of Taxes Provided in Prior Years           (9.0%)      --        --
        Permanent Differences Between
           Book and Taxable Income                             1.4%     (0.6%)     2.4%
        Losses for Which No Benefit is
             Recognized                                         --       3.1%       --
        Other                                                 (0.7%)    (1.4%)    (0.6%)
                                                            --------  --------  --------
        Effective Income Tax Rate                             17.8%     41.9%     43.8%
                                                            ========  ========  ========

During the year ended December 31, 2000 the Company recognized a tax benefit amounting to $2,300 from the research and development tax credit for years 1996
- 1999. At December 31, 2000 the Company had $2,231 of operating loss carryforwards related to foreign subsidiaries; $2,043 can be carried forward indefinitely. The remaining $188 will expire in 2002 - 2006. The Company has $3,152 of capital loss carryforwards in foreign jurisdictions that can be carried forward indefinitely. A valuation allowance has been provided for deferred tax assets related to loss carryforwards and other reserves. The valuation allowance as of January 1, 1999 and 1998 was $4,248 and $4,396, respectively. Income tax payments amounted to $6,116, $5,497, and $8,639 in 2000, 1999, and 1998, respectively.

9.    Consolidated Statements of Cash Flows

The changes in operating working capital as shown in the Consolidated Statements of Cash Flows includes:

                                                                   2000       1999        1998
                                                                ---------  ---------   ---------
      Decrease (Increase) in:
               Billed Fees Receivable                           $ (13,230)  $ (2,268)  $      44
               Unbilled Work in Progress                           (4,530)     4,325         433
               Other Current Assets                                   756      1,606        (824)
      Increase (Decrease) in:
               Accounts Payable and Accrued Expenses                  491     (5,354)     (4,806)
               Billings in Excess of Costs and Fees
                  Earned on Contracts in Progress                   2,476      2,396      (1,227)
                                                                ----------  --------   ----------
      Changes in Operating Working Capital Assets and
         Liabilities, net of Effects of Business Acquisitions   $ (14,037)  $    705   $  (6,380)
                                                                ==========  ========   ==========

10.  Earnings Per Common Share

The following table sets forth the computation of basic and diluted earnings per common share:

                                                                      2000         1999         1998
                                                                   ----------   ----------   ----------
Numerator:
   Net Income                                                      $   12,146   $    8,220   $    8,422

   Preferred stock dividends and accretion                             (1,128)      (1,128)      (1,128)
                                                                   ----------   ----------   ----------
   Numerator for basic earnings per common share -                     11,018        7,092        7,294
       Income available to common shareholders
   Effect of Dilutive Securities:
      Preferred stock dividends and accretion                           1,128           --        1,128
                                                                   ----------   ----------   ----------
   Numerator for diluted earnings per common share - Income
     available to common shareholders                              $   12,146   $    7,092   $    8,422
                                                                   ==========   ==========   ==========

Denominator:
   Denominator for basic earnings per common share -
     Weighted-average shares                                            2,613        2,334        1,968
   Effect of dilutive securities:
       Employee Stock Options                                             157          192           93
       Cumulative Convertible Redeemable Preferred Stock
           and associated Common Stock Warrants                           963          597          957
       Other Stock Options                                                 67          150           29
                                                                   ----------   ----------   ----------
   Dilutive potential common shares                                     1,187          939        1,079
                                                                   ----------   ----------   ----------

   Denominator for diluted earnings per common
       Share - Adjusted weighted-average shares                         3,800        3,273        3,047
                                                                   ==========   ==========   ==========

Basic earnings per common share                                    $     4.22   $     3.04   $     3.71
                                                                   ==========   ==========   ==========

Diluted earnings per common share                                  $     3.20   $     2.17   $     2.77
                                                                   ==========   ==========   ==========

Options to purchase 41,250; 750; and 30,750 shares of common stock were excluded from the diluted earnings per share calculations in 2000, 1999, and 1998, respectively because their effect would have been anti-dilutive.

11.  Commitments and Contingencies

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

12.     Special Charges to Operations

During 2000,  1999, and 1998, the Company  recorded a $853,  $1,428,  and $1,347 charge, respectively, against operations to cover severance and related benefits costs, early termination of leases and expected sublease shortfalls, disposition of leasehold improvements and selected real estate, office relocation costs, and other corporate charges related to its cost reduction initiatives. The majority of these charges were paid in cash during the year in which they were recorded. Any accrual amounts related primarily to severance liabilities were not material as of December 31, 2000, 1999, and 1998.

13.  Financial Instruments

The Company's financial instruments at December 31, 2000 and 1999 consist primarily of cash and cash equivalents and loans payable. Due to the short maturities of the cash and cash equivalents, carrying amounts approximate the respective fair values. The carrying amount for loans payable approximates fair market value since the interest rates on these instruments are reset periodically. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and trade accounts receivable. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base. The Company performs ongoing credit evaluations of its customers' financial condition. Collateral is generally not required and credit losses have been within management's expectations.

14.  Quarterly Financial Information (Unaudited)

2000                                        1st Qtr    2nd Qtr    3rd Qtr    4th Qtr      Year
Net Fees                                   $  63,982  $  66,623  $  66,281  $  66,334  $  263,220
Gross Profit                                  37,312     38,282     38,358     38,476     152,428
Net Income                                     1,209      3,376      3,119      4,442      12,146
Earnings Per Common Share - Basic                .35       1.18       1.09       1.59        4.22
Earnings Per Common Share - Diluted              .27        .89        .82       1.17        3.20

1999
Net Fees                                   $  66,628  $  67,318  $  63,897  $  59,352  $  257,195
Gross Profit                                  39,314     39,653     36,936     34,741     150,644
Net Income                                     1,782      2,992      1,582      1,864       8,220
Earnings Per Common Share - Basic                .73       1.33        .50        .60        3.04
Earnings Per Common Share - Diluted              .53        .89        .38        .45        2.17

During the 4th quarter of 2000, the Company recognized $2,300 in research and development tax credits.

15.  Subsequent Event

On February 13, 2001, the Company and Jacobs Engineering Group, Inc. ("Jacobs") announced that they had signed a letter of intent to sell Gibb International Holdings, Inc., the Company's international operating subsidiary, to Jacobs. A due diligence review is being performed and a decision is expected during the second quarter of 2001.

16.  Business Segment and Geographic Area Information

The Company's operations are conducted principally in the United States and Europe. Accordingly, the Company considers its operating segments to be defined as United States Operations and International Operations. For financial reporting purposes, International results are presented separately for operations in the United Kingdom, Europe, Africa and other countries. The net fees for each segment as described in the table below correspond directly to the net revenues attributable to the geographic areas which are represented by these segments. International operating income for 1999 has been reclassified to conform to other years' presentation. These measures are consistent with those currently being used by management to assess performance. The table which follows represents combined disclosure for both business segment and geographic area information.

                                                                  2000         1999        1998
                                                                --------     --------    --------
        Net Fees
           United States Operations                             $173,009     $170,275    $179,315
           International Operations      United Kingdom           45,588       39,770      45,629
                                         Europe - Other           21,866       23,562      22,799
                                         Africa                   18,325       18,607      22,347
                                         Other                     4,432        4,981       4,830
                                                                --------     --------    --------
           Total                                                $263,220     $257,195    $274,920
                                                                ========     ========    ========
        Operating Income
           United States Operations                             $ 13,370     $ 16,262    $ 15,020
           International Operations      United Kingdom              680          689       1,034
                                         Europe - Other              824          341         517
                                         Africa                    1,105         (300)      1,936
                                         Other                       207          465         500
                                                                --------     --------    --------
           Total                                                $ 16,186     $ 17,457    $ 19,007
                                                                ========     ========    ========
        Segment Assets
           United States Operations                             $ 81,901     $ 71,947    $ 84,801
           International Operations     United Kingdom            40,358       45,205      41,326
                                        Europe - Other             6,808        5,283       4,875
                                        Africa                    12,888       11,814      15,636
                                        Other                      3,749        4,582       4,273
                                                                --------     --------    --------
           Total                                                $145,704     $138,831    $150,911
                                                                ========     ========    ========
        Depreciation and Amortization
           United States Operations                             $  4,516     $  4,719    $  4,562
           International Operations      United Kingdom            1,026        1,155         920
                                         Europe - Other              131           93         459
                                         Africa                      427          467         686
                                         Other                       130          170          97
                                                                --------     --------    --------
           Total                                                $  6,230     $  6,604    $  6,724
                                                                ========     ========    ========
        Long Lived Assets
           United States Operations                             $ 10,979     $ 12,408    $ 18,815
           International Operations       United Kingdom           2,665        3,039       3,524
                                          Europe - Other             252          228         181
                                          Africa                     588          637         869
                                          Other                       48           38          53
                                                                --------     --------    --------
           Total                                                $ 14,532     $ 16,350    $ 23,442
                                                                ========     ========    ========
        Capital Expenditures
           United States Operations                             $  3,031     $  1,867    $  5,259
           International Operations        United Kingdom            746          675         616
                                           Europe - Other            112          113         307
                                           Africa                    216          192         388
                                           Other                      --            7          65
                                                                --------     --------    --------
           Total                                                $  4,105     $  2,854    $  6,635
                                                                ========     ========    ========

Report of Independent Auditors
--------------------------------------------------------------------------------

The Board of Directors and Shareholders
LAWGIBB Group, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of LAWGIBB Group, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LAWGIBB Group, Inc. and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


Atlanta, Georgia
March 9, 2001

Directors and Officers Information

Directors

Peter D. Brettell
Chief Executive
GIBB Ltd
Reading, England

Bruce C. Coles
Chairman of the Board, President,
and Chief Executive Officer
LawGibb Group, Inc.

Robert B. Fooshee
Executive Vice President,
Chief Financial Officer, and Treasurer
LawGibb Group, Inc.

Walter T. Kiser
Retired Chairman and
Chief Executive Officer
Law Companies Engineering Group, Inc.

Joe A. Mason
Chief Financial Officer
Williams Interests
Stone Mountain, Georgia

Dr. Steven Muller
President Emeritus
The Johns Hopkins University
Washington, D.C.

Clay E. Sams
Vice President
Law Engineering and Environmental Services, Inc.
Charlotte, North Carolina

James M. Williams, Jr.
Vice Chairman
Williams Group International, Inc.
Stone Mountain, Georgia

Jerald H. Williams
Executive Vice President
Dedicated Logistics
Atlanta, Georgia

John Y. Williams
Managing Director
Equity South Advisors, LLC
Atlanta, Georgia

Michael D. Williams
President
Georgia Tractors, Inc.
Athens, Georgia

Virgil R. Williams
Chairman and Chief Executive Officer
Williams Group International, Inc.
Stone Mountain, Georgia

Officers

Bruce C. Coles
Chairman of the Board, President,
and Chief Executive Officer

Robert B. Fooshee
Executive Vice President,
Chief Financial Officer, and Treasurer

W. Allen Walker
Executive Vice President

Robert S. Gnuse
Senior Vice President and
Director of Marketing

Jon A. McCarthy
Senior Vice President and
Director of Human Resources

Lawrence J. White
Senior Vice President and
Chief Information Officer

Keith C. Groen
Secretary and General Counsel

Shareholders' Information

2001 Annual Meeting:
The Annual Shareholders' Meeting will be held at 4:00 p.m. on Monday, May 7, 2001, at the offices of the Company, 1105 Sanctuary Parkway, Suite 300, Alpharetta, GA 30004.

Transfer Agent:
LawGibb Group, Inc.
1105 Sanctuary Parkway, Suite 300
Alpharetta, GA  30004
(770) 360-0600

LawGibb Group, Inc.'s Annual Report on Form 10-K to the Securities and Exchange Commission provides certain additional information. A copy may be obtained at no charge by contacting Shareholder Relations at the above address.

There currently is no established trading market for shares of the Company's common stock, and although substantially all of the outstanding shares have been registered under applicable securities laws, no assurance can be given that a liquid market will develop in the future or that quotations for the common stock will be available. Additionally, the Company does not maintain stock price information with respect to transactions involving purchases and sales of outstanding shares of common stock. The Company did not pay any dividends on its common stock during the fiscal years ended December 31, 2000 or 1999. Further, the Company's existing credit facility prohibits the payment of cash dividends on the Company's common stock. As of December 31, 2000, there were 1,203 holders of the Company's common stock.

[IMAGE]
Water Quality Testing
LAWGIBB has developed software for stormwater management and data management that can be directly applied to the data requirements of large environmental water quality studies.

[IMAGE]
Wetlands Mitigation Project
Current work in the Everglades is representative of the Company's services in designing and studying the nesting habitat in wetlands areas for birds, reptiles, etc. and restoring trophic functions.

[IMAGE]
Estonian Railways, Freightyard
LAWGIBB's Transport Consulting experts in the UK were commissioned by the Estonian Privatization Agency to advise how to best implement rail privatization in that Eastern European country.

[IMAGE]
The Mars  Awards  for the  Environment  in  Berkshire,  UK
Run by a partnership between Mars Confectionery and local authorities, The Mars Awards aim to encourage schools to become more closely involved in a continuous educational and cultural process which ensures the protection of our environment for future generations.

[IMAGE]
Direct Push Technology
Recently deployed drilling equipment using new technologies allows our project team to make on-site field decisions without having to wait for laboratory analytical results, thus saving clients time and money.


LAWGIBB Group, Inc.
www.lawgibb.com

Worldwide Corporate Headquarters
1105 Sanctuary Parkway, Suite 300
Alpharetta, GA 30004 USA
Telephone: (770) 360-0600
Fax: (770) 360-0580

International Headquarters
GIBB House, London Road
Reading, Berkshire RG6 1BL, UK
Telephone: +44-118-9635000
Fax: +44-118-9491054